    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2001


                                                      REGISTRATION NO. 333-57716
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                                       ON

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           GENEVA STEEL HOLDINGS CORP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                   3312                                  87-0665504
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NO.)

                                                                                  KEN C. JOHNSEN
                   10 SOUTH GENEVA ROAD                                        10 SOUTH GENEVA ROAD
                   VINEYARD, UTAH 84058                                        VINEYARD, UTAH 84058
                      (801) 227-9000                                              (801) 227-9000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                         INCLUDING                                                   INCLUDING
  AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)     AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------
                                   COPIES TO:
                            EMANUEL S. CHERNEY, ESQ.
                            DENIS A. DUFRESNE, ESQ.
                                KAYE SCHOLER LLP
                                425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000
                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
         TITLE OF EACH CLASS OF               AMOUNTS TO          PROPOSED MAXIMUM         PROPOSED MAXIMUM         AMOUNT OF
       SECURITIES TO BE REGISTERED           BE REGISTERED    OFFERING PRICE PER SHARE AGGREGATE OFFERING PRICE REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
  share..................................    3,346,789(1)             $1.75(2)              $5,856,881(2)         $1,464.22(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
  share..................................      54,899(3)             $0.755(4)                $41,449(4)            $10.36(4)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
  share..................................      25,000(3)              $0.42(5)                $10,500(5)            $2.63(5)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


(1) Includes 618,349 shares of common stock issuable upon exercise of options.

(2) Estimated solely for purposes of computing the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, the price used is the average of the high and low sales price of the common stock as quoted on the Nasdaq SmallCap Market as of the close of trading on March 26, 2001. The registrant previously paid this filing fee of $1,464.22 upon the initial filing of this registration statement on March 28, 2001.

(3) Represents shares of common stock issuable upon exercise of options.

(4) Estimated solely for purposes of computing the registration fee. In accordance with Rule 454(c) under the Securities Act of 1933, the price used is the average of the high and low sales price of the common stock as quoted on the Nasdaq SmallCap Market as of the close of trading on July 16, 2001. The registrant previously paid this filing fee of $10.36 upon the filing of amendment number one to this registration statement on July 18, 2001.


(5)Estimated solely for purposes of computing the registration fee. In accordance with Rule 454(c) under the Securities Act of 1933, the price used is the average of the high and low sales price of the common stock as quoted on the Nasdaq SmallCap Market as of the close of trading on August 30, 2001.



(6) The registrant is registering for resale by certain selling security holders, shares of common stock that may be issuable upon the exercise of certain options of the registrant. Pursuant to Rule 416 of the Securities Act of 1933, this registration statement also registers such additional number of shares of the registrant's common stock as may become issuable upon exercise of the options as a result of stock splits, stock dividends and similar transactions.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THEIR SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED AUGUST 31, 2001.


PROSPECTUS


                                3,426,688 SHARES


                                     [LOGO]

                           GENEVA STEEL HOLDINGS CORP

                                  COMMON STOCK

                            ------------------------


     The selling stockholders identified in this prospectus are offering for sale from time to time under this prospectus up to an aggregate of 3,426,688 shares of our common stock. The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions or in privately negotiated transactions. For additional information on the methods of sale, please refer to the section entitled "Plan of Distribution" on page 58 of this prospectus. We will not receive any portion of the proceeds from the sale of these shares by the selling stockholders.



     Our shares of common stock are quoted on The Nasdaq Stock Market's SmallCap(SM) System under the symbol "GNVH". The shares of our common stock offered for the account of the selling stockholders will be offered at the market price on the day of sale. On August 30, 2001, the last reported sale price of our common stock was $0.40 per share.


     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                     This is not an underwritten offering.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this prospectus is August   , 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
RISK FACTORS................................................    6
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS............   13
USE OF PROCEEDS.............................................   13
DIVIDEND POLICY.............................................   13
PRICE RANGE OF OUR COMMON STOCK.............................   13
SELECTED FINANCIAL DATA.....................................   15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
  AND RESULTS OF OPERATIONS.................................   17
BUSINESS....................................................   27
MANAGEMENT..................................................   43
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS........   52
PRINCIPAL AND SELLING STOCKHOLDERS..........................   53
DESCRIPTION OF CAPITAL STOCK................................   55
PLAN OF DISTRIBUTION........................................   58
LEGAL MATTERS...............................................   59
EXPERTS.....................................................   59
WHERE YOU CAN FIND MORE INFORMATION.........................   59
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                                    SUMMARY

     This summary only highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the information under the section entitled "Risk Factors" and the consolidated financial statements and related notes to consolidated financial statements included in this prospectus, before making a decision to invest in our common stock. All references to "we", "us", "our", "Geneva Steel Holdings Corp." or "our Company" in this prospectus mean Geneva Steel Holdings Corp, a Delaware corporation, our predecessor Geneva Steel Company, and all entities owned or controlled by Geneva Steel Holdings Corp. When we refer to fiscal years in this prospectus, fiscal 2000 means the year ended September 30, 2000, fiscal 1999 means the year ended September 30, 1999, and fiscal 1998 means the year ended September 30, 1998. In December 2000, we changed our fiscal year end to December
31. Therefore, fiscal 2001 refers to the year ending December 31, 2001.

                                  THE COMPANY

     We own and operate the only integrated steel mill in the western United States. Located near Provo, Utah, we produce and market a variety of products, including flat and coiled plate, sheet, pipe, and slabs. We are one of the larger domestic producers of flat and coiled plate products.


     Our products are used by a variety of industries, including the oil and gas, shipping and construction industries. We sell our products primarily through steel service centers and distributors. In addition, we sell finished products directly to various end users of steel products, including manufacturers of welded tubing, highway guardrail, storage tanks, railcars, barges, and agricultural and industrial equipment. We also sell slabs to other producers of finished steel products. As of July 31, 2001, we had estimated total orders on hand for 65,700 tons compared to 147,700 tons as of July 31, 2000.


     Our steel mill facilities include three coke oven batteries, three blast furnaces, two basic oxygen process furnaces, a continuous casting facility, a combination continuous rolling mill, and various finishing facilities, including a plate cut to length line and a pipe mill. Our in-line caster and continuous rolling mill are among the widest in the world, permitting slabs to be cast and rolled in widths up to 126 inches. We believe that this wide caster combined with our unique mill provides us with a significant competitive advantage. These facilities enable us to offer an expanded range of products, shift product mix according to market demand, and produce wide, light-gauge plate products more efficiently and at lower costs than many of our competitors.

     Since September 30, 1989, we have spent over $665 million on plant and equipment to modernize and maintain our production facilities. Our modernization efforts were designed to take advantage of the unique features of our rolling mill and have improved a significant portion of our steelmaking and finishing operations and thereby reduced costs, increased operating flexibility, broadened our product line, improved product quality, and increased throughput rates. We estimate that our capital expenditures during fiscal 2001 will be $10 million, approximately $6.9 million of which was incurred through June 30, 2001.

     We have identified several large-scale capital improvement projects that we believe will further increase our production capacity, improve operating efficiencies and reduce costs. These projects include the replacement of our existing slab heating facilities with a new walking beam furnace to reheat steel slabs, the development of a cokeless ironmaking facility with an oxygen and electric power generation plant and the possible installation of an electric arc furnace. Various aspects of these projects would, however, require us to obtain additional financing and enter into contractual and/or partnership arrangements with other parties which we may not be able to achieve.


     Although our business continues to be adversely affected by low-priced steel imports, the domestic steel industry has taken steps, including filing antidumping cases on hot rolled sheet from 11 countries with federal authorities, to obtain relief from the effects of steel exports by foreign competitors. These cases are in addition to other cases that have already been resolved. See "Business -- Competition and Other Factors" for a detailed discussion of some of the other cases. The steel industry has received a final favorable determination from the U.S. International Trade Commission and the Department of Commerce as to two countries, and expects final affirmative rulings to be issued in October 2001 against the other nine countries. We expect that a favorable resolution of these cases would ultimately have a significant beneficial effect on the market and our business for hot rolled sheet.


     On June 5, 2001, President Bush announced his intention to initiate an investigation, pursuant to Section 201 of U.S. trade law, that could result in the implementation of safeguards designed to protect domestic steel companies from the effects of steel exports by foreign competitors. Although the results of this investigation could be beneficial to us, we cannot predict its duration or outcome. On June 22, 2001, U.S. Trade Representative Zoellick requested that the International Trade Commission initiate a safeguard investigation. The request covers all of our products, except for line pipe, for which relief is already covered by Section 201. We expect that the ITC will announce an injury decision on October 22, 2001, and if that decision is affirmative, make a remedy recommendation to the President on December 19, 2001. The President would then have 60 days to take action.


     We own a 50MW electric generator that can be used to supply electric power and energy for internal use or sale into the wholesale electric market. In light of current market conditions for wholesale electricity in the western United States and continued weak market conditions in the steel industry, we have actively pursued several alternatives for realizing and maximizing the value of our electric generation facilities and our ability to curtail electricity consumption through operational changes. We have recently entered into a contract with our electric supplier to curtail our electric consumption during eight peak hours each weekday through at least September 15, 2001, in exchange for payments tied to a daily market index price of electricity. We have also agreed, in exchange for compensation that is also tied to the daily market price, to operate our generation facilities at maximum capacity during off-peak hours, when market prices justify doing so, to offset our purchases from our electric supplier.

     On February 1, 1999, we filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court. The filing was made necessary primarily due to a lack of sufficient liquidity related to a surge in low-priced steel imports. Decreased liquidity made it impossible for us to service our debt and fund ongoing operations. While in Chapter 11, we remained in possession of our properties and assets and continued to manage our business, subject to the supervision of the bankruptcy court. On December 8, 2000, the bankruptcy court entered an order confirming our plan of reorganization. The plan became effective on January 3, 2001, together with the closing of our post-bankruptcy credit facilities. Implementation of the plan of reorganization significantly reduced our debt and provided additional liquidity in the form of a term loan and a revolving line of credit.

     As of December 31, 2000, we adopted fresh start accounting in accordance with applicable accounting standards. Under "fresh start accounting," our accumulated deficit was eliminated, our prior Class A and Class B common stock, redeemable preferred stock and senior notes were extinguished, and equity in the reorganized company was issued to our prior bondholders and other claimants.

     We are a newly-formed Delaware holding company created as part of our plan of reorganization. Our principal executive offices are located at 10 South Geneva Road, Vineyard, Utah 84058 and our telephone number is (801) 227-9000.

                                  THE OFFERING


Securities Offered(1)........................  3,426,688 shares of common stock.
Securities Outstanding(2)....................  7,424,617 shares of common stock.
Use of Proceeds..............................  We will not receive any proceeds from the sale of the common stock included in this
                                               offering.
Nasdaq SmallCap System Symbol................  GNVH


---------------

(1) The securities being sold in this offering are common stock. The securities offered include 698,248 shares of common stock issuable upon exercise of options.



(2) Does not include 698,248 shares of common stock issuable upon exercise of options.

                             SUMMARY FINANCIAL DATA


     You should read the following summary financial data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited financial statements and the related notes to financial statements included elsewhere in this prospectus. We derived the information set forth below for the three months ended December 31, 2000 (the transition period) and 1999 and the six months ended June 30, 2001 and 2000 from our unaudited financial statements that include, in the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the interim periods, when read in conjunction with our annual financial statements and the notes to our annual financial statements appearing elsewhere in this prospectus. Our results of operations for fiscal years through September 30, 2000, the three months ended December 31, 2000 and 1999 and the six months ended June 30, 2000, are the results of operations of our predecessor company, Geneva Steel Company, and the results of operations for the six months ended June 30, 2001 are our results of operations for the reorganized company. Due to our implementation of fresh start accounting on December 31, 2000 in connection with our reorganization, certain financial information set forth below for the six months ended June 30, 2001 and as of June 30, 2001 and December 31, 2000 will not be comparable to information for the periods prior to December 31, 2000. The report of our independent public accountants contained elsewhere in this prospectus includes an explanatory paragraph stating that our negative margins and significant operating losses, as well as the recent amendment to certain financial covenants in our credit facilities, raises substantial doubt as to our ability to continue as a going concern. The results of operations for the six months ended June 30, 2001 may not be indicative of our results for the full year.



                                            YEARS ENDED SEPTEMBER 30,
                       -------------------------------------------------------------------
                                               PREDECESSOR COMPANY
                         2000        1999            1998            1997           1996
                       ---------   ---------       ---------       --------       --------

                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TON DATA)
OPERATING DATA:
Net sales............  $ 564,233   $ 314,726       $ 720,453       $726,669       $712,657
Gross margin.........      3,782    (107,086)         61,321         60,691         50,350
Income (loss) from
  operations.........     (9,916)   (128,902)         21,394         38,204         25,729
Income (loss) before
  reorganization
  items,
  extraordinary item
  and income taxes...     (6,106)   (142,837)        (20,733)        (2,041)       (11,667)
Reorganization
  items..............      2,865      42,270              --             --             --
Extraordinary item...         --          --              --             --             --
Net income (loss)....     (8,971)   (185,107)        (18,943)        (1,268)        (7,238)
Net income (loss)
  applicable to
  common shares......     (9,727)   (189,936)        (30,715)       (11,608)       (16,327)
Diluted net income
  (loss) per common
  share..............      (0.58)     (11.33)          (1.90)         (0.74)         (1.07)
BALANCE SHEET DATA:
Cash.................  $      --   $      --       $      --       $     --       $    597
Working capital
  (deficit)..........      2,276      (8,567)       (298,416)        67,063         71,065
Current ratio........       1.02         .91             .39           1.66           1.64
Net property, plant
  and equipment......    343,227     373,017         411,174        458,315        454,523
Total assets.........    483,790     474,716         605,165        646,070        657,386
Long-term debt.......         --(2)        --(2)          --(2)     399,906        388,431
Redeemable preferred
  stock..............     56,757      56,001          56,917         56,169         55,437
Stockholders' equity
  (deficit)..........   (143,707)   (133,980)         53,208         82,603         92,827
Long-term debt as a
  percentage of
  stockholders'
  equity.............         --(2)        --(2)          --(2)         484%           418%

                                                           SIX MONTHS ENDED
                             THREE MONTHS                      JUNE 30,
                          ENDED DECEMBER 31,           -------------------------
                       -------------------------       REORGANIZED   PREDECESSOR
                          PREDECESSOR COMPANY            COMPANY       COMPANY
                         2000(1)        1999              2001          2000
                       -----------   -----------       -----------   -----------
                       (UNAUDITED)   (UNAUDITED)       (UNAUDITED)   (UNAUDITED)
                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TON DATA)
OPERATING DATA:
Net sales............   $ 112,183     $ 126,169         $198,034      $ 327,323
Gross margin.........     (22,074)         (694)         (32,546)        11,720
Income (loss) from
  operations.........     (26,786)       (4,042)         (41,322)         4,333
Income (loss) before
  reorganization
  items,
  extraordinary item
  and income taxes...     (29,795)        2,875          (47,589)         1,622
Reorganization
  items..............       2,493         1,114               --          2,796
Extraordinary item...     249,289            --               --             --
Net income (loss)....     217,001         1,761          (47,589)        (1,174)
Net income (loss)
  applicable to
  common shares......     216,810         1,574          (47,589)        (1,553)
Diluted net income
  (loss) per common
  share..............       12.86          0.09            (6.62)         (0.09)
BALANCE SHEET DATA:
Cash.................   $  22,862     $      --         $  2,166      $      --
Working capital
  (deficit)..........      81,239         2,990           57,434          8,432
Current ratio........        2.18          1.04             2.15           1.12
Net property, plant
  and equipment......     175,747       362,729          167,803        349,340
Total assets.........     343,659       459,613          295,516        442,218
Long-term debt.......     117,655            --(2)       134,858             --(2)
Redeemable preferred
  stock..............          --        56,188               --         56,566
Stockholders' equity
  (deficit)..........     138,400      (132,405)          92,164       (133,958)
Long-term debt as a
  percentage of
  stockholders'
  equity.............          85%           --(2)           146%            --(2)


---------------
(1) The balance sheet data as of December 31, 2000 is that of the reorganized company due to our implementation of fresh start accounting on December 31, 2000.

(2) Long-term debt is reflected in the current liabilities section of the consolidated balance sheet.


                                      YEARS ENDED SEPTEMBER 30,
                       -------------------------------------------------------
                                         PREDECESSOR COMPANY
                         2000        1999        1998        1997       1996
                       ---------   ---------   ---------   --------   --------

                                 (IN THOUSANDS, EXCEPT PER TON DATA)
ADDITIONAL DATA:
Operating income
  (loss) per ton
  shipped(2).........  $   (5.19)  $ (117.15)  $   10.68   $  17.90   $  12.00
Capital
  expenditures(1)....     13,005       8,025      10,893     47,724     26,378
Depreciation and
  amortization.......     43,295      50,625      44,182     44,959     44,415
Cash flows from
  operating
  activities.........    (25,155)      8,095      25,847     32,070    (19,520)
Cash flows from
  investing
  activities.........     (2,907)     (3,341)    (10,859)   (46,465)   (37,526)
Cash flows from
  financing
  activities.........     28,062      (4,754)    (14,988)    13,798     44,835
Raw steel
  production(2)......      2,084       1,101       2,390      2,460      2,428
Steel products
  shipped(2).........      1,912       1,100       2,003      2,135      2,145

                                                       SIX MONTHS ENDED
                             THREE MONTHS                  JUNE 30,
                          ENDED DECEMBER 31,       -------------------------
                       -------------------------   REORGANIZED   PREDECESSOR
                          PREDECESSOR COMPANY        COMPANY       COMPANY
                          2000          1999          2001          2000
                       -----------   -----------   -----------   -----------
                       (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                (IN THOUSANDS, EXCEPT PER TON DATA)
ADDITIONAL DATA:
Operating income
  (loss) per ton
  shipped(2).........   $ (66.30)     $   (9.10)    $ (67.96)     $    4.24
Capital
  expenditures(1)....      1,452            639        6,939          7,865
Depreciation and
  amortization.......     10,718         10,879       13,579         21,645
Cash flows from
  operating
  activities.........     (1,282)         4,150      (33,336)        25,477
Cash flows from
  investing
  activities.........     (1,452)         7,956       (6,939)        (7,862)
Cash flows from
  financing
  activities.........     25,596        (12,106)      19,579        (17,615)
Raw steel
  production(2)......        425            488          626          1,091
Steel products
  shipped(2).........        404            444          608          1,021


---------------
(1) Capital expenditures for the year ended September 30, 1998 included an offset of $12.5 million relating to an insurance claim settlement. Absent the offset, capital expenditures were approximately $23.4 million.

(2) Represents unaudited information.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in us. Additional risks and uncertainties not currently known to us may also harm our business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or our results of operations could be seriously harmed. If that occurs, the trading price of our common stock could decline, and you may lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

OUR INDEPENDENT PUBLIC ACCOUNTANTS HAVE EXPRESSED SUBSTANTIAL DOUBTS OVER OUR ABILITY TO CONTINUE AS A GOING CONCERN.

     The report of our independent public accountants on our September 30, 2000 and 1999 financial statements includes an explanatory paragraph stating that our negative margins and significant operating losses, as well as the fact that we recently entered into an amendment to modify certain financial covenants in our credit facilities, raise substantial doubt as to our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Investors in our securities should review carefully the report of Arthur Andersen LLP. We cannot assure you that we will be able to continue as a going concern.

AS A RESULT OF OUR RECENT LOSSES, EXPECTATION OF LOSSES FOR THE FORESEEABLE FUTURE AND NEGATIVE CASH FLOW, WE MAY NOT BECOME PROFITABLE AND MAY NOT BE ABLE TO SUSTAIN OR DEVELOP OUR BUSINESS AS CURRENTLY PLANNED.


     We have experienced net losses since fiscal 1995, including net losses of approximately $18.9 million in fiscal 1998, $185.1 million in fiscal 1999, $9.0 million in fiscal 2000, $32.3 million (excluding extraordinary items) for the three month period ended December 31, 2000, and $47.6 million for the six month period ended June 30, 2001. Our gross margins (in thousands) for fiscal 1998, fiscal 1999, fiscal 2000, the three month period ended December 31, 2000 and the six month period ended June 30, 2001 were $61,321 (5.7%), ($107,086) (-32.2%),
$3,782 (0.6%), ($22,074) (-18.1%) and ($32,546) (16.4%), respectively. We expect to incur losses through at least the end of fiscal 2001 and may continue to have losses thereafter. In December 2000, we changed our fiscal year end from September 30 to December 31. If we fail to generate positive cash flow and income from operations or net income at any time, we may not be able to manage our working capital requirements and fund our operations for the period required to achieve profitability, and we may not remain viable.


IF WE DO NOT HAVE ADEQUATE FUNDS TO MAKE ALL CAPITAL EXPENDITURES THAT ARE NECESSARY TO ACHIEVE THE LEVEL OF PRODUCTIVITY AND QUALITY OF OUR COMPETITORS AND TO MAINTAIN OUR FACILITIES, OUR BUSINESS MAY BE IMPAIRED AND OUR PROFITABILITY REDUCED.


     Our integrated steel operations are capital intensive. We expect to have substantial capital needs in the near future for improvements and modernization projects, which we expect to be substantially higher than in recent years. For example, we will likely need to reline two blast furnaces within the next two to three years. We have also identified the need for a walking beam furnace, which will allow us to heat steel slabs at the same rate at which we can currently cast and roll them. If we do not have the financing necessary to construct a walking beam furnace, we may not be able to reduce our costs, increase production efficiencies and improve our quality. We deferred several capital projects prior to and during the pendency of our bankruptcy proceedings because of our lack of liquidity. We are continuing to defer projects in light of our continued lack of liquidity and current industry conditions. Deferral of projects has had and will continue to have a negative effect on our operations and our ability to remain competitive. Our capital expenditures were $8.0 million in fiscal year 1999, $13.0 million in fiscal year 2000, $1.5 million for the three months ended December 31, 2000 and $6.9 million for the six months ended June 30, 2001. In fiscal 2001, we expect to spend approximately

$10 million on blast furnace repairs and other capital maintenance spending, approximately $6.9 million of which was incurred through June 30, 2001. We cannot be certain that our capital needs will not exceed the $10 million we have estimated, given the possibility of unforeseen repair and maintenance requirements. We also can not be certain that we will have available cash for capital expenditures or that, if we do make capital expenditures, the benefits that we expect will be achieved. If we do not have adequate funds to make our capital expenditures or if the benefits that we expect are not achieved, our business may be impaired and our profitability reduced.

OUR CREDIT FACILITIES CONTAIN VARIOUS COVENANTS WHICH COULD LIMIT THE FLEXIBILITY NEEDED IN THE OPERATION OF OUR BUSINESS. WITHOUT SUFFICIENT FLEXIBILITY TO OPERATE OUR BUSINESS, MANAGEMENT MAY BE UNABLE TO DEVELOP OUR BUSINESS AS CURRENTLY PLANNED.

     Our term loan agreement and revolving credit facility with Citicorp USA, Inc. contain various provisions that limit our management's discretion by restricting our ability to, among other things:

          - incur additional indebtedness;

          - create liens on our properties;

          - make capital expenditures;

          - make certain loans, advances or investments;

          - transfer or sell assets;

          - pay dividends or distributions on our capital stock or repurchase our capital stock;

          - enter into sale-leaseback transactions;

          - provide guarantees;

          - enter into transactions with affiliates;

          - merge or consolidate with another company; and

          - modify certain existing agreements.

     In addition, our new revolving credit facility requires us to meet a minimum liquidity threshold, below which certain financial covenants apply, which includes a cash interest coverage requirement and a minimum tangible net worth requirement. Some of these ratios and tests are deferred as long as the liquidity threshold is met. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict management from developing our business as currently planned.

IF WE DO NOT REMAIN IN COMPLIANCE WITH THE COVENANTS AND RESTRICTIONS IN OUR CREDIT FACILITIES, OUR DEBT OBLIGATIONS COULD BE ACCELERATED AND ACCESS TO FUTURE FUNDS FROM THE CREDIT FACILITIES TERMINATED, WHICH WOULD SEVERELY LIMIT OR ELIMINATE OUR ABILITY TO CONTINUE OPERATIONS.

     We have to date been in compliance with the covenants and restrictions in our new credit facilities. We may not be able to remain in compliance with these covenants and restrictions. We recently amended our revolving credit facility to lower each of the required minimum liquidity threshold, the maximum capital expenditures limit and the tangible net worth requirement. If our required minimum liquidity threshold of $35 million is not achieved we would become subject to financial tests which are not currently being met. If we fail to comply with the covenants and restrictions in our credit facilities as currently in effect, or if we fail to satisfy the minimum liquidity threshold, a default would occur. Such a default could allow the lender to accelerate the related debt as well as any other debt to which a cross acceleration or cross default provision applies. In addition, the lenders could terminate any commitments they had made to supply us with further funds. If we default and the lenders accelerate debt or terminate commitments, our ability to operate would be severely affected and possibly eliminated. At August 27, 2001, we had $37.5 million in available liquidity. We currently anticipate that our available liquidity will be below $35 million during the fourth quarter of 2001. We are currently seeking an amendment to our revolving credit facility in order to remain in compliance with our credit facility.


AS A RESULT OF THE RECENT DECLINE IN THE MARKET INDEX OF ELECTRICITY PRICES, PAYMENTS UNDER OUR ELECTRICITY CONTRACTS HAVE BEEN LESS THAN PROJECTED. A PROTRACTED DECLINE IN THIS INDEX COULD LEAD TO LESS AVAILABLE CASH AND POSSIBLY A BREACH OF THE COVENANTS AND RESTRICTIONS UNDER OUR CREDIT FACILITIES.

     Payments under our agreements to curtail our use of electric power and generate excess power internally are based on a market-driven price index. This agreed-upon price index, which is revised on a daily basis, will therefore affect the extent to which we are compensated under these agreements. Because we expect to supplement our cash flow from these payments, a protracted decline in the applicable market index of electricity prices would lessen our available cash and, as a result, could cause us to breach covenants and restrictions under our credit facilities. As described above, this breach could result in acceleration of the related debt, cross-acceleration of other debt and termination of lending commitments, in which event our ability to operate would be severely affected and possibly eliminated. Recently, this market index of electricity prices has declined and, accordingly, payments under our electricity contracts have been less than projected.

IF WE LOSE OUR SENIOR MANAGEMENT OR FAIL TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS OR ACHIEVE OUR OBJECTIVES.

     The success of our business largely depends on our senior managers, as well as on our ability to attract and retain other qualified personnel. We may not be able to attract and retain the personnel necessary for the operation and/or development of our business. If we lose the services of key personnel or fail to attract additional personnel as required, this could have a material adverse effect on our business, financial condition and results of operations. We do not have employment agreements that provide for a fixed term of employment with any members of senior management other than our chief executive officer. In April 2001, Mr. Joseph Cannon resigned as our Chief Executive Officer and in July 2001, Mr. Dennis Wanlass resigned as our Chief Financial Officer, Vice President and Treasurer. See "Management" for additional references to the resignations of Messrs. Cannon and Wanlass.

IF WE ARE NOT ABLE TO RENEGOTIATE OUR CURRENT UNION CONTRACT BEFORE IT EXPIRES ON APRIL 30, 2002, OUR OPERATIONS AND PROFITABILITY COULD BE MATERIALLY ADVERSELY AFFECTED.


     Our current contract will expire pursuant to its terms on April 30, 2002. We will likely commence formal discussions with the union regarding a new collective bargaining agreement in advance of April 30, 2002. If we fail to reach agreement with the union on terms and conditions satisfactory to us prior to the expiration of the current union contract, this would likely have a material adverse effect on our operations and profitability. Our prior negotiations with the union have not always resulted in a new collective bargaining agreement prior to expiration of the old agreement. For example, we were unable to renegotiate our prior collective bargaining agreement before it expired. In fact, the union's local chapter failed to ratify the current collective bargaining agreement the first time it was presented to them for ratification. On July 31, 2001, the local union chapter did ratify the current collective bargaining agreement after we and the union made a few minor modifications to the agreement. The current collective bargaining agreement includes our agreement to make a $500 payment to each eligible employee in April 2002. We estimate that these payments will aggregate approximately $650,000.


     We believe that the current contract provides us with an important competitive advantage. If we fail to reach a new agreement with the union, we could lose the competitive advantage we derive from the current contract and we could suffer a work interruption which would likely have a material adverse effect on our ability to operate and our profitability. In addition, if we reach an agreement with the union on terms less favorable than those contained in the current union contract, this could negatively affect our profitability.

UNPLANNED REPAIRS OR EQUIPMENT OUTAGES COULD INTERRUPT PRODUCTION AND REDUCE OPERATING INCOME OR CASH FLOW.

     Our integrated steel operations depend upon critical steelmaking equipment, such as blast furnaces, basic oxygen furnaces, a continuous caster and our rolling and finishing facilities that may occasionally be out of service due to routine scheduled maintenance or equipment failures. Any unplanned unavailability of critical equipment would interrupt our production capabilities and reduce our sales and profitability. Although we have not recently experienced any equipment failures that have resulted in an extended complete shutdown of a major portion of our steelmaking production, we have experienced unscheduled equipment outages in the past and we could have material shutdowns in the future.

LIABILITY FOR DAMAGES AND COSTS IN CONNECTION WITH LITIGATION RELATED TO AN EQUIPMENT LEASE COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS WELL AS OUR ABILITY TO REMAIN IN COMPLIANCE WITH THE COVENANTS UNDER OUR CREDIT FACILITIES.


     We are currently engaged in litigation with a company from whom we leased machinery prior to our bankruptcy filing. Although we were successful in this litigation before the bankruptcy court and on appeal in the federal district court, the matter has been remanded to the bankruptcy court and can be appealed again. If the lessor appeals again and prevails on the appeal, we could be liable for monetary damages and other costs in the amount of approximately $7.2 million plus other costs of approximately $450,000 to comply with certain provisions of the lease agreement. An adverse determination in this litigation could have a material adverse effect on our financial condition and results of operations and would negatively affect our ability to remain in compliance with the covenants under our credit facilities.


ENVIRONMENTAL AUTHORITIES ARE EXAMINING US FOR ALLEGED VIOLATIONS OF THE STATE AND FEDERAL LAWS WITH RESPECT TO OUR USED OIL RECLAMATION SYSTEM. IF WE BECOME LIABLE FOR DAMAGES AND COSTS RELATED TO THESE ALLEGED VIOLATIONS, THIS WOULD NEGATIVELY AFFECT OUR FINANCIAL CONDITION AND PROFITABILITY.

     Our used oil reclamation system has recently come under scrutiny by the Utah Division of Hazardous Waste and the U.S. Environmental Protection Agency for certain alleged violations of Utah's used oil regulations. On May 3, 2001, the State of Utah issued a Notice of Violation. If we are ultimately found liable, the State of Utah can impose civil penalties of up to $10,000 per day, and the federal government can impose penalties of up to $27,500 per day if it is not satisfied with how the State of Utah has handled the matter. Moreover, the cost of corrective action would be material. We are vigorously contesting any asserted liability by either agency. If we are found liable for these violations and penalties are imposed against us, our financial condition, liquidity and profitability would suffer.

WE EXPECT TO INCUR SUBSTANTIAL CAPITAL EXPENDITURES TO COMPLY WITH EXISTING AND FUTURE ENVIRONMENTAL LAWS AND REGULATIONS. THE EXPENDITURES COULD ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

     Compliance with environmental laws and regulations is a significant factor in our business. We are subject to federal and local environmental laws and regulations concerning, among other things, air emissions, wastewater discharge, and solid and hazardous waste disposal. Environmental laws currently in effect or enacted in the future could require changes to our current operations. Any future change in environmental laws and regulations could have a material adverse effect on our profitability and financial condition. Environmental laws have been enacted, and in the future may be enacted, that create liability for past actions that were lawful at the time taken, but that have been found to affect the environment adversely. We expect to incur substantial capital expenditures to comply with existing laws and regulations. In addition, future expenditures needed to comply with future laws and regulations are impossible to predict, but we expect that they will be substantial.

                      RISKS RELATED TO THE STEEL INDUSTRY

IN THE EVENT OF A CONTINUED GENERAL ECONOMIC DOWNTURN OR A DOWNTURN IN ANY OF THE INDUSTRIES THAT WE SERVE, OUR REVENUES AND PROFITABILITY WILL LIKELY BE ADVERSELY AFFECTED.


     The domestic steel industry is highly cyclical due primarily to the cyclicality of the industries it serves and changes in the global steel industry. Integrated steel manufacturing is capital and fixed cost intensive and therefore our revenues and profitability are substantially affected by small variations in the realized prices of our products or the volume of our shipments. For example, steel prices and orders declined materially during 1998 and, following a brief recovery in late 1999 and early 2000, declined again during the remainder of 2000 and through March 31, 2001. The lower steel prices and order levels continue to affect our results of operations.


THE PRESENCE OF FOREIGN AND DOMESTIC COMPETITORS IN THE U.S. MARKET, AS WELL AS MANUFACTURERS OF STEEL ALTERNATIVES, MAY CONTINUE TO ADVERSELY AFFECT THE VOLUME AND PRICE OF OUR PRODUCTS AND THEREBY REDUCE OUR PROFITABILITY.

     The domestic and foreign steel industries are characterized by intense global competition with respect to price, proximity to market, quality and service. Many of our competitors are larger than us and/or have greater capital resources.

     Foreign competition is a significant factor in the domestic steel market and has adversely affected the demand for and price of our products. Foreign competition has had and may in the future have a significant negative impact on our operations, depending upon various factors, including the level of domestic prices, global and regional steel demand, exchange rates and foreign subsidies. Foreign competition is particularly significant because most foreign markets are less open than the U.S. market, allowing foreign producers to maintain higher prices in their own markets while dumping excess production at significantly lower prices into the U.S. market. In addition, some foreign steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced in part by political and social policy considerations as well as by prevailing market conditions and profit opportunities. One of the principal factors leading to our filing for bankruptcy protection in 1999 was the collapse of the domestic steel market in 1998 due to an unprecedented surge of imports, which severely impaired our ability to sell our products at prices we had previously been able to achieve and, accordingly, impaired our profitability. If foreign competition continues to export large quantities of steel products to the United States and domestic prices are negatively affected, our financial condition and profitability will likely suffer. We compete in all of our product lines against foreign producers throughout the world and in the United States.

     We also face increasing competition due to the construction of mini-mills and improvements in production efficiencies at existing mills. Mini-mills, which primarily use ferrous scrap metal as a metallic input and tend to serve regional markets, produce plate, coil and pipe products that compete directly with our products. Domestic mini-mills have been constructed that produce wide plate in coil form that compete with our products. Additional mini-mills may be constructed. Our operations, like those of other steel producers, are highly sensitive to price and production volume changes. Consequently, downward movements in price and upward movements in production volume by competitors have had, and will continue to have, an adverse effect on our results of operations.

     We also face increasing competition from producers of steel product alternatives such as aluminum, composites, plastics and concrete. Our business will suffer if our customers, or prospective customers, purchase these products instead of our products.

AN EXCESS SUPPLY OF STEEL WILL DEPRESS STEEL PRICES AND WOULD LIKELY HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES AND PROFITS.

     Overall consumption of steel products in the U.S. steel market has not kept pace with the growth of the economy as a whole over the past decade. There still exists significant excess production capacity for the domestic steel market taking into account recent import levels and capacity additions. Overcapacity intensifies competitive pricing and results in additional pressures on capacity utilization and profit margins. To the extent that there exists a significant excess supply of steel products in the United States, the price of our steel products will likely decrease and our profit margins will be impaired.

THE LACK OF AVAILABILITY AND HIGHER COSTS OF RAW MATERIALS MAY ADVERSELY AFFECT OUR PROFITABILITY.

     Our operations require substantial amounts of raw materials, including iron ore, iron ore pellets, coal, coke, limestone, oxygen, natural gas and electricity. The costs and availability of these materials have been susceptible in the past to fluctuations in price and availability, which may continue to occur in the future. In recent months, particularly from June 2000 through March 2001, the price of natural gas increased dramatically. In subsequent months, the price of natural gas has declined but remains at a price above historical monthly levels. This increase in the price of natural gas is having a negative effect on our profitability. For example, our cost of sales as a percentage of sales increased from 96.5% for the three months ended March 31, 2000 to 123.1% for the three months ended March 31, 2001, in part due to higher natural gas prices. Increased raw materials costs are particularly adverse to our profitability because worldwide competition in the steel industry frequently limits the ability of steel producers to raise finished product prices to recover higher raw material costs. Our profitability will be materially adversely affected to the extent we are unable to pass on higher raw material costs to our customers or are limited in our access to such materials.

WITHOUT A CONTRACT EXTENSION OR A NEW CONTRACT COMPARABLE TO OUR EXISTING CONTRACT FOR IRON ORE PELLETS AND ELECTRICITY, OUR COSTS FOR THESE MATERIALS WOULD LIKELY INCREASE AND, ACCORDINGLY, OUR PROFITABILITY MAY DECLINE.

     We depend on third parties for the supply of raw materials that are important to our operations. We are a party to two supply contracts that are due to expire in the near future. Those contracts cover the supply of iron ore pellets and electricity.


     We have a one-year iron ore pellet supply agreement with USX Corporation that expired on March 31, 2001 but has been extended by the terms of the agreement and is now subject to termination on 45 days prior written notice. The terms and conditions of our supply agreement with USX are governed by our contract with USX of 1995 and amendments to this contract agreed upon during 1997, 1998 and 1999. We have reached a tentative agreement with USX to continue to supply iron ore pellets through March 31, 2003. The terms and conditions of the contract are currently being finalized and we anticipate a formal supply agreement will be completed within the next few months. However, if the contract is not completed and USX does not continue to supply pellets to us, our operating results may be adversely affected.


     We currently generate approximately 35 to 40 percent of our electrical requirements using a generator located at our steel mill and purchase our remaining electrical requirements under a power contract that expires on December 31, 2002 and contains no provisions for automatic extensions or renewals. The contract provides for fixed annual price increases through the remainder of its term. We intend to seek an extension of this contract prior to its expiration. If we are unable to extend the current contract or enter into a new contract on similar terms, our cost of electricity could increase significantly and, accordingly, our profitability could decline.

WEATHER COULD ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS AND DECREASE OUR REVENUES.

     Weather could adversely affect our business, financial condition and our results of operation. Adverse weather, such as unusually prolonged periods of cold or rain, blizzards, hurricanes and other severe weather patterns, could delay or halt our activities or activities of our vendors and customers, resulting in a decrease in production and/or sales.

                         RISKS RELATED TO THE OFFERING

AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK MAY NEVER DEVELOP, WHICH WOULD IMPAIR THE LIQUIDITY OF AN INVESTMENT IN OUR COMMON STOCK.

     As part of the plan of reorganization, we issued new shares of common stock. Prior to the consummation of the plan there was no public market for the newly issued common stock. Our common stock commenced trading on the Nasdaq SmallCap System on January 5, 2001, under the symbol "GNVH." Given that our common stock has been trading for such a short time, we do not know whether an active market will develop or be sustained in the common stock.


NASDAQ HAS STATED THAT IT WILL DELIST OUR STOCK FROM THE NASDAQ SMALLCAP MARKET IF OUR COMMON STOCK FAILS TO MAINTAIN A MINIMUM BID PRICE OF $1.00 FOR 10 CONSECUTIVE TRADING DAYS BEFORE NOVEMBER 19, 2001. A DELISTING WILL SIGNIFICANTLY IMPAIR THE LIQUIDITY OF AN INVESTMENT IN OUR COMMON STOCK.



     In order for our common stock to continue to be listed on the Nasdaq SmallCap Market, we must comply with the minimum bid requirements as set forth in Nasdaq's Marketplace Rule 4310(c)(4). Rule 4310(c)(4) requires that the minimum bid for our common stock not decline below $1.00 per share for a period of 30 consecutive business days. Our common stock has been trading at below $1.00 since July 6, 2001 and the price may not increase to at least $1.00. As the price of our stock has closed below $1.00 for a period in excess of 30 consecutive business days, Nasdaq has notified us that we have until November 19, 2001 to maintain a minimum bid price of $1.00 for 10 consecutive trading days. If we are unable to maintain this price, Nasdaq has stated that it will delist our stock from the Nasdaq SmallCap Market. If we receive this notice of delisting, we intend to appeal Nasdaq's decision pursuant to Nasdaq's appeal procedures. A delisting will significantly impair the liquidity of an investment in our common stock.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     In addition to the other information contained in this prospectus, investors should carefully consider the risk factors disclosed in the prospectus in evaluating an investment in the shares of our common stock. This prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "believe", "may", "will", "expects", "plans", "anticipates", "estimates", "potential", or "continue" or the negative thereof or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements contained herein and in incorporated documents are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below and for the reasons described elsewhere in this prospectus. The forward-looking statements in this prospectus are made as of the date hereof. We caution readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statement for any reason.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock being sold by the selling stockholders under this prospectus.

                                DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of future cash dividends and the amounts of the payments will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Finally, we are a holding company with few independent operations. Since we have few other sources of revenue, we can pay dividends only if and to the extent that we receive dividends from our subsidiaries. These subsidiaries may be restricted from paying any dividends to us by contractual limitations and capital surplus requirements under the laws of their jurisdictions of incorporation.

                        PRICE RANGE OF OUR COMMON STOCK


     Our common stock has been traded on the Nasdaq SmallCap System under the symbol "GNVH" since January 5, 2001. Historically, prior to our bankruptcy filing on February 1, 1999 our Class A common stock was traded on the NYSE. Subsequent to February 1, 1999, and prior to January 3, 2001, our Class A common stock was traded on the over-the-counter bulletin board maintained by the National Association of Securities Dealers. All rights in the Class A common stock were terminated under the reorganization plan. Set forth below is information with respect to the historical trading prices of our Class A common stock as reported on the NYSE for the first two quarters of fiscal 1999. Prices for the last two quarters of fiscal 1999, all of fiscal year 2000 and the transition period ended December 31, 2000 reflect bulletin board quotations. Prices for the first and second quarters of fiscal 2001 reflect Nasdaq quotations. Such quotations reflect interdealer prices, without retail markup, markdown, commissions, or other adjustments and may not be indicative of actual transactions. Since our capitalization structure is different since emerging from bankruptcy and the security that was previously traded no longer exists, historical trading information for our Class A common stock is unrelated to our common stock.

                                                              HIGH      LOW
                                                              -----    -----
Fiscal Year Ended September 30, 1999:
  First Quarter ended December 31...........................  $1 5/16  $15/32
  Second Quarter ended March 31.............................   5/8     7/16
  Third Quarter ended June 30...............................   5/8     3/16
  Fourth Quarter ended September 30.........................  13/32    7/32

                                                              HIGH      LOW
                                                              -----    -----
Fiscal Year Ended September 30, 2000:
  First Quarter ended December 31...........................  $13/32   $3/16
  Second Quarter ended March 31.............................      1    13/64
  Third Quarter ended June 30...............................  17/32     1/4
  Fourth Quarter ended September 30.........................  11/32    1/32

Three Months Ended December 31, 2000 (the transition
  period)...................................................  3/64     1/64

                                                              HIGH      LOW
                                                              -----    -----
Fiscal Year Ended December 31, 2001:
  First Quarter ended March 31..............................  $   5    $1 9/16
  Second Quarter ended June 30..............................  1 11/16  49/64


     As of August 27, 2001 there were approximately 421 stockholders of record of our common stock.

                            SELECTED FINANCIAL DATA


     You should read the following selected financial data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited financial statements and the related notes to financial statements included elsewhere in this prospectus. We derived the information set forth below for the three months ended December 31, 2000 (the transition period) and 1999 and the six months ended June 30, 2001 and 2000 from our unaudited financial statements that include, in the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the interim periods, when read in conjunction with our annual financial statements and the notes to our annual financial statements appearing elsewhere in this prospectus. Our results of operations for fiscal years through September 30, 2000, the three months ended December 31, 2000 and 1999 and the six months ended June 30, 2000, are the results of operations of our predecessor company, Geneva Steel Company, and the results of operations for the six months ended June 30, 2001 are our results of operations post-reorganization. Due to our implementation of fresh start accounting on December 31, 2000 in connection with our reorganization, certain financial information set forth below for the six months ended June 30, 2001 and as of June 30, 2001 and December 31, 2000 will not be comparable to information for the periods prior to December 31, 2000. The report of our independent public accountants contained elsewhere in this prospectus includes an explanatory paragraph stating that our negative margins and significant operating losses, as well as the recent amendment to certain financial covenants in our credit facilities, raises substantial doubt as to our ability to continue as a going concern. The results of operations for the six months ended June 30, 2001 may not be indicative of our results for the full year.



                                          YEARS ENDED SEPTEMBER 30,
                       ---------------------------------------------------------------
                                             PREDECESSOR COMPANY
                         2000        1999            1998            1997       1996
                       ---------   ---------       ---------       --------   --------

                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TON DATA)
OPERATING DATA:
Net sales............  $ 564,233   $ 314,726       $ 720,453       $726,669   $712,657
Gross margin.........      3,782    (107,086)         61,321         60,691     50,350
Income (loss) from
  operations.........     (9,916)   (128,902)         21,394         38,204     25,729
Income (loss) before
  reorganization
  items,
  extraordinary item
  and income taxes...     (6,106)   (142,837)        (20,733)        (2,041)   (11,667)
Reorganization
  items..............      2,865      42,270              --             --         --
Extraordinary item...         --          --              --             --         --
Net income (loss)....     (8,971)   (185,107)        (18,943)        (1,268)    (7,238)
Net income (loss)
  applicable to
  common shares......     (9,727)   (189,936)        (30,715)       (11,608)   (16,327)
Diluted net income
  (loss) per common
  share..............      (0.58)     (11.33)          (1.90)         (0.74)     (1.07)
BALANCE SHEET DATA:
Cash.................  $      --   $      --       $      --       $     --   $    597
Working capital
  (deficit)..........      2,276      (8,567)       (298,416)        67,063     71,065
Current ratio........       1.02         .91             .39           1.66       1.64
Net property, plant
  and equipment......    343,227     373,017         411,174        458,315    454,523
Total assets.........    483,790     474,716         605,165        646,070    657,386
Long-term debt.......         --(2)        --(2)          --(2)     399,906    388,431
Redeemable preferred
  stock..............     56,757      56,001          56,917         56,169     55,437
Stockholders' equity
  (deficit)..........   (143,707)   (133,980)         53,208         82,603     92,827
Long-term debt as a
  percentage of
  stockholders'
  equity.............         --(2)        --(2)          --(2)         484%       418%

                                                          SIX MONTHS
                             THREE MONTHS               ENDED JUNE 30,
                          ENDED DECEMBER 31,       -------------------------
                       -------------------------   REORGANIZED   PREDECESSOR
                          PREDECESSOR COMPANY        COMPANY       COMPANY
                         2000(1)        1999          2001          2000
                       -----------   -----------   -----------   -----------
                       (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TON DATA)
OPERATING DATA:
Net sales............   $112,183      $ 126,169     $198,034      $ 327,323
Gross margin.........    (22,074)          (694)     (32,546)        11,720
Income (loss) from
  operations.........    (26,786)        (4,042)     (41,322)         4,333
Income (loss) before
  reorganization
  items,
  extraordinary item
  and income taxes...    (29,795)         2,875      (47,589)         1,622
Reorganization
  items..............      2,493          1,114           --          2,796
Extraordinary item...    249,289             --           --             --
Net income (loss)....    217,001          1,761      (47,589)        (1,174)
Net income (loss)
  applicable to
  common shares......    216,810          1,574      (47,589)        (1,553)
Diluted net income
  (loss) per common
  share..............      12.86           0.09        (6.62)         (0.09)
BALANCE SHEET DATA:
Cash.................   $ 22,862      $      --     $  2,166      $      --
Working capital
  (deficit)..........     81,239          2,990       57,434          8,432
Current ratio........       2.18           1.04         2.15           1.12
Net property, plant
  and equipment......    175,747        362,729      167,803        349,340
Total assets.........    343,659        459,613      295,516        442,218
Long-term debt.......    117,655             --(2)   134,858             --(2)
Redeemable preferred
  stock..............         --         56,188           --         56,556
Stockholders' equity
  (deficit)..........    138,400       (132,405)      92,164       (133,958)
Long-term debt as a
  percentage of
  stockholders'
  equity.............         85%            --(2)       146%            --(2)


---------------
(1) The balance sheet data as of December 31, 2000 is that of the reorganized company due to our implementation of fresh start accounting on December 31, 2000.

(2) Long-term debt is reflected in the current liabilities section of the consolidated balance sheet.


                                      YEARS ENDED SEPTEMBER 30,
                       -------------------------------------------------------
                                         PREDECESSOR COMPANY
                         2000        1999        1998        1997       1996
                       ---------   ---------   ---------   --------   --------

                                 (IN THOUSANDS, EXCEPT PER TON DATA)
ADDITIONAL DATA:
Operating income
  (loss) per ton
  shipped(2).........  $   (5.19)  $ (117.15)  $   10.68   $  17.90   $  12.00
Capital
  expenditures(1)....     13,005       8,025      10,893     47,724     26,378
Depreciation and
  amortization.......     43,295      50,625      44,182     44,959     44,415
Cash flows from
  operating
  activities.........    (25,155)      8,095      25,847     32,070    (19,520)
Cash flows from
  investing
  activities.........     (2,907)     (3,341)    (10,859)   (46,465)   (37,526)
Cash flows from
  financing
  activities.........     28,062      (4,754)    (14,988)    13,798     44,835
Raw steel
  production(2)......      2,084       1,101       2,390      2,460      2,428
Steel products
  shipped(2).........      1,912       1,100       2,003      2,135      2,145

                                                          SIX MONTHS
                             THREE MONTHS               ENDED JUNE 30,
                          ENDED DECEMBER 31,       -------------------------
                       -------------------------   REORGANIZED   PREDECESSOR
                          PREDECESSOR COMPANY        COMPANY       COMPANY
                          2000          1999          2001          2000
                       -----------   -----------   -----------   -----------
                       (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                (IN THOUSANDS, EXCEPT PER TON DATA)
ADDITIONAL DATA:
Operating income
  (loss) per ton
  shipped(2).........   $ (66.30)     $   (9.10)    $ (67.96)     $    4.24
Capital
  expenditures(1)....      1,452            639        6,939          7,865
Depreciation and
  amortization.......     10,718         10,879       13,579         21,645
Cash flows from
  operating
  activities.........     (1,282)         4,150      (33,336)        25,477
Cash flows from
  investing
  activities.........     (1,452)         7,956       (6,939)        (7,862)
Cash flows from
  financing
  activities.........     25,596        (12,106)      19,579        (17,615)
Raw steel
  production(2)......        425            488          626          1,091
Steel products
  shipped(2).........        404            444          608          1,021


---------------
(1) Capital expenditures for the year ended September 30, 1998 included an offset of $12.5 million relating to an insurance claim settlement. Absent the offset, capital expenditures were approximately $23.4 million.

(2) Represents unaudited information.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

     You should read the following discussion of our financial condition and results of operations in conjunction with the audited financial statements and the related notes thereto included elsewhere in this prospectus.

OVERVIEW

     We own and operate an integrated steel mill located near Provo, Utah. We produce and market a variety of products, including flat and coiled plate, sheet, pipe, and slabs. We sell primarily through steel service centers and distributors. In addition, we sell finished products to various end users of steel products, including manufacturers of welded tubing, storage tanks, railcars, barges, and agricultural and industrial equipment. We also sell slabs to other producers of finished steel products.

     Our steel mill facilities include three coke oven batteries, three blast furnaces, two basic oxygen process furnaces, a continuous casting facility, a combination continuous rolling mill, and various finishing facilities, including a pipe mill. Our in-line caster and continuous rolling mill are among the widest in the world, permitting slabs to be cast and rolled in widths of up to 126 inches.

BACKGROUND

     On February 1, 1999, we filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, Central Division. The filing was made necessary by a lack of sufficient liquidity. Beginning in fiscal year 1998, our operating results were severely affected by, among other things, a dramatic surge in steel imports. As a consequence of record-high levels of low-priced steel imports and the resultant deteriorating market conditions, our overall price realization and shipments declined precipitously. Decreased liquidity made it impossible for us to service our debt and fund ongoing operations. Therefore, we sought protection under Chapter 11 of the Bankruptcy Code. While in Chapter 11 bankruptcy, we remained in possession of our properties and assets and continued to manage our business as a debtor-in-possession, subject to the supervision of the bankruptcy court.

     On July 20, 2000, we and the Official Committee of Bondholders in the Company's Chapter 11 case filed a proposed plan of reorganization (the "Plan") and disclosure statement with the bankruptcy court. On December 8, 2000, the Bankruptcy Court entered an order confirming the Plan, as amended and modified. The Plan became effective on January 3, 2001 with the closing of our post-bankruptcy credit facilities. Implementation of the Plan significantly reduced our debt burden and provided liquidity in the form of a $110 million term loan that is 85% guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999, and a $125 million revolving line of credit.


     Under the terms of the Plan approved by the bankruptcy court, all rights with respect to the previous outstanding common and preferred stock were terminated. New shares of our common stock were issued to the holders of unsecured claims at a rate of 18.2799 shares for each $1,000 of unsecured claim. The unsecured claims primarily consisted of holders of an aggregate $340.6 million of senior notes, including unpaid interest accrued prior to the bankruptcy, and approximately $47 million of general unsecured debt, which included approximately $14 million of disputed claims. No shares of common stock have been issued as yet for the disputed claims. Approximately 324,000 additional shares will be issued to unsecured creditors upon resolution of the disputed claims. Creditors owed $5,000 or less received a cash payment equal to 40% of their claim, and certain trade creditors owed in excess of $5,000 elected to receive $2,000 in cash, rather than shares of common stock. Secured creditors were paid from the proceeds of the term loan. The gain on cancellation of indebtedness aggregated $249.3 million and was treated as an extraordinary item in our condensed financial statements for the three month transition period ended December 31, 2000.

     As of December 31, 2000, we adopted fresh start accounting in accordance with statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Under fresh start accounting, our reorganization fair value was allocated to our assets; the accumulated deficit was eliminated; the Class A and Class B common stock, redeemable preferred stock and senior notes were eliminated; and our new equity was issued.

     As a result of our emergence from bankruptcy and implementation of fresh start accounting, our financial statements as of December 31, 2000 and for periods subsequent to December 31, 2000 are not comparable to those for periods prior to December 31, 2000. For financial reporting purposes, the effective date of the Plan is the close of business on December 31, 2000.


     We have incurred losses each year since 1995, and as of June 30, 2001, after giving affect to our reorganization and the implementation of fresh start accounting, had an accumulated deficit of approximately $47.6 million. We expect to incur losses through at least the end of fiscal 2001 and may continue to have losses thereafter. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon several factors including the Company's ability to return to normal production and shipment levels.


     Payments under our agreements to curtail our use of electric power and generate excess power internally are based on a market-driven price index. This agreed-upon price index, which is revised on a daily basis, will therefore affect the extent to which we are compensated under these agreements. Because we expect to supplement our cash flow from these payments, a protracted decline in the applicable market index of electricity prices would lessen our available cash. Recently, this market index of electricity prices has declined and, accordingly, payments under our electricity contracts have been less than projected.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship of certain cost and expense items to net sales for the periods indicated:


                                                                                                 SIX MONTHS
                                                                    THREE MONTHS               ENDED JUNE 30,
                                  YEARS ENDED SEPTEMBER 30,      ENDED DECEMBER 31,      ---------------------------
                                 ---------------------------     -------------------     REORGANIZED     PREDECESSOR
                                     PREDECESSOR COMPANY         PREDECESSOR COMPANY       COMPANY         COMPANY
                                 2000       1999       1998        2000        1999         2001            2000
                                 -----     -------     -----     --------     ------     -----------     -----------
Net sales......................  100.0%     100.0%     100.0%     100.0%      100.0%        100.0%          100.0%
Cost of sales..................   99.3      134.0       91.5      119.7       100.6         116.4            96.4
                                 -----      -----      -----      -----       -----         -----           -----
Gross margin...................    0.7      (34.0)       8.5      (19.7)       (0.6)        (16.4)            3.6
Selling, general and
  administrative expenses......    2.5        6.9        3.0        4.2         2.6           4.4             2.3
Write-down of impaired
  assets.......................     --         --        2.5         --          --            --              --
                                 -----      -----      -----      -----       -----         -----           -----
Income (loss) from
  operations...................   (1.8)     (40.9)       3.0      (23.9)       (3.2)        (20.8)            1.3
Other income (expense):
  Interest and other income....    0.1        0.3         --        0.1         0.1           0.3              --
  Interest expense.............   (1.1)      (6.2)      (5.9)      (2.8)       (1.2)         (3.5)           (0.8)
  Gain on sale of assets.......    1.7        1.5         --         --         6.6            --              --
                                 -----      -----      -----      -----       -----         -----           -----
Income (loss) before
  reorganization items and
  benefit for income taxes.....   (1.1)     (45.3)      (2.9)     (26.6)        2.3         (24.0)            0.5
Reorganization items...........    0.5       13.5         --        2.2         0.9            --             0.9
                                 -----      -----      -----      -----       -----         -----           -----
Net income (loss) before
  benefit for income taxes.....   (1.6)     (58.8)      (2.9)     (28.8)        1.4         (24.0)           (0.4)
Benefit for income taxes.......     --         --       (0.3)        --          --            --              --
Gain on cancellation of
  indebtedness.................     --         --         --      222.2          --            --              --
                                 -----      -----      -----      -----       -----         -----           -----
Net income (loss)..............   (1.6)%    (58.8)%     (2.6)%    193.4%        1.4%        (24.0)%          (0.4)%
                                 =====      =====      =====      =====       =====         =====           =====

     The following table sets forth the product sales mix (including secondary products) in tons shipped for the periods indicated (tons in thousands):


                                                                     THREE MONTHS
                                                                         ENDED                 SIX MONTHS
                                       YEARS ENDED SEPTEMBER 30,     DECEMBER 31,            ENDED JUNE 30,
                                       -------------------------     -------------     ---------------------------
                                                                      PREDECESSOR      REORGANIZED     PREDECESSOR
                                          PREDECESSOR COMPANY           COMPANY          COMPANY         COMPANY
                                       2000      1999      1998      2000     1999        2001            2000
                                       -----     -----     -----     ----     ----     -----------     -----------
Cut-to-Length Plate..................    568       591     1,189     127      123          288              291
Sheet................................    992       306       425     153      251          258              556
Pipe.................................    160        94       178      44       36           58               81
Slab.................................    192       109       211      80       34            4               93
                                       -----     -----     -----     ---      ---          ---            -----
Totals...............................  1,912     1,100     2,003     404      444          608            1,021
                                       =====     =====     =====     ===      ===          ===            =====



SIX MONTHS ENDED JUNE 30, 2001 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2000



     Net sales decreased approximately $129.3 million, or 38.7%, primarily due to decreased shipments of approximately 413,100 tons for the six months ended June 30, 2001 as compared to the same period in the previous year. The weighted average sales price per ton of sheet and slab products decreased by 12.6% and 16.0%, respectively, while the weighted average sales price of pipe and plate products increased by approximately 6.9% and 0.1%, respectively, in the six months ended June 30, 2001 as compared to the same period in the previous year. Shipped tonnage of sheet, pipe, plate and slab products decreased approximately 298,100 tons or 53.6%, 21,800 tons or 27.1%, 3,800 tons or 1.3% and 89,400 tons or 96.0%, respectively, between the two periods. The changes in overall volume, price, and product mix were primarily the result of weak market conditions.


     Steel imports into the U.S. and domestic steel inventory levels have been high and are adversely affecting our order entry volume and pricing. Additionally, new plate production capacity is being added in the domestic market. We expect that our overall price realization and shipments will remain at relatively low levels for 2001 and negatively impact our financial performance during 2001 and potentially beyond that period.

     As a result of weak market conditions, in January 2001 we idled one of our two operating blast furnaces and have since operated at a one-blast furnace level. During the quarter ended March 31, 2001 and during April 2001, we idled both of our operating blast furnaces, at different times, to make repairs which are expected to significantly defer the next required reline for each furnace.


     We own a 50MW electric generator that can be used to supply electric power and energy for our internal use or for sale into the wholesale electric market. In light of current market conditions for wholesale electricity in the western United States and continued weak market conditions in the steel industry, we have actively pursued several alternatives for realizing and maximizing the value from our electric generation facilities including the curtailment of electrical consumption through operational changes. We have recently entered into a contract with our electric supplier to curtail our electric consumption during eight peak hours each weekday through at least September 15, 2001, in exchange for payments tied to a daily market index price of electricity. We have also agreed, in exchange for compensation that is also tied to the daily market price, to operate our generation facilities at maximum capacity, when power prices justify doing so, during off-peak hours to offset our purchases from our electric supplier. We began receiving payments under these arrangements in June 2001 and the payments are expected to continue through at least September 15, 2001, during which time we are limited to a one-blast furnace operation. We cannot, however, predict market-based prices of electricity which will directly affect the receipt of our payments under these agreements. We do not expect these arrangements to have any effect on our per ton production costs.


     Although our business continues to be adversely affected by low-priced steel imports, the domestic steel industry has taken steps, including the filing of antidumping cases with federal and international authorities, to counter the effects of steel exports by foreign competitors. These cases are in addition to other cases that have already been resolved. In the description of our business under the caption "Competition and Other Market Factors," you will find a detailed discussion of the history of anti-dumping actions and a description of current pending actions.


     As of July 31, 2001, we had estimated total orders on hand for 65,700 tons, compared to 147,700 tons as of July 31, 2000.


     Domestic competition remains intense and imported steel continues to adversely affect the market. We sell substantially all of our products in the spot market at prevailing market prices. We believe our percentage of spot market sales is higher than that of most other domestic integrated producers. Consequently, we may be affected by price increases or decreases more quickly than many of our competitors. Recent announced price increases have not completely held as weak market conditions continue. We intend to react to price increases or decreases in the market as competitive conditions require.


     Cost of sales includes raw materials, labor costs, energy costs, depreciation and other operating and support costs associated with the production process. Our cost of sales, as a percentage of net sales, increased to 116.4% for the six months ended June 30, 2001, as compared to 96.4% for the same period in the previous year. The overall average cost of sales per ton shipped increased approximately $70 per ton between the two periods, primarily as a result of production inefficiencies associated with operating at a one-blast furnace level and significantly higher natural gas costs. Operating costs per ton increased as production volume decreased in part because fixed costs were allocated over fewer tons. We expect that lower production volumes will continue to adversely impact our results of operations.



     Natural gas prices declined somewhat during the six months ended June 30, 2001. We expect natural gas costs in the third quarter of fiscal 2001 to remain flat, however, we cannot be sure that natural gas costs will remain at those levels.


     On July 31, 2001, the local union chapter of the United Steelworkers of America ratified a new collective bargaining agreement which is effective through April 30, 2002. Although the economics of the new union contract are the same as the recently expired contract, the new contract provides for a one time payment of $500 to eligible employees in April 2002. We estimate that these payments will aggregate approximately $650,000. We believe that the terms of the new contract will continue to provide us with the competitive advantage we believe we realized under our prior union contract.


     Depreciation costs included in cost of sales decreased approximately $8.8 million, or 41.3%, for the six months ended June 30, 2001, compared with the same period in the previous year. This decrease was due to a lower depreciable asset base as a result of implementing fresh start accounting on December 31, 2000.



     Selling, general and administrative expenses for the six months ended June 30, 2001 increased approximately $1.4 million, or 17.8%, as compared to the same period in the previous year. These higher expenses were due primarily to professional fees related to various matters associated with the bankruptcy and registration of our new common stock.



     Interest expense increased approximately $4.1 million, during the six months ended June 30, 2001 as compared to the same period in the previous year as a result of higher average borrowings outstanding under our debt facilities in the six months ended June 30, 2001 as compared to the debtor-in-possession credit facility for the six months ended June 30, 2000. During the six months ended June 30, 2000, in accordance with federal bankruptcy laws, we did not accrue or pay interest of approximately $16.5 million on the senior notes.



     During the six months ended June 30, 2000, we recorded approximately $2.8 million in fees and expenses related to our Chapter 11 reorganization efforts. These expenses have been included in the reorganization items in the statement of operations. Because we consummated our plan of reorganization as of December 31, 2000 for financial reporting purposes, no reorganization items were included in the six months ended June 30, 2001.

THREE MONTHS ENDED DECEMBER 31, 2000 COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 1999

     Net sales decreased approximately $14.0 million, or 11.1%, primarily due to decreased shipments of approximately 39,700 tons and lower average selling prices for the three months ended December 31, 2000 as compared to the same period in the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of sheet and slab products decreased by 4.3% and 15.2%, respectively, while the weighted average sales price of pipe and plate products increased by approximately 7.6% and 6.7%, respectively, in the three months ended December 31, 2000 as compared to the same period in the previous fiscal year. Shipped tonnage of sheet products decreased approximately 97,400 tons or 38.8%, while shipped tonnage of pipe, plate and slab products increased approximately 7,400 tons or 20.4%, 4,000 tons or 3.2% and 46,300 tons or 138.5%, respectively, between the two periods. The changes in overall volume, price, and product mix were primarily the result of declining market conditions.

     Cost of sales includes raw materials, labor costs, energy costs, depreciation and other operating and support costs associated with the production process. The Company's cost of sales, as a percentage of net sales, increased to 119.7% for the three months ended December 31, 2000, as compared to 100.6% for the same period in the previous fiscal year. The overall average cost of sales per ton shipped increased approximately $45 per ton between the two periods, primarily as a result of production inefficiencies associated with operating two-blast furnaces at a significantly reduced pace and significantly higher natural gas costs. Operating costs per ton increased as production volume decreased in part because fixed costs were allocated over fewer tons.

     During the three months ended December 31, 2000 and continuing into 2001, natural gas prices significantly increased. The lower production volumes and higher natural gas costs had an adverse impact on our results of operations.


     Depreciation costs included in cost of sales decreased approximately $0.3 million for the three months ended December 31, 2000, compared with the same period in the previous fiscal year. This decrease was due to a slightly lower depreciable asset base. Implementation of fresh start accounting as of December 31, 2000 reduced the depreciable asset base and will reduce the resulting depreciation expense in future periods.


     Selling, general and administrative expenses for the three months ended December 31, 2000 increased approximately $1.4 million, or 40.7%, as compared to the same period in the previous fiscal year. These higher expenses were due primarily to retention payments accrued as a result of our emergence from Chapter 11 to retain certain key management employees during the bankruptcy process. The retention agreements were approved by the bankruptcy court.

     Interest expense increased approximately $1.6 million, or 106.4% during the three months ended December 31, 2000 as compared to the same period in the previous fiscal year as a result of higher average borrowings outstanding under the Company's revolving credit facility in the three months ended December 31, 2000.

     During the three months ended December 31, 2000 and 1999, the Company recorded approximately $2.5 million and $1.1 million, respectively, in fees and expenses related to its Chapter 11 reorganization efforts. These expenses have been included in the reorganization items in the statements of operations. The increase in the three months ended December 31, 2000 were related to increased professional fees related to the emergence from Chapter 11 bankruptcy.

FISCAL YEAR ENDED SEPTEMBER 30, 2000 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1999

     Net sales increased $249.5 million, or 79.3%, primarily due to increased shipments of approximately 811,700 tons and higher average selling prices for the year ended September 30, 2000 as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of sheet, plate, pipe and slab products increased by 12.5%, 2.7%, 12.5% and 20.2%, respectively, in the year ended September 30, 2000 as compared to the previous fiscal year. Shipped tonnage of sheet, pipe and slab products increased approximately 685,300 tons or 223.7%, 66,900 tons or 71.5% and 82,100 tons or 75.0%, respectively, while shipped tonnage of plate products decreased approximately 22,600 tons or 3.8% between the two years. The

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

changes in price, volume and product mix were primarily the result of significantly improved market conditions. As a result of various trade cases, as well as improved steel markets in several foreign economies, market conditions for our products significantly improved in the year ended September 30, 2000 as compared to the previous fiscal year, although well below levels existing prior to the influx of imports. Average price realization increased despite a product mix shift to lower-priced sheet.

     Cost of sales includes raw materials, labor costs, energy costs, depreciation and other operating and support costs associated with the production process. Our cost of sales, as a percentage of net sales, decreased to 99.3% for the year ended September 30, 2000, as compared to 134.0% for the previous fiscal year. The overall average cost of sales per ton shipped decreased approximately $90 per ton between the two years, primarily as a result of production efficiencies associated with returning to a two-blast furnace operating level and a shift in product mix to lower-cost coiled products, offset in part by significantly higher natural gas costs. Operating costs per ton decreased as production volume increased in part because fixed costs were allocated over more tons.

     As a result of weak market conditions, we operated two blast furnaces at a reduced pace throughout the period. During the fourth fiscal quarter, natural gas prices significantly increased. The lower production volumes and higher natural gas costs had an adverse impact on our results of operations.

     Depreciation costs included in cost of sales decreased approximately $2.1 million for the year ended September 30, 2000, compared with the same period in the previous fiscal year. This decrease was due to a slightly lower asset base.

     Selling, general and administrative expenses for the year ended September 30, 2000 decreased approximately $8.1 million, or 37.2%, as compared to the same period in the previous fiscal year. These lower expenses were due primarily to a higher than usual provision for the allowance for doubtful accounts of approximately $4.0 million expensed during the year ended September 30, 1999. In addition, cost savings related to staff and support personnel reductions reduced expenses during the current period.

     Interest expense decreased approximately $13.2 million, or 67.5%, during the year ended September 30, 2000 as compared to the previous fiscal year. As of February 1, 1999, we discontinued accruing interest on the Senior Notes. Interest expense on the senior notes of approximately $11.1 million was included in the year ended September 30, 1999, which reflected accrued interest prior to February 1, 1999. In addition, lower average borrowings outstanding under our revolving credit facility in the year ended September 30, 2000 reduced interest expense by approximately $2.1 million as compared to the previous fiscal year.

     During the years ended September 30, 2000 and 1999, we recorded approximately $4.6 million and $6.0 million, respectively, in professional fees and expenses related to our Chapter 11 reorganization efforts. These include the professional fees and expenses of the two official committees established in the bankruptcy proceeding. These expenses have been included in the reorganization item in the statements of operations.

FISCAL YEAR ENDED SEPTEMBER 30, 1999 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1998

     Net sales decreased $405.7 million, or 56.3%, primarily due to decreased shipments of approximately 902,900 tons and significantly lower average selling prices for the year ended September 30, 1999, as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of plate, pipe, sheet and slab products decreased by 20.8%, 17.6%, 18.9% and 23.7%, respectively, in the year ended September 30, 1999, compared to the previous fiscal year. Shipped tonnage of plate, pipe, sheet and slab products decreased approximately 598,900 tons or 50.3%, 84,300 tons or 47.4%, 118,600 tons or 27.9%
and 101,100 tons or 48.0%, respectively, between the two years. The decreases in prices and volumes were primarily a result of increased supply from imports as discussed above, as well as other market factors.

     Our cost of sales, as a percentage of net sales, increased to 134.0% for the year ended September 30, 1999, as compared to 91.5% for the previous fiscal year. The overall average cost of sales per ton shipped increased approximately $53 per ton between the two years, primarily as a result of production inefficiencies associated with operating at production levels significantly less than full capacity. As described above, the surge in steel imports and resulting low level of orders, together with other market factors, caused production levels to decline. Operating costs per ton increased in part because fixed costs were allocated over fewer tons. In addition, in response to falling prices and higher costs, we wrote-down the cost of our inventories to market prices, resulting in an adjustment of approximately $3.5 million, which increased cost of sales in the year ended September 30, 1999, as compared to the previous year. We underwent several rounds of personnel reductions and other cost cuts in an attempt to at least partially offset the adverse cost effects of lower production rates. Our total headcount as of November 30, 1999 was approximately 1,725, as compared to approximately 2,530 as of November 30, 1998. During most of fiscal year 1999, we attempted to minimize production inefficiencies by limiting our production to a one-blast furnace level.

     Depreciation costs included in cost of sales decreased approximately $1.7 million for the year ended September 30, 1999, compared with the previous fiscal year. This decrease was due to a lower asset base as a result of a write-down at the end of fiscal year 1998 of approximately $16.3 million for impaired fixed assets.

     Selling, general and administrative expenses for the year ended September 30, 1999 decreased approximately $0.3 million, or 1.4% as compared to the same period in the previous fiscal year. These lower expenses were due in part to cost savings related to staff and support personnel reductions. These reductions were offset by an increase in the provision for doubtful accounts of approximately $4.0 million due in part to the depressed steel market that negatively affected certain of our customers.

     Interest expense decreased approximately $22.9 million during the year ended September 30, 1999 as compared to the previous fiscal year. As of February 1, 1999, we discontinued accruing interest on the senior notes. Contractual interest on the senior notes for the year ended September 30, 2000 was $33.1 million, which is $22.0 million in excess of recorded interest expense on the senior notes. In addition, lower production volumes resulting in lower working capital needs decreased the average borrowings outstanding under our revolving credit facility as compared to the previous fiscal year.

     Subsequent to the filing of our voluntary petition for relief under Chapter 11 of the Bankruptcy Code on February 1, 1999, we recorded approximately $6.0 million in professional fees and expenses related to our Chapter 11 reorganization efforts during fiscal year 1999. These include the professional fees and expenses of the bondholders' and unsecured creditors' committees. These expenses have not been included in selling, general and administrative expenses, but are set out separately in the statement of operations. In addition, we also recorded other reorganization expenses of approximately $36.3 million for the write-off of deferred loan fees on the senior notes and a provision for certain executory contracts rejected.

LIQUIDITY AND CAPITAL RESOURCES

     In the past, our principal sources of capital included the sale of equity; the incurrence of long-term indebtedness, including borrowings under our credit facilities; equipment lease financings; asset sales; and cash provided by operations.


     On January 3, 2001, we entered into an agreement with Citicorp USA, Inc., as agent, which provided us with a $110 million term loan. The term loan is 85% guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999 and secured by a first lien on our real property and equipment and by a subordinated lien on our accounts receivable, inventory and certain other assets and proceeds thereof. The term loan agreement, as amended, requires relatively small monthly principal amortization payments beginning in April 2001 and is due and payable in full on September 30, 2005. The loan is structured in various tranches requiring different interest rates. The overall blended rate was approximately 9.7% at June 30, 2001. The agreement contains certain reporting, notice and affirmative and negative covenants. On April 30, 2001, the term loan was amended to change from quarterly principal amortization payments beginning June 2001 to monthly principal amortization payments beginning April 2001 and to provide a two month cash interest expense reserve currently at $1.3 million in a cash collateral account.

     On January 3, 2001, we entered into a revolving credit facility with a syndicate of banks led by Citicorp, as agent. The revolving credit facility, in the amount of up to $125 million, is secured by our inventories, accounts receivable and certain other assets, and proceeds thereof, and expires on March 31, 2005. Interest is payable at the defined base rate (6.75% at June 30, 2001) plus 1.75% or the defined LIBOR rate (4.125% at June 30, 2001) plus 2.75%. We pay a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the revolving credit facility. The amount available to us under the revolving credit facility currently ranges between 50 and 55%, in the aggregate, of eligible inventories plus 85% of eligible accounts receivable. Borrowing availability under the revolving credit facility is also subject to other financial tests and covenants relating primarily to our results of operations. As of August 27, 2001, our eligible inventories, accounts receivable and other assets supported access to $63.1 million under the revolving credit facility. As of August 27, 2001, we had $37.5 million available under the revolving credit facility, with $23.5 million in borrowings and $2.1 million in outstanding letters of credit.



     The terms of the revolving credit facility and the term loan include cross default and other customary provisions. Financial covenants contained in the revolving credit facility and/or the term loan also include, among others, a limitation on dividends and distributions on our capital stock, a minimum liquidity threshold below which certain financial covenants apply, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens. These financial tests include a limitation on indebtedness under the term loan which precludes indebtedness if, after giving pro forma effect to the incurrence of indebtedness, our ratio of EBITDA to cash interest expense would be less than or equal to 4.0 to 1.



     In March 2001, the revolving credit facility was amended to extend the date to December 31, 2001 by which we are required to enter into an interest rate contract or contracts to provide protection against interest rates exceeding 8.8% per annum on $75 million of the term loan. On April 30, 2001, we entered into a second amendment reducing to $35 million from $50 million the minimum liquidity threshold below which certain financial covenants apply to us. If borrowing availability on the revolving credit facility declines below $35 million, we become subject to an EBITDA to cash interest expense ratio and a senior leverage ratio. The required EBITDA to cash interest expense ratio for each of the fiscal quarters ending September 30, 2001 and December 31, 2001, is
3.0 to 1. The required senior leverage ratio for each of the fiscal quarters ending September 30, 2001 and December 31, 2001, is 3.5 to 1.



     These and other financial covenants would currently not be met if the minimum liquidity threshold declines below $35 million, which would require us to request further amendments in order to avoid a default under the revolving credit facility. In addition, the second amendment reduced the maximum capital expenditures requirement to $25 million for 2001 and $65 million for 2002. This second amendment also requires us to maintain a tangible net worth requirement greater than or equal to our tangible net worth at December 31, 2000 less $60 million. On August 24, 2001, we entered into a third amendment to the revolving credit facility which provides that financial covenants are not tested during times when there are no outstanding borrowings on the revolving credit facility. We currently anticipate that our available liquidity will be below $35 million during the fourth quarter of 2001. We are currently seeking an amendment to our revolving credit facility in order to remain in compliance with this debt facility. We do not know whether we will be able to stay above the minimum liquidity threshold, meet our financial and other covenants or, if necessary, obtain further amendments to the revolving credit facility.


     At December 31, 2000, our balance sheet included cash of $22.9 million from the proceeds of the term loan. The cash was used in early January 2001 primarily to pay accounts payable then due of approximately $18 million. During the three months ended December 31, 2000, our accounts payable increased as a result of delays in the financial closing associated with the emergence from bankruptcy.


     Besides the above-described financing activities, our other source of potential liquidity is cash provided by operating activities. Net cash used for operating activities was $33.3 million for the six months ended June 30,

2001, as compared with net cash provided by operating activities of $25.5 million for the six months ended June 30, 2000. The uses of cash for operating activities during the six months ended June 30, 2001 included a net loss of $47.6 million, an increase in prepaid expenses and other of $4.0 million, a decrease in accounts payable of $18.7 million and a decrease in accrued payroll and related taxes of $2.5 million. These uses of cash were offset by depreciation and amortization of $13.6 million, a decrease in accounts receivable of $19.6 million, a decrease in inventories of $5.6 million and an increase in accrued interest payable of $1.0 million.



     We may also realize payments under agreements to curtail our use of electric power and to generate excess power internally. These payments are based, however, on a market-driven price index of electrical supply and demand. This agreed-upon price index, which is revised on a daily basis, will therefore affect the extent to which we are compensated under these agreements and, in turn, our available cash.



     We may realize additional liquidity as a result of a product sales agreement that we have entered into with Ferrostaal Incorporated. Under this agreement, Ferrostaal will purchase and pay for certain of our finished goods inventory as soon as these goods have been assigned to or otherwise identified with a customer order. We intend to use amounts realized from this agreement to reduce borrowings under our revolving credit facility. We have reserved the right to sell directly to any customer or potential customer. Our sales force will continue to perform all marketing functions for new and existing accounts, including product claims administration. Pursuant to this agreement, customer orders will be processed through Ferrostaal, with Ferrostaal issuing a purchase order to us and with Ferrostaal being responsible for credit risk. We will remain responsible for all quality and delivery claims and warranty-related issues. Ferrostaal is entitled to a commission equal to 1.3% of the product invoice amount and a finance charge based on the prime rate.



     Capital expenditures were $6.9 million and $7.9 million for the six months ended June 30, 2001 and 2000, respectively. The expenditures for 2001 were made primarily in connection with our blast furnace repairs. Capital expenditures for fiscal year 2001 are budgeted at approximately $10 million, which includes the blast furnace repairs described above and other capital maintenance spending. Given our recent emergence from Chapter 11, current market conditions, and the uncertainties created thereby, we are continuing to closely monitor and control our capital spending levels. Depending on market, operational, liquidity and other factors, we may elect to adjust the design, timing and budgeted expenditures of our capital plan. There can be no assurance that we will be able to limit our capital spending to the amounts budgeted.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



     Our earnings are affected by changes in interest rates related to our revolving credit facility and term loan. Variable interest rates may rise, which could increase the amount of interest expense. At June 30, 2001, we had variable rate debt outstanding from our credit facilities totaling $139.1 million. The impact of market risk is estimated using a hypothetical increase in interest rates of one percentage point for our variable rate credit facility. Based on this hypothetical assumption, we would have incurred approximately an additional $350,000 in interest expense for the three months ended June 30, 2001.


FACTORS AFFECTING FUTURE RESULTS

     Our future operations and liquidity will be impacted by, among other factors, pricing, product mix, throughput levels, production efficiencies, our ability to generate excess electricity, our curtailment of electric power consumption and the applicable electric power rates. We have efforts underway to increase price realization, shift our product mix and improve production efficiencies. There can be no assurance that our efforts will be successful or that sufficient demand will exist to support our efforts. Pricing and shipment levels in future periods are key variables to our future operating results that remain subject to significant uncertainty. These variables will be affected by several factors including the level of imports, future capacity additions, product demand and other competitive and market conditions, including the outcome and effect of trade cases. Because of current market conditions, our financial flexibility is limited. Many of the foregoing factors, of which we do not have complete control, may materially affect our performance, financial condition and future results. Furthermore, continued weak market conditions or a disruption in our operations would likely cause us
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

to experience continued negative cash flow. The prices which we may obtain for electrical power load curtailment and generation, which are tied to a daily market index, could impact our liquidity and operating results.

     Our short-term and long-term liquidity is also dependent upon other factors including vendor credit support; availability of capital; foreign currency fluctuations; competitive and market forces; capital expenditure requirements; and general economic conditions. Moreover, the United States steel market is subject to cyclical fluctuations that may affect the amount of cash internally generated by us and our ability to obtain external financing. There can be no assurance that these or other possible sources will be adequate.

     Inflation can be expected to have an effect on many of our operating costs and expenses. Due to worldwide competition in the steel industry, we may not be able to pass through such increased costs to our customers.

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

                                    BUSINESS

BACKGROUND

     We are the successor registrant to Geneva Steel Company. Our predecessor filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, Central Division, on February 1, 1999. On December 8, 2000, the bankruptcy court approved the plan of reorganization and the plan was implemented on January 3, 2001, contemporaneously with the closing of our post-bankruptcy credit facilities. These credit facilities consist of a $110 million term loan and a $125 million revolving line of credit. The term loan is 85% guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999.

     Under the terms of the reorganization plan, our predecessor changed its state of domicile from Utah to Delaware, changed its form of organization from a corporation to a limited liability company, and became our wholly-owned subsidiary. Certain real property not used in the steel mill operations was transferred to Williams Farm Property, LLC and iron ore mines located in southern Utah were transferred to Iron Ore Mines, LLC, both of which are also our wholly-owned subsidiaries. Ownership of Vineyard Iron Company and Vineyard Management Company was transferred to us, which made those entities our wholly-owned subsidiaries.


     Under the terms of the reorganization plan approved by the bankruptcy court, all rights with respect to the previously outstanding common and preferred stock of our predecessor were terminated. Shares of our common stock were issued to the holders of unsecured claims, which consisted primarily of holders of $199.9 million of 9 1/2% Senior Notes due 2004, including unpaid interest accrued prior to the bankruptcy, $140.7 million of 11 1/8% Senior Notes due 2001, including unpaid interest accrued prior to the bankruptcy, and approximately $47 million of general unsecured debt, which includes disputed claims. Creditors owed $5,000 or less received a cash payment equal to 40% of their claim, and certain trade creditors owed in excess of $5,000 elected to receive $2,000, rather than shares of our common stock. Secured creditors were paid in full with the proceeds of the term loan.


     Under the terms of the reorganization plan approved by the bankruptcy court, executive officers and a manager of our predecessor received options to purchase 5% of our equity on a fully diluted basis.

OVERVIEW

     We own and operate the only integrated steel mill in the western United States and are one of the larger domestic producers of flat and coiled plate products. The steel mill and related facilities were acquired from USX Corporation in August 1987. Our products, which include flat and coiled plate, sheet, pipe and slab, are used by a wide variety of industries, including the oil and gas, shipping and construction industries. Currently, we have a total annual production capacity of approximately 2.2 million tons.

     Our properties consist primarily of an approximately 1,400-acre site near Provo, Utah, on which the steel mill and related facilities are located, and our iron ore mines, located in southern Utah. We also lease a retention pond, contiguous to our steel mill, from the State of Utah, under a lease which will expire in 2016. The pond is a significant part of our water pollution control facilities.

     Our facilities include three coke oven batteries, three blast furnaces, two basic oxygen process furnaces, a continuous casting facility, a combination continuous rolling mill and various finishing facilities. Our coke ovens produce metallurgical coke from a blend of various grades of metallurgical coal. Metallurgical coke is used as the principal fuel for our blast furnaces, which convert iron ore into liquid iron. Liquid iron, scrap metal, and metallic alloys are combined and further refined in the basic oxygen process furnaces to produce liquid steel. The liquid steel is then processed through the continuous casting facility into steel slabs. Slabs are processed into finished steel products (coiled and flat plate, hot rolled sheet and pipe) in our rolling and finishing mills. We also sell slabs to other producers of finished steel products.

     Our in-line caster is among the widest in the world. The caster, when combined with our unique mill, provides significant competitive advantages. Our in-line caster enhances the production process by casting slabs to the required final product width (up to 126 inches wide) before the slabs are directly rolled. Wide casting and direct rolling reduces heating and handling requirements and eliminates cross rolling to obtain final product width. We also produce coiled plate up to 122 inches in width, which can be subsequently cut into flat plate.

     Our wide, six-stand rolling mill is differentiated from other mills by its ability to roll wide one-inch entry bars into finished product in a single pass. The mill is the widest multi-stand continuous rolling mill in the world. In contrast, other producers of wide products utilize either a single or double stand reversing mill or a single stand reversing steckel mill to roll entry bars, thereby requiring multiple passes. Reducing the number of passes increases operating efficiencies, throughput, surface quality and yields, while also reducing operating costs. Our modernization program was designed to take advantage of the unique features of our rolling mill.

     We own a 50MW electric generator that can be used to supply electric power and energy for internal use or sale into the wholesale electric market. In light of current market conditions for wholesale electricity in the western United States and continued weak market conditions in the steel industry, we have actively pursued several alternatives for realizing and maximizing the value of our electric generation facilities and our ability to curtail electricity consumption through operational changes. We have recently entered into a contract with our electric supplier to curtail our electric consumption during eight peak hours each weekday through at least September 15, 2001, in exchange for payments to us tied to a daily market index price of electricity. We have also agreed, in exchange for compensation that is also tied to the daily market price, to operate our generation facilities at maximum capacity during off-peak hours, when market prices justify doing so, to offset our purchases from our electric supplier. Although we do not expect these contracts to result in a reduction in our production costs, we believe that these contracts are favorable to us because they do not limit us from conducting our business operations to the full extent that we would otherwise currently operate and because they provide us with the opportunity to realize additional revenues with no meaningful additional costs.

     The combination of our caster, rolling mill and wide plate processing capability has created an efficient production process for wide products that few of our competitors possess. These facilities enable us to offer an expanded range of products; shift product mix according to market demand; and produce wide, light-gauge plate products more efficiently and at lower costs than many of our competitors. Although our facilities are generally suitable to our needs, we believe that our facilities will continue to require significant maintenance, future improvements, and additional modernization to remain competitive.

CAPITAL IMPROVEMENTS AND MODERNIZATION PROGRAM


     We have spent approximately $10.9 million, $8.0 million, $13.0 million and $6.9 million on capital projects during the fiscal years ended September 30, 1998, 1999, and 2000, and the six months ended June 30, 2001, respectively. These expenditures were made primarily in connection with our ongoing modernization and capital maintenance efforts. Since fiscal year 1989, we have spent over $665 million on plant and equipment to modernize and maintain our production facilities. Our modernization program, which was substantially completed in early 1998, was designed to take advantage of the unique features of our rolling mill.


     The key elements of our modernization have included:

     -- replacing our open hearth furnaces with two basic oxygen process steelmaking furnaces (known as Q-BOP furnaces), improving product quality and throughput and reducing costs;

     -- constructing one of the widest in-line casters in the world, which has enabled us to cast slabs at the desired width without cross-rolling;

     -- completing a wide-plate project, which has positioned us as the only
        North American producer currently offering coiled plate in widths greater than 96 inches and improved plate production efficiencies; and

     -- modernizing of our rolling mill, which has enhanced throughput rates, quality and cost.

     We believe that our modernization efforts have reduced costs, increased operating flexibility, broadened our product line, improved product quality, and increased throughput rates.

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

     We have identified several large-scale capital improvement projects that we believe could further increase our production capacity, improve operating efficiencies and reduce costs. These include the following:

     - Walking Beam Furnace. We must reheat slabs produced by our caster prior to rolling them. Our slab heating facilities are relatively high cost operations and lack the capacity to heat slabs at the same rate as they can be cast and rolled. By utilizing a combination of all of our slab heating facilities, we have substantially, but not completely, removed our slab heating bottleneck at higher production levels. A walking beam furnace, which we estimate would cost $48.5 million, $4.7 million of which we spent through June 30, 2001, would consistently heat all our slabs, thereby eliminating the bottleneck. The walking beam furnace would reduce costs, increase production efficiencies and improve quality by enabling us to shut down multiple heating facilities and by significantly improving the temperature consistency of slabs. In addition, the walking beam would increase our capacity to produce large coils, which are made from slabs longer than those that can be heated in certain existing facilities. Finally, the walking beam furnace would allow us to convert more scrap, secondary, and slabs into finished products. We will not be able to construct the walking beam furnace unless we can obtain additional financing, which we do not expect to be able to obtain unless and until we begin to generate substantial positive cash flows from operations.

     - Cokeless Ironmaking Project. One of our subsidiaries has entered into a cooperative agreement with the U.S. Department of Energy (DOE) for the construction and demonstration of an electric power generation and cokeless ironmaking project capable of potentially producing 800,000 to
       1.2 million tons of liquid iron per year. The cooperative agreement could provide up to $149.5 million in government cost-share funds for the project from the U.S. Department of Energy, of which approximately $2.8 million has been utilized in furtherance of this project. The project would also require the construction of a new oxygen plant. We currently contemplate that the power and oxygen plants would be constructed and financed by third parties. The cokeless ironmaking unit and ancillary facilities would be constructed and financed by or through Vineyard Iron Company, our wholly owned subsidiary, either alone or in conjunction with other participants in the project.

     We believe that the cokeless ironmaking project could provide significant benefit by allowing us to shift a large portion of our raw-material requirements from eastern iron-ore pellets and coal to low-cost western lump iron ore currently owned by us and to western coal. Under certain circumstances, we may be required to repay some or all of the government cost share funds utilized in connection with the cokeless ironmaking project. Project construction cannot begin until the environmental regulatory review process is complete.

     At present, we anticipate using the HIsmelt(R) cokeless ironmaking technology for the cokeless ironmaking project. The HIsmelt(R) technology is controlled by a subsidiary of the Rio Tinto Group, known as the HIsmelt Corporation, and has been developed over a long period primarily in western Australia. A small-scale pilot plant has operated utilizing the technology. We currently intend to build a HIsmelt unit with a smelter that is eight meters in diameter. The estimated cost of the ironmaking unit is $260 million. We anticipate that (a) the overall project will be managed by our subsidiary, CPICOR Management Company, LLC, (b) Vineyard Management, in cooperation with HIsmelt, will manage the ironmaking portion of the cokeless ironmaking project, and (c) Vineyard Iron, in cooperation with HIsmelt, will construct and finance the ironmaking unit utilizing the government funding as "equity." Vineyard Iron would then sell liquid iron to us. We anticipate that the power generation plant would be constructed and financed by a third party.

     HIsmelt has announced that it has entered into a joint venture with Nucor Corporation and other parties to build a six-meter HIsmelt unit that would have an annual capacity of approximately 600,000 tons of liquid iron. We do not know the exact terms of the joint venture.

     We are currently in discussions with HIsmelt and the DOE regarding the timing of our project. Funding and completion of the cokeless ironmaking project remains subject to several contingencies. Ultimately, we may not be able to reach a satisfactory arrangement with HIsmelt, an independent power producer, or a builder of the oxygen plant, or the DOE funding for the project could be withdrawn. We could also elect to pursue a cokeless ironmaking technology other than HIsmelt(R) or change the general parameters of the project, including the configuration of the various elements of the project. We do not know whether we will succeed in our cokeless ironmaking project or that the DOE funding will actually be provided. Nevertheless, we believe that the long-term benefits of this project, if implemented, could be significant.

     We are currently developing an overall strategy for both our iron and steelmaking facilities. Such strategy may ultimately include not only cokeless ironmaking, but also an electric arc furnace. We cannot be sure that financing for our plans can be obtained.

     - Other Projects. Projects planned for fiscal year 2001 may include, among others:

      -- commencement of oil/sludge handling upgrades in the rolling mill;

      -- commencement of certain boiler repairs; and

      -- installation of the upgraded mill stand drives project.

     In addition, we plan several smaller improvements and capital maintenance projects, many of which previously were deferred because of our lack of liquidity. We estimate that capital expenditures during fiscal 2001 will be $10 million (which includes costs of repairs to our blast furnace and other capital maintenance spending), approximately $6.9 million of which was incurred through June 30, 2001.


     We estimate that our capital budgets in fiscal years 2002 through 2005 will be approximately $14, $42, $44 and $26 million per year, respectively (excluding walking beam furnace and other large capital expenditures separately financed). Although liquidity concerns have required us to defer many needed capital projects during the past several years, we believe that it would be difficult to reduce capital spending in future years substantially below the amounts budgeted. We cannot, however, be certain that we will have available cash or financing adequate to fund the capital spending estimates cited above.


     Projects which we might include in future capital budgets include, among others:

     -- roll shop upgrades;

     -- a new 126-inch line leveler;

     -- caster modifications;

     -- additional pipe mill upgrades;

     -- installation of an additional temper mill;

     -- the automation of the plate finishing line;

     -- the installation of a shape meter;

     -- replacement of the basic oxygen process furnace shells;

     -- blast furnace relines; and

     -- the installation of an electric arc furnace.

     Our capital plans are under continuous review, and, depending on market, operational, liquidity and other factors, we may elect to adjust the design, timing and budgeted expenditures of our capital plans. There can be no assurance that the projected benefits of capital projects will be fully achieved, sufficient product demand will exist for any additional throughput capacity, or that the planned capital projects can be completed in a timely manner or for the amounts budgeted. Notwithstanding the completion of many capital projects, we believe that additional capital projects will be critical to our long-term ability to compete and maintain existing operations.

PRODUCTS

     Our principal steel products are coiled and flat plate, hot-rolled sheet, pipe and slabs. Our 132-inch combination continuous rolling mill has the flexibility to roll either sheet or plate in response to customer demands and changing market conditions. This flexibility maximizes the utilization of our facilities. Generally, we manufacture products in response to specific customer orders. Consistent with our strategic objectives, plate as a percentage of shipments through 1999 has increased as the modernization program has been completed and various upgrades to plate processing and finishing equipment have been integrated into the production process. Our product sales mix (including secondary products) in tons shipped for fiscal years 1996 through 2000, for the three month periods ended December 31, 1999 and 2000, and for the six month periods ended June 30, 2000 and 2001 is shown below (tons in thousands):



                                                                             THREE MONTHS    SIX MONTHS
                                                                                ENDED          ENDED
                                           YEARS ENDED SEPTEMBER 30,         DECEMBER 31,     JUNE 30,
                                     -------------------------------------   ------------   ------------
                                     1996    1997    1998    1999    2000    1999    2000   2000    2001
                                     -----   -----   -----   -----   -----   ----    ----   -----   ----
Cut-to-Length Plate................    836     881   1,189     591     568   123     127      291   288
Sheet..............................    720     720     425     306     992   251     153      556   258
Pipe...............................    112     169     178      94     160    36      44       81    58
Slab...............................    477     365     211     109     192    34      80       93     4
                                     -----   -----   -----   -----   -----   ---     ---    -----   ---
Total..............................  2,145   2,135   2,003   1,100   1,912   444     404    1,021   608
                                     =====   =====   =====   =====   =====   ===     ===    =====   ===


     Coiled and Flat Plate. We produce plate products which consist of hot rolled carbon and high-strength low alloy steel plate in coil form, cut-to-length from coil and flat rolled in widths varying from 42 to 122 inches and in thicknesses varying from .1875 of an inch to 3.5 inches. Coiled plate can be used for such applications as spiral-welded pipe, electric resistance welded pipe and steel tubing. Coiled plate, once cut-to-length, and flat plate can be used for heavy steel structures such as storage tanks, railroad cars, ships, barges, and bridges.

     Sheet. We produce hot-rolled sheet steel which is sold in coil form in thicknesses of .083 to less than .187 of an inch and widths of 42 to 74 inches. Maximum widths vary according to thickness. Sheet is used in a variety of applications such as storage tanks, light structural components and supports, trailers, and welded tubing.

     Pipe. We produce electric resistance welded pipe ranging from approximately 8 5/8 inches to 16 inches in diameter. Electric resistance welded pipe is manufactured by heating and fusing the edges of the steel coil to form the pipe. Our electric resistance welded pipe is used primarily in pipelines, including natural gas and oil transmission and distribution systems, and in standard and structural pipe applications.

     Slab and Non-Steel. We sell steel slabs as a means of maximizing production through the continuous caster. We also sell various by-products resulting from our steelmaking activities.

MARKETING; PRINCIPAL CUSTOMERS

     We have historically sold our plate and sheet products primarily to steel service centers and distributors, which in recent years have become one of the largest customer groups in the domestic steel industry. Service centers and distributors accounted for approximately 65% of our finished product sales (excluding slabs) during fiscal year 2000. We also sell our products to steel processors and various end-users, including manufacturers of welded tubing, highway guardrail, storage tanks, railcars, barges and agricultural and industrial equipment. We have developed a broad customer base of approximately 450 customers in 40 states, Canada and Mexico.

     We sell our pipe to end-users and distributors primarily in the western and central United States, where prices and demand for pipe fluctuate with oil and gas industry cycles, import levels and other factors.


     We also occasionally sell our products in the export market. Export sales, which generally have lower margins than domestic sales, as a percentage of net sales accounted for approximately 2.6% during fiscal 1998, 0.4% during fiscal 1999, 1.2% during fiscal 2000, 2.5% during the three months ended December 31, 2000 and 0.6% during the six months ended June 30, 2001.



     On August 15, 2001, we entered into a product sales agreement with Ferrostaal Incorporated. Under this agreement, Ferrostaal will purchase and pay for certain of our finished goods inventory as soon as such goods have been assigned to or otherwise identified with a customer order. We intend to use amounts from this agreement to reduce borrowings under our revolving credit facility. We have reserved the right to sell directly to any customer or potential customer. Our sales force will continue to perform all marketing functions for new and existing accounts, including product claims administration. Pursuant to this agreement, customer orders will be processed through Ferrostaal, with Ferrostaal issuing a purchase order to us and with Ferrostaal being responsible for credit risk. We will remain responsible for all quality and delivery claims and warranty-related issues. Ferrostaal is entitled to a commission equal to 1.3% of the product invoice amount and a finance charge based on the prime rate.


     Our principal marketing efforts are in the western and central United States. We believe that we hold a significant share of the plate, hot-rolled sheet and pipe markets in the Western states. We have focused, and will in the future continue to focus, on selectively expanding our share of the market in other areas of the United States.

     We have contracted with several processors to which coiled plate can be shipped for processing into sheared plate. Through these arrangements, we have significantly increased our capacity to produce and sell sheared plate made from coils.

     On February 1, 1999, we installed an enterprise-wide business system that is designed to enhance customer service by increasing on-time deliveries through a sophisticated system that will track inventory and determine the most cost-efficient mode of transportation to the customer. We have also made several organizational changes designed to improve product distribution and on-time delivery.


     We generally produce steel products in response to specific orders. As of July 31, 2001, we had estimated total orders on hand for 65,700 tons compared to 147,700 tons as of July 31, 2000.


EMPLOYEES; LABOR AGREEMENT

     As of June 30, 2001, our active workforce included approximately 1,547 full-time permanent employees, of whom approximately 11.7% were salaried and approximately 88.3% were hourly. Our operating management personnel generally have considerable experience in the steel industry; almost half have more than 27 years of industry experience, with most of the remaining managers ranging in experience from 12 to 20 years. Our senior operating managers have an average of approximately 25 years of industry experience.

     We have made significant progress in implementing our strategy to reduce our employment costs through process redesign, workplace restructuring, modernization and severance incentives. From December 1997 through June 30, 2001, our executive, administrative and operating staff was reduced from 473 to
266. During the same period, we also reduced our hourly workforce by 59.4% to 1,281 employees.

     Substantially all of our hourly employees are represented by the United Steelworkers of America. Our current union contract expires on April 30, 2002. We believe that our union contract provides us with an important competitive advantage. Although the wage rates under the union contract are high by local standards and comparable to regional competitors, the total hourly labor costs are currently below recent industry averages compiled by the American Iron and Steel Institute. Unlike labor agreements negotiated by many other domestic integrated steel producers, the union contract does not contain many traditional work rules, subjects us only to limited defined benefit pension obligations, and entitles us to reduce our profit sharing obligations by an annual amount equal to a portion of our capital expenditures. If we fail to reach a new agreement with the union when it expires in April 2002, we would likely lose the competitive advantage we derive from the current contract and this could result in a work interruption, which would likely have a material adverse effect on our ability to operate and our future profitability.

RAW MATERIALS AND RELATED SERVICES

     We are located near major deposits of several of the principal raw materials used to make steel, including iron ore, high volatile coal, limestone and natural gas. We believe that, in certain instances, this proximity, together with our importance as a customer to suppliers of these materials, enhances our ability to obtain competitive terms for these raw materials.

     Iron Ore. Our steelmaking process can use both raw iron ore and iron ore pellets. In recent years, we have used iron ore pellets exclusively in an effort to maximize the operating efficiency of our blast furnaces. We have historically purchased iron ore pellets primarily from USX Corporation. Our long-term pellet agreement with USX expired on March 31, 2001, but has extended pursuant to its terms and is now subject to termination on 45 days prior written notice. The terms and conditions of our supply agreement with USX are governed by our contract with USX of 1995 and amendments to this contract agreed upon during 1997, 1998 and 1999. We have reached tentative agreement with USX to continue to supply iron ore pellets through March 31, 2003. The terms and conditions of the contract are currently being finalized and we anticipate a formal supply agreement will be completed within the next few months. However, if the formal agreement is not completed and USX does not continue to supply pellets to us, our operating results may be adversely affected.


     Because the use of lump ore adversely affects blast furnace productivity and increases energy costs, we have for several years elected to purchase pellets instead of using lump ore from our mines in southern Utah in the blast furnaces. We will likely continue to do so unless and until we can implement new ironmaking technologies.

     Coal and Coke. Our coke batteries require a blend of various grades of metallurgical coal. We currently obtain high volatile coal from a mine in western Colorado operated by Oxbow Carbon and Minerals, Inc. under a contract that expires in March 2004. We also purchase various grades of coal under short-term contracts from sources in the eastern United States and Canada. Although we believe that such coal is available from several alternative eastern suppliers, we are subject to price volatility resulting from fluctuations in the spot market. Recently, coal prices have risen in conjunction with increasing domestic energy prices. Our blend of coal may change in the future and it is possible that our overall cost of coal could increase.

     At times of full production, we purchase imported coke because our coke ovens, which were built in 1944 and are declining in productive capacity as a result of age, cannot produce all of our metallurgical coke requirements. We recently closed one of our coke batteries due to its low productive capacity. The ability of other domestic integrated steel mills to produce coke is also generally decreasing, thereby increasing the demand and the price for purchased coke in the United States at times of strong steel demand. We have purchased coke from sources originating in Japan and China. As our consumption of purchased coke increases, our average cost of coke also increases. On June 29, 2001, an antidumping petition was filed with the United States International Trade Commission by the Committee for Fair Coke Trade, or CFCT, and its member producers with respect to metallurgical coke imports from China and Japan. Subsequently, the ITC has initiated an investigation of the alleged dumping by China and Japan. A favorable ruling by the ITC on behalf of the CFCT may increase our purchased coke cost and adversely affect our operating results.

     Energy. Our steel operations consume large amounts of industrial gases, electricity and natural gas. We purchase oxygen, nitrogen, and argon from three facilities located on our premises. Two of the facilities are operated by Air Liquide America Corporation and the third by Praxair, Inc. These facilities are capable of providing approximately 275, 800 and 550 tons of oxygen per day under contracts which expire in 2002, 2012, and 2006, respectively.

     We generate a portion of our electrical requirements using a 50 megawatt rated generator located at the steel mill and currently purchase our remaining electrical requirements from PacifiCorp under a 110 to 150 megawatt interruptible power contract expiring in December 2002. The contract provides for fixed annual price increases through the remainder of its term.

     We purchase natural gas in the Rocky Mountain region which is transported to the steel mill by pipeline utilizing firm and interruptible transportation contracts. The Rocky Mountain region has substantial natural gas reserves. Given our recent credit and liquidity situation, we have not been able to enter into hedging agreements for natural gas, and therefore we currently buy natural gas at spot market prices. Natural gas prices are often volatile and were recently at historically high levels.

     Other. Our mill can be directly served by both the Burlington Northern Santa Fe Railroad and the Union Pacific Railroad Company. Subsequent to the merger of the Union Pacific and Southern Pacific

Transportation Company, we negotiated a long-term transportation contract with Union Pacific covering a large portion of our rail transportation needs and which is intended to provide a competitive rate structure.

     We use scrap metal obtained from our own operations and external sources in our steelmaking process. As we increase our production volume and improve yields, we anticipate that increased amounts of scrap will be purchased.

     The cost of our raw materials, particularly energy, has been susceptible in the past to fluctuations in price and availability and is expected to increase over time. Worldwide competition in the steel industry has frequently limited the ability of steel producers to raise finished product prices to recover higher raw material costs. Our future profitability will be adversely affected to the extent we are unable to pass on higher raw material costs to our customers or are limited in our access to such materials.

COMPETITION AND OTHER MARKET FACTORS

     We face intense competition from both domestic and foreign producers on the basis of price, proximity to market, quality, and service. Furthermore, both the steel industry generally and we specifically face increasing competition from producers of alternative materials such as aluminum, composites, plastics and concrete.

     The steel industry is cyclical in nature and highly competitive, with overall domestic throughput capacity and competition increasing due primarily to the construction of mini-mills and improvements in production efficiencies at existing mills. Mini-mills primarily use ferrous scrap metal as a metallic input and tend to serve regional markets. A number of mini-mills produce plate, coil and pipe products that compete directly with our products. A few domestic mini-mills have been completed that produce wide plate in coil form which also competes with our products. In addition, other mini-mills may be constructed. Our operations, like those of other steel producers, are highly sensitive to price and production volume changes. Consequently, downward movements in price and upward movements in production volume by competitors have had, and will continue to have, an adverse effect on our results of operations.

     Our competition in flat-rolled products can generally be divided into five categories:

     -- a converter of slabs located in the western market;

     -- a mini-mill located in the western market;

     -- domestic integrated mills located outside the western market;

     -- mini-mills located outside the western market; and

     -- imports.

Many of our competitors are larger than us and/or have greater capital resources.

     The converter (purchaser of slabs that converts slabs to finished products) in the western market is California Steel Industries, located in Fontana, California. California Steel produces galvanized, cold rolled, and hot rolled bands, as well as tubular products and a limited range of strip mill plate. California Steel mill can produce approximately 1.7 million tons of finished products annually. California Steel competes directly with us in hot rolled bands, tubular products and strip mill plate.

     Oregon Steel, located in Portland, Oregon, is a mini-mill located in the western market. Oregon Steel produces flat plate, specialty plate, hot rolled bands and tubular products. Oregon Steel competes directly with us in plate products and to a lesser extent in hot rolled bands. Oregon Steel's mill recently underwent a major modernization to increase rolling range and capacity. The mill is capable of rolling approximately 1.2 million finished tons annually.

     Integrated steel mills located outside the western market are primarily midwestern mills owned by large domestic steel companies (e.g., USX and Bethlehem Steel Corporation) which are high volume producers of hot rolled bands, plate, and sheet products such as galvanized and cold rolled steel. These mills compete with us in the west to the extent that they can offer steel products at competitive prices and are direct competitors in the midwestern and eastern regions.

     Several mini-mills located outside the western market, including Nucor-Hickman, Gallatin and IPSCO, Inc., compete directly with us for sales of hot-rolled bands (e.g., Nucor and Gallatin) or coiled and cut-to-length carbon plate (e.g., IPSCO). IPSCO, located in Montpelier, Iowa, competes directly with us in plate products primarily in the midwestern and southwestern markets. The IPSCO mill is capable of producing over 1.0 million tons annually of plate products in cut-to-length or coil form.

     In June of 1998, Nucor announced plans to build a plate mill in Hertford County, North Carolina. The mill has completed the testing phase and is now producing product. It has an annual capacity of approximately 1.0 million tons and can produce plate from .375 to 2.0 inches in thickness and up to 120 inches in width.

     IPSCO has built a new mini-mill in Mobile County, Alabama, which produces coiled plate from .090 to .750 inches in thickness and up to 96 inches in width, along with discrete plate from .187 to 2.0 inches in thickness and up to 120 inches in width. The mill's capacity is approximately 1.3 million tons annually.

     We also compete against several domestic producers of tubular products located throughout the U.S., including in the west.

     Foreign competition is a significant factor in the steel industry and has adversely affected product prices in the U.S. and tonnage sold by domestic producers. The intensity of foreign competition is significantly affected by fluctuations in the value of the U.S. dollar against other currencies, the level of demand for steel in the U.S. economy relative to steel demand in foreign economies, the effect of trade cases, and world economic conditions generally. The U.S. is one of the most open steel markets in the world, and even the existing minimal customs duties on steel products will be eliminated by January 1, 2004. Most foreign markets are less open than the U.S. market, allowing foreign producers to maintain higher prices in their own markets while dumping excess production at lower prices into the U.S. market. In addition, certain foreign steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced in part by political and social policy considerations as well as by prevailing market conditions and profit opportunities. We compete in all our product lines against foreign producers located throughout the world.

     Historically, foreign steel producers have often engaged in extremely aggressive, and often illegal, pricing policies. Foreign dumping and subsidies have been chronic problems in the U.S. steel industry, resulting in numerous rounds of trade cases.

     In 1993, antidumping orders were imposed against carbon steel plate from Taiwan and cut-to-length carbon steel plate from Belgium, Brazil, Canada, Finland, Germany, Mexico, Poland, Romania, Spain, Sweden, and the United Kingdom. These cases recently underwent full sunset reviews at the U.S. International Trade Commission, or ITC, and in November 2000, the ITC continued all cases except Canada for an additional five years.

     In 1996, actions by steel producers in Russia, Ukraine, South Africa and China prompted us and another domestic producer to file anti-dumping actions with the U.S. Department of Commerce and the ITC against those nations. Those actions charged that steel plate was being dumped into the U.S. market. In December 1997, those cases successfully resulted in suspension agreements on steel plate imported into the U.S. from those countries, which reduced imports from those countries by approximately 70% and imposed minimum price floors. These agreements will remain in effect until 2002 when they will be subject to sunset review.

     On September 30, 1998, we and 11 other domestic steel producers filed anti-dumping actions against hot-rolled coiled steel imports from Russia, Japan and Brazil. The group also filed a subsidy (countervailing duty) case against Brazil. All cases described in this paragraph are referred to as the "Coiled Product Cases."

     In April 1999, the Department of Commerce, which is also known as the DOC, issued a final determination that imports of hot-rolled coiled sheet from Japan were dumped at margins ranging from 17% to 65%. In June 1999, the ITC reached an unanimous 6-0 final determination that imports of hot-rolled sheet from Japan caused injury to the U.S. industry. As a result, an antidumping order was issued against imports from Japan that will last for a minimum duration of five years. During that time, the amount of antidumping duties due from U.S. importers of such products can vary based upon the results of annual administrative reviews. We believe that the imposition of these antidumping duties will substantially eliminate hot-rolled sheet imports from Japan, which totaled 2.7 million tons in 1998.

     In July 1999, the DOC simultaneously issued both suspension agreements and final antidumping duty determinations as to imports of hot-rolled sheet from Brazil and Russia, and a suspension agreement and final countervailing duty determination as to imports of hot-rolled sheet from Brazil. Suspension agreements generally impose price and/or quantity restrictions on imports from the subject country for the purpose of removing the injurious impact of dumping and/or subsidies. These agreements are entered in lieu of potentially imposing antidumping or countervailing duties. If a suspension agreement is violated, final antidumping or countervailing duties supported by a final affirmative injury determination are immediately imposed.

     The Brazilian countervailing duty suspension agreement provides for a quantitative limitation of no more than 290,000 metric tons annually of hot-rolled sheet from Brazil, and the Brazilian antidumping suspension agreement provides that Brazilian hot-rolled sheet can be sold at prices no lower during the five-year period than a reference price of $327 a metric ton, ex-dock duty paid, in the U.S. market. Because the reference price was above then current domestic prices, the agreement provided that this price would increase as domestic prices increased above $344 per metric ton. Given that the agreement protected the U.S. industry from the devaluation of the Brazilian currency during the five years of the agreement, we and certain other petitioners supported the suspension agreement. Also, the DOC announced countervailing duties of approximately 7% and antidumping duties of approximately 40% as to imports from Brazil. The ITC made a final affirmative injury determination in August 1999. Therefore, if Brazilian producers violate the suspension agreements, these duty amounts would be immediately imposed.

     The suspension agreement on hot-rolled sheet from Russia provided for no shipments for the remainder of 1999, 325,000 metric tons for 2000, 500,000 metric tons for 2001, 675,000 metric tons for 2002, and 725,000 metric tons for 2003. It also set a minimum export price of $255 per metric ton F.O.B. Russia, which is subject to quarterly changes based on a formula relating to other import prices. All petitioners objected to the Russian suspension agreement because it permitted the continued importation of dumped steel from Russia. However, the quantitative restrictions represent a significant decrease from the
3.8 million tons of hot-rolled sheet imports from Russia in 1998. In addition to the hot-rolled sheet suspension agreement, the DOC also entered into a general steel trade agreement with Russia, which provides for reductions in imports of other flat-rolled steel products. Simultaneously with the announcement of these agreements, the DOC announced final antidumping duties ranging from 57% to 157%, and the ITC made a final affirmative injury determination in August 1999. Therefore, if the hot-rolled sheet suspension agreement with Russia is violated during the next five years, these duty amounts would be immediately imposed.

     The Coiled Product Cases have benefitted us and the domestic steel industry. This benefit was, however, significantly thwarted by other countries that have recently substantially increased exports to the U.S. market. These increased imports into the U.S. adversely affected hot-rolled sheet prices and order volumes and have resulted in the recent filing of additional hot-rolled sheet cases as discussed below.

     On February 22, 1999, five domestic steel producers filed anti-dumping actions against cut-to-length plate imports from the Czech Republic, France, India, Indonesia, Italy, Macedonia, Japan and South Korea. Also, countervailing duty cases were filed against France, India, Indonesia, Italy, Macedonia and South Korea. All cases described in this paragraph are referred to as the "Cut-to-length Plate Cases." In April 1999, the ITC made a unanimous affirmative preliminary injury determination with respect to all the respondent countries except the Czech Republic and Macedonia, which were dismissed from the cases. The DOC issued final margin determinations on December 13, 1999, ranging from 0% to 72%. On January 19, 2000, the ITC issued a final affirmative injury determination. Consequently, antidumping duties have been imposed. The imposition of antidumping and countervailing duties has significantly reduced U.S. imports from these six countries.

     On June 30, 1999, we and seven other petitioners filed for relief under
Section 201 of U.S. trade law from welded line pipe imports, referred to as the
Section 201 Case. Unlike conventional antidumping and countervailing duty cases, the relief granted in a Section 201 case can apply to imports from all sources, rather than only against countries named as respondents. In order for relief to be granted, the ITC must make an affirmative injury determination, after which a remedy is recommended by the ITC to the President. The President has the discretion to accept the ITC's recommendation or take other action, if any. The ITC made an affirmative injury determination by a margin of 5-1, and a remedy hearing was held on November 10, 1999. The ITC subsequently recommended to the President that imports be reduced by approximately 45% from 1998 levels. President Clinton, effective March 1, 2000, instead adopted a remedy that provides that imports to the U.S. of the subject product from any country (except Mexico and Canada) in excess of 9,000 tons in any year will be subject to duties of 19%, 15%, and 11%, for the years 2000, 2001 and 2002, respectively. Since the imposition of relief, imports in 2000 have been approximately 50% of 1998 levels. The Section 201 relief has benefitted us by allowing us to increase production and margins on line pipe sales.


     On November 13, 2000, several U.S. steel producers filed antidumping cases against imports of hot-rolled sheet (which includes coiled plate) from 11 countries: Argentina, China, India, Indonesia, Kazakhstan, Netherlands, Romania, South Africa, Taiwan, Thailand and Ukraine. Countervailing duty (subsidy) cases were also filed against imports from Argentina, India, Indonesia, South Africa and Thailand. The International Trade Commission made unanimous affirmative preliminary determinations of a reasonable indication of injury on December 28, 2000. On May 2, 2001, the Department of Commerce issued preliminary affirmative antidumping duty margins covering imports of hot-rolled sheet steel from these 11 countries. The preliminary antidumping duties ranged from 2.38% to 239%. The DOC also found that companies from five of these countries benefitted from significant government subsidies and imposed preliminary countervailing duties ranging from 7% to 40%. Final antidumping duties are expected to be issued by mid September 2001. The ITC is expected to issue final injury determinations by October 2001. If affirmative decisions are obtained, we expect that these cases will ultimately have a significant beneficial effect on the market, although there can be no assurance as to the outcome or effect.



     On June 5, 2001, President Bush announced his intention to initiate an investigation, pursuant to Section 201 of U.S. trade law, that could result in the implementation of safeguards designed to protect domestic steel companies from the effects of steel exports by foreign competitors. Although the results of this investigation could be beneficial to us, we cannot predict its duration or outcome. On June 22, 2001, U.S. Trade Representative Zoellick requested that the International Trade Commission initiate a safeguard investigation. The request covers all of our products, except for line pipe, for which relief is already covered by Section 201. We expect the ITC to make an injury decision on October 22, 2001, and if that decision is affirmative, make a remedy recommendation to the President on December 19, 2001. The President would then have 60 days to take action.


     We continue to monitor imports and may file additional trade cases or take other trade action in the future. Existing trade laws and regulations may, however, be inadequate to prevent the adverse impact of dumped and/or subsidized steel imports. Moreover, the preparation and prosecution of trade cases requires several months during which we and other domestic producers must continue to suffer the adverse impact of unfairly traded imports. There is no guarantee that domestic markets will not in the future be flooded illegally with foreign imports of products in competition with our products. While we intend to oppose all such imports vigorously, there is no guarantee that we will be successful. Consequently, such imports could pose continuing problems for the domestic steel industry and us.

ENVIRONMENTAL MATTERS

     Compliance with environmental laws and regulations is a significant factor in our business. We are subject to federal, state and local environmental laws and regulations concerning, among other things, air emissions, wastewater discharge, and solid and hazardous waste disposal.

     We have incurred substantial capital expenditures for environmental control facilities, including our Q-BOP furnaces, wastewater treatment facility, benzene mitigation equipment, coke oven gas desulfurization facility and other projects. We have budgeted a total of approximately $4 million for environmental capital improvements in fiscal years 2001 and 2002. Environmental legislation and regulations have changed rapidly in recent years and it is likely that we will be subject to increasingly stringent environmental standards in the future. Although we have budgeted capital expenditures for environmental matters, it is not possible at this time to predict the amount of capital expenditures that may ultimately be required to comply with all environmental laws and regulations.


     We accrue for losses associated with environmental remediation obligations when such losses are probable and the amount of associated costs is reasonably determinable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the engineering or feasibility study or the commitment to a formal plan of action. These accruals may be adjusted as further information becomes available or circumstances change. If recoveries of remediation costs from third parties are probable, a receivable is recorded. As of June 30, 2001, we determined that there were no environmental compliance or remediation obligations requiring accruals in the financial statements.


     Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA, the U.S. Environmental Protection Agency and the states have authority to impose liability on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Other environmental laws and regulations may also impose liability on us for conditions existing prior to our acquisition of the steel mill.

     When we acquired our steel mill from USX Corporation in 1987, we and USX identified certain hazardous and solid waste sites and other environmental conditions which existed prior to the acquisition. USX has agreed to indemnify us (subject to the sharing arrangements described below) for any fines, penalties, costs (including costs of clean-up, required studies, and reasonable attorneys' fees), or other liabilities for which we become liable due to any environmental condition existing on our real property as of the acquisition date that is determined to be in violation of any environmental law, is otherwise required by applicable judicial or administrative action, or is determined to trigger civil liability (the "Pre-existing Environmental Liabilities"). We have provided a similar indemnity (but without the sharing arrangement described below) to USX for conditions that may arise after the acquisition. Although we have not completed a comprehensive analysis of the extent of the Pre-existing Environmental Liabilities, such liabilities could be material.

     Under the acquisition agreement between the two parties, we and USX agreed to share on an equal basis the first $20 million of costs incurred by either party to satisfy any government demand for studies, closure, monitoring, or remediation at specified waste sites or facilities or for other claims under CERCLA or the Resource Conservation and Recovery Act. We are not obligated to contribute more than $10 million for the clean-up of wastes generated prior to the acquisition. We believe that we have paid the full $10 million necessary to satisfy our obligations under the cost-sharing arrangement. USX has advised us, however, of its position that a portion of the amount paid by us may not be properly credited against our obligations. This issue is currently being litigated in bankruptcy court. Although we believe that USX's position is without merit, there can be no assurance that this matter will be resolved in our favor. We and USX have similarly had several disagreements regarding the scope and actual application of USX's indemnification obligations. Our ability to obtain indemnification from USX in the future will depend on factors which may be beyond our control and may be subject to further litigation.

     Our used oil reclamation system has recently come under scrutiny by the Utah Division of Solid and Hazardous Waste, or UDSHW, and the U.S. Environmental Protection Agency for certain alleged violations of Utah's used oil regulations. These assertions are contained in a UDSHW letter addressed to us and supported by an attached EPA opinion letter addressed to UDSHW. In a separate assertion, the EPA has also indicated that we may be in violation of the Oil Pollution Act of 1990. We believe that our longstanding used oil reclamation process qualifies for pertinent regulatory exemptions and are vigorously contesting any asserted liability by either agency. On May 3, 2001, the State of Utah issued a Notice of Violation. Although total penalties were not specified, potential penalties could be significant. The State of Utah can impose civil penalties of up to $10,000 per day, and the federal government can impose penalties up to $27,500 per day if it is not satisfied with how the State of Utah has handled the matter. Moreover, the cost of corrective action would be material. If we are found liable for those violations and penalties are imposed, our financial condition, liquidity and profitability would suffer.

OTHER MATTERS

     In September 2000, Utah OSHA began an audit at the Company's plant, which has been completed. The Company has received a report, which includes various citations and seeks penalties aggregating $213,000. We have appealed the citations and are awaiting the hearing. Utah OSHA is also investigating the death of an employee that occurred in the blast furnace area when steel pellets were released into a rail car in which he was working. A final report and citation has been issued seeking penalties of $43,000. We have appealed the citation and are awaiting a hearing date.

EVENTS LEADING UP TO THE BANKRUPTCY FILING

     As a result of debt incurred primarily to finance our pre-bankruptcy modernization program, our balance sheet was highly leveraged in the spring of 1998, when the surge in imported steel products, discussed below, began. We had issued $325.0 million in senior notes primarily to finance our modernization and at September 30, 1998, had $60.8 million in outstanding borrowings under our existing line of credit, resulting in annual interest expense of approximately $42.5 million. In addition, at September 30, 1998, we had $56.9 million in redeemable preferred stock outstanding, with an additional $25.3 million in accrued and unpaid dividends. Our highly leveraged balance sheet limited our financial flexibility and made us vulnerable to market disruptions.

     Collapse of the U.S. Steel Market. In March 1998, we completed the modernization program we had begun in 1989. During the second fiscal quarter, which started before the modernization program was even complete, we set production records in virtually all areas. The second and third fiscal quarters of 1998 were both profitable.

     In addition to achieving relatively positive sales and production performance, in April 1998 we entered into an advantageous three-year contract with the union representing our employees. We had also embarked upon a streamlining process, whereby the number of administrative, executive, and managerial personnel were reduced without a corresponding decrease in efficiency.

     Historically, flat and coiled plate imports had represented approximately 16% to 25% of total U.S. consumption. Beginning in 1998, however, the U.S. steel industry experienced an unprecedented surge in imports. During the surge, up to 40% of domestic plate consumption was supplied by imports. Imports similarly increased in each of our other product lines, and significant unsold inventories were created. The surge in imports from various Asian, South American, and Eastern European countries was, at least partially, the result of depressed economies and reduced steel consumption in those regions, causing foreign steel producers to increase dramatically exports to the U.S. Many of these foreign producers sold products into the U.S. market at illegally dumped prices.

     While a previous import surge in 1996 primarily involved only flat plate, the 1998 surge included all of our products. As a result, during fiscal 1998 and early fiscal 1999, our product prices and order entry rates fell dramatically. From January 1, 1998 to February 1, 1999, overall price realization for plate, pipe, and coil declined by $94, $95, and $92 per ton, respectively. Even without the simultaneous reduction in volume, the peak decline in pricing alone would have resulted in an annualized margin loss of over $200 million. We were forced to reduce production by approximately 50%, resulting in margin losses, higher costs per ton, and production inefficiencies. During the year ended September 30, 1999, our total shipments were approximately 1.1 million tons, as compared to 2.0 million tons for the previous year. The combined impact of the pricing and volume declines resulted in a significant reduction in operating results and cash flows.

     The impact of the surge of cheap imports was felt not only by us, but by all U.S. steel producers, resulting in substantial financial losses. A number of other U.S. steel producers also filed for Chapter 11 bankruptcy protection.

     Operating Losses and Loss of Liquidity. As a consequence of record-high levels of low-priced steel imports and the resultant deteriorating market conditions, our overall price realization and shipments declined precipitously. We responded by significantly decreasing production and reducing costs. Nevertheless, due to high fixed costs, we were not able to decrease costs sufficiently to reflect the total amount of decreased production. As a consequence, we experienced significant negative cash flows.

     To preserve liquidity, we elected not to make a $9.0 million interest payment due in January 1999 under the terms of our 9.5% senior notes. Even so, by February 1, 1999, we had minimal cash and borrowing ability under our existing revolving credit facility. Consequently, we could not be assured that we would have sufficient working capital to continue operations. Without filing bankruptcy, we were prohibited by the terms of our senior indebtedness from pledging any of our fixed assets to obtain additional financing. To continue to finance our operations, we were thus forced to seek protection under Chapter 11. Subsequent to filing our petition on February 1, 1999, we were able to obtain from Congress Financial Corporation a debtor-in-possession revolving credit facility secured by, among other things, accounts receivable, inventory and substantially all our fixed assets. Because the Congress Financial revolving credit facility included our fixed assets in the borrowing base, it provided sufficient additional liquidity to allow us to continue operations. The Congress Financial revolving credit facility was paid off in full on the effective date of the bankruptcy plan with proceeds from the term loan.

POSTPONEMENT OF CAPITAL EXPENDITURES

     We have previously made significant capital expenditures to maintain and modernize facilities, increase manufacturing capacity, improve operating efficiencies, quality, and maintain environmental compliance. Nevertheless, our cash constraints dictated that significant capital projects be postponed. For example, our capital expenditures for the fiscal years 1999 and 2000 were $8.0 million and $13.0 million, respectively, compared to $47.7 million and $10.9 million in fiscal years 1997 and 1998, respectively. Deferral of these projects has had, and will continue to have, a negative effect on our operations and our ability to remain competitive. We will be required to expend significant additional amounts for capital maintenance and capital projects in future years, including for recently deferred projects. We do not know whether we will have access to the funds necessary to make these expenditures.

MAJOR EVENTS APPROVED BY THE BANKRUPTCY COURT

     Subsequent to the filing of the bankruptcy case on February 1, 1999, we were required to seek approval of the bankruptcy court for decisions regarding our continued operations. The following summarizes the major matters approved during the bankruptcy case.

     Retention Program. To encourage certain key employees to remain with us during the reorganization process and after emergence from bankruptcy, we proposed, and the bankruptcy court approved, a retention program. Under the retention program, five executives and 32 managers became entitled to emergence bonuses. Each executive and one manager received an emergence bonus of 50% of their annual salary, half of which was paid in cash subsequent to consummation of the bankruptcy plan and half of which was paid in our new common stock. Mr. Cannon's 50% bonus was paid entirely in our new common stock. A total of 228,863 shares of common stock were issued to the executives and one manager. The number of shares issued were determined based on the trading price of our common stock subsequent to the consummation of the reorganization plan. On the date the bankruptcy plan was consummated, all other participating managers received a cash emergence bonus of 25% of the manager's annual salary. In addition to an emergence bonus, each of the five executives were entitled to a severance payment equal to 50% of his annual salary if terminated other than for cause prior to substantial consummation of the bankruptcy plan and was entitled to 75% of his annual salary if terminated other than for cause within 90 days after substantial consummation of the bankruptcy plan (subject to a deduction equal to any amount paid as an emergence bonus).

     Sale of the Large Diameter Pipe Facility. At the outset of the bankruptcy case, we owned a large diameter pipe mill and related equipment located on our facilities in Vineyard, Utah. The pipe mill equipment had not been operated for many years. We had considered upgrading and restarting the pipe mill equipment. In light of our liquidity needs, we sold the pipe mill equipment in fiscal 1999 to Mitsubishi International Corporation for a purchase price of approximately $4.5 million.

     Sale of Keigley Quarry. At the outset of the bankruptcy case, we owned a limestone quarry known as the Keigley quarry from which we obtained limestone for iron making. Due to liquidity needs, we elected to sell the quarry for $10.0 million. Concurrent with the sale of the quarry, we entered into a long-term purchase agreement with the buyer to purchase the necessary quantities of limestone for our operations.

     Rejection of Cupola Lease. Pursuant to a Facility and Site Lease dated May 18, 1995, with GATX Capital Corporation, referred to as the Cupola Lease, we leased a plasma-fired cupola facility. The cupola was intended to supplement our blast furnaces by producing liquid iron through melting scrap metal or other metallic inputs. We were unable to develop a cost-effective means of incorporating the cupola into our operations. In an effort to reduce expenses, we elected to reject the Cupola Lease. Prior to the rejection of the Cupola Lease, GATX filed a proof of claim in the amount of nearly $44 million, which represented the gross or undiscounted unpaid rental obligations and other expenses through the remaining seven years of the Cupola Lease. GATX subsequently filed an amended claim and motion seeking to compel payment and for an administrative claim in the amount of approximately $7.2 million and an unsecured claim in the amount of approximately $30 million. On August 22, and 23, 2000, the bankruptcy court determined that, even if GATX had an administrative claim, it had been paid in full and that GATX's allowed unsecured claim is approximately $24.2 million. GATX appealed the bankruptcy court's ruling to the federal district court and the District Court affirmed the bankruptcy court's ruling on the matters appealed and remanded the matter for further proceedings. GATX could, after further proceedings, appeal again. See "Legal Proceedings" below for a more detailed discussion of this claim.

     Pre-bankruptcy Contracts and Leases. The bankruptcy court approved the assumption or rejection of a number of contracts and leases. Leases which we elected to continue pursuant to the bankruptcy plan include:

     -- a lease with Hewlett-Packard Company for various computer equipment;

     -- a lease with Mellon U.S. Leasing for various mobile equipment;

     -- a lease with Finova Capital Corp. for the 126-inch cut to length line;

     -- a retention pond leased from the State of Utah; and

     -- various leases for miscellaneous equipment.

     Post Petition Contracts and Leases. The bankruptcy court approved our post-petition contracts with the following parties:

     -- Congress Financial (debtor-in-possession financing);

     -- AFCO Insurance Financing (secured post-petition insurance premium financing, 1999 and 2000);

     -- Scottish Power plc (secured purchase money post-petition financing of Geneva Steel Company's purchase of substation equipment);

     -- Duke Energy Trading and Marketing (new master natural gas sales and purchase agreement and release of claims under former agreement);

     -- Mitsubishi International Corporation (sale of large diameter pipe mill, amendments to purchase agreement, and compromise of dispute);

     -- Oldcastle, Inc. (sale of Keigley quarry property);

     -- Vineyard Management Company, Utah Clean Coal Management Company, Air
        Products and Chemicals, Inc., Centerior Power Enterprises, Inc., and First Energy Corp. (consent and transfer agreement related to CPICOR Management); and

     -- Citicorp USA, Inc., and/or its subsidiaries or affiliates (payment of expenses and fees in connection with proposed exit financing).

     The bankruptcy plan did not modify these contracts.

PROPERTIES

     Our properties consist primarily of an approximately 1,400-acre site near Provo, Utah on which the steel mill and related facilities are located and our iron ore mines in southern Utah. We also lease a retention pond, contiguous to our steel mill, from the State of Utah, under a lease which will expire in 2016. The retention pond is a significant part of our water pollution control facilities. Although our facilities are generally suitable to our needs, we believe that such facilities will continue to require future improvements and additional modernization projects in order to remain competitive.

LEGAL PROCEEDINGS

     Pursuant to the cupola lease with GATX, we leased a plasma-fired cupola facility. The cupola was intended to supplement our blast furnaces by producing liquid iron through melting scrap metal or other metallic inputs. We were unable to develop a cost-effective means of incorporating the cupola into our operations. In an effort to reduce expenses, we elected to reject the cupola lease as part of our bankruptcy case. Prior to the rejection of the cupola lease, GATX filed a proof of claim in the bankruptcy case in the amount of nearly $44.0 million, which represents the gross or undiscounted unpaid rental obligations and other expenses through the remaining seven years of the cupola lease. GATX also filed an amended claim and motion seeking to compel payment and for an administrative claim in the amount of approximately $7.2 million and an unsecured claim in the amount of approximately $30.0 million. On August 22 and 23, 2000, the bankruptcy court determined that, even if GATX had an administrative claim, that claim has been paid in full through a post-bankruptcy draw on an $8.4 million letter of credit by GATX and that GATX's allowed unsecured claim is approximately $24.2 million. GATX appealed the bankruptcy court's decision as to its $7.2 million administrative expense claim to the United States District Court for the District of Utah and requested, as relief on appeal, allowance of the full $7.2 million as an administrative expense claim in the bankruptcy case pursuant to Section 365(d)(10) of the Bankruptcy Code. On appeal before the United States District Court for the District of Utah, the court affirmed the bankruptcy court's denial of GATX's $7.2 million administrative expense claim and reversed the bankruptcy court's allowance of a $450,000 general unsecured claim to GATX based upon estimated costs of disposition of the equipment. The district court remanded the matter to the bankruptcy court for further proceedings. Once the bankruptcy court proceedings have concluded, GATX may initiate further appeals. If allowed on appeal, and after final resolution of any further appeals and proceedings, the $7.2 million administrative expense claim of GATX would be payable in full in cash. The remaining unsecured non-priority claims of GATX are payable only in shares of our stock.

     Our used oil reclamation system has recently come under scrutiny by the Utah Division of Solid and Hazardous Waste, or UDSHW, and the U.S. Environmental Protection Agency for certain alleged violations of Utah's used oil regulations. These assertions are contained in a UDSHW letter addressed to us supported by an attached EPA opinion letter addressed to UDSHW. In a separate assertion, the EPA has also indicated that we may be in violation of the Oil Pollution Act of 1990. We believe that our longstanding used oil reclamation process qualifies for pertinent regulatory exemptions and intend to vigorously contest any asserted liability by either agency. The State of Utah has issued a Notice of Violation dated May 3, 2001. Total requested penalties are not specified. Potential penalties could be significant. The State of Utah can impose civil penalties of up to $10,000 per day, and the federal government can impose penalties up to $27,500 per day if it is not satisfied with the State's handling of the matter. Moreover, the cost of corrective action would be material. If we are found liable for these violations and penalties are imposed, our financial condition, liquidity and profitability would suffer.

     We are also a party to routine legal proceedings incidental to our business. In the opinion of management, after consultation with legal counsel, none of the proceedings to which we are currently a party, other than those related to the bankruptcy proceeding, are expected to have a material adverse effect on our financial condition or results of operation.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     The following table below sets forth information regarding our executive officers, key employees and directors as of the date of this prospectus.

NAME                                         AGE                    POSITION
----                                         ---                    --------
Joseph A. Cannon...........................  51    Chairman of the Board
Ken C. Johnsen.............................  42    Chief Executive Officer, President,
                                                   Secretary, and Director
Stephen M. Bunker..........................  43    Vice-President of Finance and Treasurer
Timothy R. Clark...........................  36    Vice-President of Operations and Customer
                                                   Services, Geneva Steel, LLC
Carl E. Ramnitz............................  54    Vice-President of Human Resources, Geneva
                                                   Steel, LLC
Murray Drabkin.............................  72    Director
Albert Fried, Jr...........................  71    Director
John T. LaMacchia..........................  59    Director
Frank T. MacInnis..........................  54    Director
Donald R. Shepherd.........................  64    Director
R. J. Shopf................................  66    Director
A. Stanley West............................  64    Director
Michael T. Yonker..........................  57    Director

     The following sets forth the background of each of our executive officers and directors, including the principal occupation of those individuals for the past five years:

     Joseph A. Cannon has been a director since inception in February 1987, and has served as Chairman of the Board of Directors from March 1987 to the present. Mr. Cannon served as President from July 1987 to May 1991 and as Chief Executive Officer from July 1987 to July 1991. Following an absence from July 1991 to October 1992, Mr. Cannon returned to us as Chief Executive Officer and President and served in such capacity until April 2001. From February 1985 to September 1987, Mr. Cannon was engaged in the private practice of law with Pillsbury, Madison & Sutro in its Washington, D.C. office, specializing in environmental law. From May 1981 to February 1985, he was employed in various capacities by and became Assistant Administrator of the Environmental Protection Agency. As Assistant Administrator, Mr. Cannon was responsible for the development, implementation and enforcement of federal air quality and radiation regulations throughout the United States. Mr. Cannon currently serves as a director of the American Iron and Steel Institute ("AISI") and as a member of the North American Steel Council. AISI is the premier industry association for steel companies in the United States, Canada and Mexico. He also serves on AISI's policy and planning committee.

     Ken C. Johnsen has been our Chief Executive Officer and President since April 2001, was our Executive Vice-President and General Counsel from November 1997 until April 2001, and has served as Secretary since February 1992. He became a director in February 1998. He served as Vice-President and General Counsel from November 1991 to November 1997 and as Manager of Special Projects from February 1991 through October 1991. From 1986 to 1991, Mr. Johnsen was engaged in the private practice of law with Parr Waddoups Brown Gee & Loveless, specializing in corporate counseling and civil litigation. Mr. Johnsen is currently a member of the board of directors of Joy Global, Inc., a diversified manufacturing and mining company. Mr. Johnsen received his law degree from Yale Law School and a B.A. degree in finance from Utah State University. Mr. Johnsen serves on several AISI committees.

     Stephen M. Bunker has been Vice-President of Finance and Treasurer since July 2001 and was Controller from September 1990 to June 2001. Before joining us, Mr. Bunker was employed by Arthur Andersen & Co. as a certified public accountant from 1984 through 1990. Mr. Bunker has an M.S. and a B.S. in accounting from Brigham Young University. Mr. Bunker is a member of the AICPA and the Utah Association of Certified Public Accountants.

     Timothy R. Clark has been Vice-President of Operations and Customer Service since April 1999. He has been employed by us since 1993 in several positions, including Vice-President of Manufacturing, Project Manager of Plate Finishing and Shipping, Director of Corporate Communications, Director of Delta Project and Assistant to the President. Mr. Clark obtained a B.A. from Brigham Young University, an M.A. from the University of Utah and a Ph.D. from Oxford University.

     Carl E. Ramnitz has been Vice-President of Human Resources since October 1988 and was Vice-President of Human Resources and Public Affairs from September 1987 to September 1988. Prior to joining us, he was employed by USX Corporation for 18 years in various employment and labor related capacities, most recently as Manager of Employee Relations for the Geneva Steel plant before it was acquired by us and for USX Corporation's Pittsburgh, California, steel plant. Mr. Ramnitz serves on the AISI labor policy committee.

     Murray Drabkin is a nationally-known lawyer with extensive experience in both business and government. He has served as counsel to the Committee on the Judiciary of the United States House of Representatives, as an advisor to state and local governments on fiscal matters, and as Special Assistant to Mayor John
V. Lindsay of New York in charge of the City's federal programs. Mr. Drabkin's law practice has dealt primarily with corporate financial matters. Mr. Drabkin has served on several boards of directors, including a national hotel chain and various philanthropic organizations. Mr. Drabkin is a graduate of the Harvard Law School and Hamilton College. He currently serves as President of the Harvard Club of Washington, D.C. He served as a Lieutenant Commander in the United States Navy.

     Albert Fried, Jr. has been a Managing Member of Albert Fried & Company, LLC and Buttonwood Specialists, LLC (name change in 1992) for the last 38 years and is a member of the New York Stock Exchange, Inc. Mr. Fried was Chairman of the Board of Portec, Inc. a New York Stock Exchange listed Company from October 1989 to June 1998. He has been a director of EMCOR Group, Inc., a New York Stock Exchange listed company since December 1994. Mr. Fried is a Trustee of The New York Racing Association, Inc., appointed by Governor George E. Pataki; President and Trustee of The Fried Foundation, Co-Founder, Director and Past President of The Charles A. and Anne Morrow Lindbergh Fund, Co-Founder and Chairman of The Centurion Foundation, Director of The Trooper Foundation -- State of New York, and a Director of The Advisory Council of the Johnson Graduate School of Management at Cornell University. Mr. Fried graduated from Cornell University with a Bachelor of Arts in finance in June 1952 and Cornell Graduate School of Business and Public Administration with a Masters in Business Administration in June 1953. He served as a Captain in the U.S. Air Force.

     John T. LaMacchia retired as President and Chief Executive Officer of Cincinnati Bell Inc. in February 1999, after 33 years in the telecommunications industry. In December 1998, just prior to his retirement, he split Cincinnati Bell into two NYSE companies: Convergys and Broadwing (name change in 1999). From May 1999 to May 2000, as President, Chief Executive Officer, and a director of CellNet Data Systems, he led the company through a financial restructuring and sale to Schlumberger in a Chapter 11 bankruptcy proceeding. He is currently a member of the board of directors of The Kroger Company (food retailing) and Burlington Resources (gas and oil exploration and production), all NYSE-listed companies. Mr. LaMacchia graduated from Catholic University with a bachelor's degree in Electrical Engineering in 1963, with a Ph.D. degree in Physics in 1966. He also obtained a J.D. degree from the Indiana University School of Law in 1976. Mr. LaMacchia is a Trustee of the University of Cincinnati Foundation.

     Frank T. MacInnis is the Chairman and Chief Executive Officer of EMCOR Group, Inc. and has more than 25 years of experience in the international construction and facility management industry. Mr. MacInnis is a graduate of the University of Alberta Law School. His law practice included specialties in construction and hospital law. In 1975 Mr. MacInnis began his construction career in Tehran, Iran as an officer of Paris-based Spie Batignolles S.A. The following years included postings and construction projects in such diverse locations as Baghdad, Bangkok, the United Arab Emirates, and London, England. In 1981 he was named Chairman and Chief Executive Officer of H.C. Price Construction, a continent-wide builder of large diameter oil and gas pipelines. He participated in the construction of several premier oil and gas development projects. During this period, he founded a pioneering company in the new field of horizontal directional drilling. He later served as the Chairman of Comstock Group, Inc., a New York-based construction group, then joined JWP, Inc. in early 1994 and successfully managed its reorganization and emergence from Chapter 11. EMCOR Group, Inc., is the successor company to JWP, and one of the world's largest electrical and mechanical constructors and facilities services providers. Mr. MacInnis also serves as a member of the board of directors of The Williams Companies, The Greater New York Chapter of the March of Dimes and Withit.com.

     Donald R. Shepherd graduated from the University of Michigan in 1958 with a B.B.A. degree. He spent the next 37 years in the investment management business until retirement in 1995. From 1972 to 1995, he worked at Loomis, Sayles & Company where he was CEO and Chief Investment Officer (1990-1995) and Chairman (1992-1995). Mr. Shepherd is also a director of Advantica Restaurant Group and HVIDE Marine Corp. During the last five years, he has served on the boards of Scripps Research Institute, San Diego Hospice and Rancho Coastal Humane Society and has served on numerous advisory committees at the University of Michigan.

     R.J. Shopf has been a director since September 1989 and served as an independent advisor to us from March 1988 to September 1989. Since January 2000, Mr. Shopf has served as Chairman of the Board, Senior Vice-President and Chief Restructuring Officer of The Babcock & Wilcox Company, a wholly-owned subsidiary of McDermott International, Inc., a NYSE-listed company. Mr. Shopf was a director of Qualitech Steel from August 1999 through November 2000. He is also the President of Southwest Business Associates, a consulting company (a position which he previously held from 1984 to February 1988, and from January 1989 to October 1992). Mr. Shopf served as President and Chief Executive Officer of Pioneer Chlor Alkali, Inc. ("Pioneer") from August 1993 until August 1994 and as President of Imperial West Chemical Company, an affiliate of Pioneer, from January 1992 until August 1994, and as President of All Pure Chemical Company, also an affiliate of Pioneer, from October 1992 until August 1994. Mr. Shopf obtained an M.B.A. degree from the Harvard Graduate School of Business Administration in 1959 and a B.S. degree from Massachusetts Institute of Technology in 1956.

     A. Stanley West is a 41-year veteran of the iron and steel industries. Mr. West joined Cleveland Cliffs in 1967 as Director of Information Systems following nine years experience with U.S. Steel in its Pittsburgh Steelmaking operations. He was named Manager of project Development in 1978; Vice-President of Project Development in 1983; Senior Vice-President of Sales in 1986 and Senior Vice-President of Sales and Commercial Planning in 1998. He earned his bachelor of science degree with honors at West Virginia University, attended the Graduate School of Business at the University of Pittsburgh and earned his master's degree in business administration from Case Western Reserve University in Cleveland. He is a member of the AISI, American Iron Ore Association and the Iron and Steel Society of the America Institute of Metallurgical Engineers. He served as an officer in U.S. Army.

     Michael T. Yonker retired as president and CEO of Portec Rail Products, Inc. in 1998. Mr. Yonker led Portec successfully through a turn around, resulting in improved operations and ultimately the sale of the business. From 1982 to 1989, Mr. Yonker served as Vice-President of Drive Division, an LBO company formed by FMC's Power Transmission Group. During the period 1971-1981, Mr. Yonker served in different management capacities with FMC Corporation. He is currently a member of the board of directors of Modine Manufacturing Company (parts manufacturer for automotive and industrial markets) and Woodward Governor Company (fuel control systems). Mr. Yonker received B.S. and M.S. degrees in mechanical engineering from Michigan State University and Stanford University, respectively. In 1971, he received his M.B.A. from the Harvard Business School.

BOARD OF DIRECTORS

     Our business is managed under the direction of our board of directors. Our board of directors is comprised of 10 directors, including the chairman of our board. Our certificate of incorporation provides that our board of directors shall be divided into three staggered classes.

     Messrs. Shopf, MacInnis and Drabkin are our Class I directors. Our Class I directors will serve as directors for an initial period terminating on the date of the first annual shareholder meeting that is held at least one year after the effective date (January 3, 2001) of our plan of reorganization, when at such time the Class I directors are subject to election for a term of three years.

     Messrs. Johnsen, Fried, West and LaMacchia are our Class II directors. Our Class II directors will serve as directors for an initial period terminating on the date of the second annual shareholder meeting that is held at least two years after the effective date of our plan of reorganization, when at such time the Class II directors are subject to election for a term of three years.

     Messrs. Cannon, Shepherd and Yonker are our Class III directors. Our Class III directors will serve as directors for an initial period terminating on the date of the third annual shareholder meeting that is held at least three years after the effective date of our plan of reorganization, when at such time the Class III directors are subject to election for a term of three years.

     This classification of our board of directors may have the effect of delaying or preventing a change in control or management.

BOARD COMMITTEES

     The board of directors has established an audit committee, compensation committee and corporate governance committee.

     The corporate governance committee has the authority to evaluate the performance of our chief executive officer and make recommendations to our board of directors with resect thereto, establish the compensation of our non-employee directors, nominate directors and determine the composition of board committees. This committee currently consists of Messrs. Fried, MacInnis, Drabkin and LaMacchia.

     The audit committee provides assistance to the board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices, and reviews the annual financial statements, the selection and work of our independent auditors, the scope of the annual audits, the fees to be paid to the auditors and the adequacy of internal controls for compliance with corporate policies and directives. This committee currently consists of Messrs. LaMacchia, Yonker, Shepherd and Shopf.

     The compensation committee reviews general programs of compensation and benefits for all employees and makes recommendations to our board of directors concerning executive officer compensation. This committee currently consists of Messrs. Yonker, Drabkin, MacInnis, and Shepherd.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Yonker, Drabkin, MacInnis, and Shepherd, each of whom is a member of our board of directors, are members of the board's compensation committee. No executive officer of ours serves as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

                             EXECUTIVE COMPENSATION

     The compensation of Joseph A. Cannon, our Chief Executive Officer until April 2001, the four other most highly paid executive officers serving at September 30, 2000, and one additional individual who was not an executive officer at that date is discussed in the following tables. The identified positions reflect the titles held by the individuals in our predecessor. Each also holds the same position with us, except Mr. Cannon, who is no longer our Chief Executive Officer and President, Mr. Johnsen, who is now our Chief Executive Officer and President, Mr. Ramnitz, who now serves as the Vice-President of Human Resources of our subsidiary Geneva Steel, LLC, Mr. Clark, who now serves as the Vice-President of Customer Service of our subsidiary Geneva Steel, LLC, and Messrs. Brown and Wanlass, each of whom is no longer an employee. We refer to these executive officers in this prospectus as the "named executive officers."

SUMMARY COMPENSATION TABLE

     The following table sets forth, for the fiscal years ended September 30, 2000, 1999 and 1998, the compensation paid to the named executive officers.

                                                                                     LONG TERM COMPENSATION
                                                                       --------------------------------------------------
                                                                                AWARDS             PAYOUTS
                                          ANNUAL COMPENSATION          -------------------------   -------
                                    --------------------------------   RESTRICTED    SECURITIES
                                                        OTHER ANNUAL     STOCK       UNDERLYING     LTIP      ALL OTHER
                                     SALARY    BONUS    COMPENSATION    AWARD(S)    OPTIONS/SARS   PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR    ($)(1)    ($)(2)      (1)($)        ($)(3)         (#)          ($)        ($)(4)
---------------------------  ----   --------   ------   ------------   ----------   ------------   -------   ------------
Joseph A. Cannon(5).......   2000   $487,708   39,438     $    --          $--             --        --        $17,096
  Chief Executive            1999    482,748       --      13,292          --              --        --         19,563
  Officer                    1998    487,724   44,201      12,430          --          68,771        --         17,980
Ken C. Johnsen(5).........   2000    275,002   22,240          --          --              --        --         16,930
  Executive                  1999    271,076       --       8,859          --              --        --         19,453
  Vice-President,            1998    275,010   24,455       9,073          --          31,589        --         16,724
  Secretary and General
  Counsel
Dennis L. Wanlass(6)......   2000    196,274   15,871          --          --              --        --         17,939
  Vice-President,            1999    194,505       --       7,122          --              --        --         18,716
  Treasurer and Chief        1998    196,275   17,788       5,757          --          29,267        --         17,837
  Financial Officer
Carl E. Ramnitz...........   2000    173,836   14,062          --          --              --        --         18,162
  Vice-President of          1999    172,073       --       3,466          --              --        --         16,850
  Human Resources            1998    173,838   15,615         474          --          22,383        --         20,391
Timothy R. Clark..........   2000    140,010   11,323          --          --              --        --         11,874
  Vice-President of          1999    137,598       --          --          --              --        --         12,493
  Operations and             1998    140,005   12,559          --          --          22,000        --         13,228
  Customer Service
Birchel S. Brown(7).......   2000    320,628   11,949      25,732                          --        --         15,106
  Vice-President of          1999     21,497       --          --          --              --        --          1,822
  Operations                 1998         --       --          --          --              --        --             --

---------------
(1) Includes compensation deferred or accrued at the election of the Named Executive Officer under our Management Employee Savings and Pension Plan, or "Management Plan".

(2) Represents payments under our Performance Dividend Plan in such years. Amounts for fiscal years 2000 and 1998 represent only Performance Dividend Payments payable to all management and union employees based upon our volume of product shipments. No discretionary bonuses were paid.

(3) None of the named executive officers received any restricted stock awards during the three years presented, nor did any of them hold any such stock as of September 30, 2000.

(4) Includes contributions made pursuant to our Management Plan and the dollar value of premiums paid by us pursuant to our split dollar life insurance plan. For fiscal year 2000, such amounts were as follows: Joseph A. Cannon, $13,185 Company contributions, $3,281 insurance premiums; Ken C. Johnsen, $14,800 Company contributions, $2,130 insurance premiums; Dennis L. Wanlass, $14,789 Company contributions, $3,150 insurance premiums; Carl E. Ramnitz, $14,550 Company contributions, $3,612 insurance premiums and Timothy R. Clark, $11,874 Company contributions.

(5) On April 19, 2001, Mr. Johnsen was appointed Chief Executive Officer of the Company to replace Mr. Cannon, who resigned as Chief Executive Officer on such date.

(6) On July 6, 2001, Mr. Bunker was appointed Vice-President of Finance and Treasurer of the Company to replace Mr. Wanlass, who resigned from the Company on such date.

(7) Mr. Brown was not an officer at September 30, 2000. The compensation reflected for the year ended September 30, 2000, includes a severance payment in the amount of $155,000.

  Option Grants in Last Fiscal Year

     We made no grants of stock options or stock appreciation rights to the named executive officers during the fiscal year ended September 30, 2000.

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values

     The following table sets forth information with respect to the exercise of options to acquire shares of our Class A Common Stock by the named executive officers during the fiscal year ended September 30, 2000, as well as the aggregate number and value of unexercised options held by the named executive officers on September 30, 2000. On the effectiveness of the reorganization plan on January 3, 2001, all rights in these options were extinguished.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                           NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED            IN-THE-MONEY
                             SHARES                            OPTIONS/SARS                 OPTIONS/SARS
                           ACQUIRED ON       VALUE             AT FY END(#)                 AT FY END($)
NAME                       EXERCISE(#)    REALIZED($)    EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                       -----------    -----------    -------------------------    -------------------------
Joseph A. Cannon.........      --             $0              141,600/51,171                    $ 0/$0
Ken C. Johnsen...........      --              0              125,200/23,389                      0/0
Dennis L. Wanlass........      --              0               83,000/19,627                      0/0
Carl E. Ramnitz..........      --              0               63,400/16,483                      0/0
Timothy R. Clark.........      --              0               44,000/500                         0/0

  Executive Compensation

     As part of the plan of reorganization, the bankruptcy court approved a management incentive compensation program pursuant to which management was granted options to acquire common stock equal to 5% of the fully diluted equity of us. Of this percentage, Joseph A. Cannon received options to acquire 1.9% of the fully diluted equity; Ken C. Johnsen, 1.4%; Timothy R. Clark, .6%; Carl E. Ramnitz, .4%; Dennis Wanlass, .4%; and Marcus Phillips, .3%. These options vest 25% on grant and 25% on the first, second, and third anniversaries of the date of grant. The options have a term of 10 years from the date on which they vest. The exercise price of $2.04 per share was determined based on the lower of the initial trading price of the common stock subsequent to the effective date or $15.43 per share. Upon his resignation, the unvested options held by Dennis Wanlass were terminated.

     The named executive officers who continued their employment through the consummation of the reorganization plan, Messrs. Cannon, Johnsen, Wanlass, Ramnitz, and Clark, earned an emergence bonus equal to 50% of their annual base salary. This bonus was paid 50% in cash and 50% in shares of common stock, except for Mr. Cannon, who received all of his bonus in shares of common stock. The number of shares of common stock delivered to each of the foregoing was determined based on the average closing trading price for the common stock during the 30 days subsequent to the consummation of the reorganization plan, as reported by Nasdaq, which was $2.04.

  Employment Agreement

     On May 1, 2001, we entered into an employment agreement with Ken C. Johnsen pursuant to which Mr. Johnsen will serve as our President and Chief Executive Officer. Mr. Johnsen will receive an annual base salary of $385,000, which will be reviewed each year by our board of directors. Mr. Johnsen is entitled to continue to receive the benefits, fringe benefits and perquisites we provided to him prior to his entering into this agreement and those offered to our nonunion employees. In addition, we must pay or reimburse Mr. Johnsen for the ordinary and necessary expenses incurred by him in the performance of his duties for us.

     The employment agreement with Mr. Johnsen is for a term of three years and will automatically renew for successive one year terms unless either party provides written notice of termination at least 90 days prior to the end of the second anniversary of the employment agreement and each anniversary thereafter. Mr. Johnsen's employment may be terminated for cause prior to the expiration of his employment agreement if (a) he fails to substantially perform his duties, commits gross or willful misconduct or performs his duties negligently and such conduct is not cured within 10 days after we provide notice to him thereof; (b) he is convicted of a felony; or (c) he materially breaches covenants relating to confidentiality and intellectual property. Mr. Johnsen may terminate his employment at any time by providing us with 60 days notice. If Mr. Johnsen's employment is terminated for cause or if Mr. Johnsen terminates his employment with us without good reason he will not receive severance. In either case, we will pay Mr. Johnsen for his accrued vacation, accrued but unpaid salary, any accrued but unpaid bonus from a preceding year and unreimbursed expenses that are properly reimbursable. Mr. Johnsen will also receive any benefits generally available for nonunion employees upon termination under similar circumstances.

     Mr. Johnsen's employment may be terminated if he suffers a physical or mental incapacity that renders him unable to competently perform his duties for a period of 90 or more consecutive days during any six month period. If Mr. Johnsen's employment is terminated under such circumstances, he shall be entitled to a pro rata portion of any annual bonus that would have been payable with respect to the year in which the disability or death occurred. We will pay Mr. Johnsen for his accrued vacation, accrued but unpaid salary, any accrued but unpaid bonus from a preceding year and unreimbursed expenses that are properly reimbursable. Mr. Johnsen will also receive any benefits generally available for nonunion employees upon termination under similar circumstances.

     We may terminate Mr. Johnsen's employment without cause by providing 10 days notice. Mr. Johnsen may terminate his employment for good reason by providing us with 60 days notice. If we terminate Mr. Johnsen's employment without cause or if Mr. Johnsen terminates his employment for good reason, we are required to pay to him one and one-half times his base salary and any accrued but unpaid production dividend or other bonus. In addition, we will pay Mr. Johnsen for his accrued vacation, accrued but unpaid salary, any accrued but unpaid bonus from a preceding year and unreimbursed expenses that are properly reimbursable. Mr. Johnsen will also receive any benefits generally available for nonunion employees upon termination under similar circumstances and he will continue to participate in our group medical plan for 18 months or if his participation is not permitted, we will pay his COBRA premiums for 18 months.

     Throughout Mr. Johnsen's employment with us and thereafter, Mr. Johnsen has agreed to keep secret all of our non-public information, matters and materials and adhere to all of our policies with regard to intellectual property.

  Other Compensation Agreements

     If the employment of Joseph A. Cannon is terminated for other than cause on or prior to February 6, 2002, or we have a change in control, the stock options granted to Mr. Cannon shall vest immediately. In addition, Mr. Cannon shall receive a cash payment equal to one year's salary and shall continue to receive all employee benefits for a period of two years from the date of termination. However, the benefits may be reduced to the extent the terminated individual obtains new employment which provides such benefits. All of our officers shall be eligible to participate in the existing severance program for non-union employees, provided that such severance benefits would be reduced by the benefits received under another severance benefit provided by us.

  Directors Compensation

     Directors who are not employees are paid a director's fee of $40,000 per year for serving on the board of directors, $2,000 per year for serving as chairman of any committee, $1,000 for each Board meeting attended, $750 for each telephonic board meeting, and $500 for each committee meeting attended. Directors may also be compensated for other services rendered to us. In addition, non-employee directors are eligible to participate in our stock option plan for non-employee directors. All directors are also reimbursed by us for travel and related expenses incurred in attending all board and committee meetings. See below for a description of the non-employee directors stock option plan adopted by our board of directors effective as of February 21, 2001.


  Option Plans and Non-Plan Option Issuances


     Below is a brief description of the two option plans currently provided by us.

     Stock Option Plan for Non-Employee Directors. Our stock option plan for non-employee directors, which provides for the grant of non-qualified stock options, became effective as of February 21, 2001. A total of 200,000 shares of common stock have been reserved for issuance under the plan, none of which remain available for future grants. Options granted under the plan have an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our corporate governance committee, and will expire 10 years from the date of grant. All options were issued and priced at fair market value at the time of grant. The options vested immediately on the date of grant and are transferable under certain conditions. If a non-employee director dies or incurs a disability while a member of the board of directors or thereafter, the non-employee director or his personal representative or beneficiary shall be entitled to exercise the option at any time during the remainder of the term of the option.

     The stock option plan is administered by our corporate governance committee, which is authorized to construe and interpret the terms of the plan, to determine which, if any of the non-employee directors will receive a grant of options, to determine the number of options to be granted and the terms and conditions of any such grant, and to establish, amend or rescind any rules and regulations relating to the administration of the plan and any agreement evidencing a grant. The board of directors may terminate the stock option plan at any time.

     In the event that the shares subject to this stock option plan are changed into or exchanged for a different number or type of securities as the result of a merger, reorganization, consolidation, sale of substantially all assets, recapitalization, stock dividend, stock split, spin-off, split-off, distribution of assets or other change in corporate structure affecting the common stock, an equitable substitution or adjustment shall be made by the committee in order to provide the option holders with an equivalent interest.

     2001 Stock Option Plan. The 2001 Stock Option Plan was adopted under the Third Amended Plan of Reorganization of Geneva Steel Company and became effective on January 3, 2001. A total of 418,349 shares of common stock have been reserved for issuance under the plan. The sole participants under the 2001 Stock Option Plan are Joseph A. Cannon, Ken C. Johnsen, Tim Clark, Carl E. Ramnitz, Dennis Wanlass and Marcus Philips. Each option granted under the plan are non-qualified stock options with an exercise price of $2.0359 per share and will expire 10 years from the date on which the option vests. The options vest over a period of three years from the date of grant. Twenty-five percent of the options granted vested on the date of grant and an additional 25% will vest on each of the first three anniversary dates of the date of grant. Options may vest immediately under certain circumstances including the death or disability of the optionee, termination of the optionee's employment for other than cause or a change in control. Options are transferable under certain conditions. Following the termination of an optionee's employment with us, each stock option will continue to be exercisable to the extent provided in the optionee's option agreement.

     The 2001 Stock Option Plan is administered by our compensation committee, which is comprised of two or more directors who are not employed by us or any of our affiliates or subsidiaries. The committee is authorized to interpret the terms of the plan, to grant options to the eligible participants, to adopt, alter or repeal rules and regulations relating to the administration of the plan and to otherwise supervise the administration of the plan.

     In the event that the shares subject to this stock option plan are changed into or exchanged for a different number or type of securities as the result of a merger, reorganization, consolidation, sale of substantially all assets, recapitalization, stock dividend, stock split, spin-off, split-off, distribution of assets or other change in corporate structure affecting the common stock, an equitable substitution or adjustment shall be made by the Committee in order to provide the option holders with an equivalent interest.


     Non-Plan Option Issuances



     In connection with the realignment of management responsibilities during April 2001, Ken C. Johnsen was appointed as our chief executive officer and president. In consideration of the realignment of responsibilities, the board of directors, on May 22, 2001, granted to Mr. Johnsen non-qualified options to purchase 80,000 shares of our common stock. Pursuant to Mr. Johnsen's option agreement all options are immediately exercisable. Of the 80,000 options granted to Mr. Johnsen, 40,000 options may be exercised at $1.16 per share and expire on May 22, 2011. The other 40,000 options may be exercised at $2.32 per share and expire on May 22, 2011 unless the closing price of our common stock fails to close above $2.32 for (a) at least five consecutive trading days or (b) five trading days out of ten consecutive trading days, in each case during the period of June 30, 2001 through May 22, 2006. If either target trading price is not met during this period, the grant of 40,000 options exercisable at $2.32 per share shall expire on May 22, 2006. All 80,000 options granted to Mr. Johnsen are transferable under certain conditions. In addition to the option agreement, the terms and conditions of this issuance is governed by the board of directors. In the event that the shares subject to this option grant are changed into or exchanged for a different number or type of securities as the result of a merger, reorganization, consolidation, sale of substantially all assets, recapitalization, stock dividend, stock split, spin-off, split-off, distribution of assets or other change in corporate structure affecting the common stock, an equitable substitution or adjustment shall be made by the board of directors in order to provide Mr. Johnsen with an equivalent interest.



     In connection with Mr. Bunker's appointment as our vice-president of finance and treasurer on July 6, 2001, the board of directors, on August 14, 2001, granted to Mr. Bunker non-qualified options to purchase 25,000 shares of our common stock. Pursuant to Mr. Bunker's option agreement, each option may be exercised at $0.62 per share and expires 10 years from the date on which the option vests. The options vest over a period of three years from the date of grant. Twenty-five percent of the options granted vested on the date of grant and an additional 25% will vest on each of the first three anniversary dates of the date of grant. Options may vest immediately under certain circumstances including the death or disability of Mr. Bunker, termination of Mr. Bunker's employment for other than cause or a change in control. Options are transferable under certain conditions. Following the termination of Mr. Bunker's employment with us, each stock option will continue to be exercisable to the extent provided in Mr. Bunker's option agreement.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


     Albert Fried & Company, LLC is a participant in a portion of the term loan to us in the principal amount of $9,842,105. In connection with the financing, Fried was entitled to receive $1,400,860 worth of our common stock. Of this amount, $885,790 was paid by the issuance to Fried of 435,085 shares of our common stock. The remaining $515,070 will be paid by the issuance of common stock on the fourth anniversary of the loan closing, the number of shares to be determined using the average closing price for the 30 days of trading immediately prior to the fourth anniversary. In connection with this financing, Fried also received an option to acquire our Williams Farm property, which consists of approximately 76 acres located near our Vineyard facilities. The option price was $1 million and can be exercised subsequent to one year after the loan and closing and prior to December 1, 2006. We believe the fair market value of this property to be between $3.4 and $5.4 million. Following the effective date of this registration statement, the option price will be reduced to reflect a decline in the value of our stock issued to Fried in partial consideration for the loan since the originally-anticipated time of registration. Fried beneficially owns approximately 20.5% of our issued and outstanding common stock as of the date of this prospectus. Albert Fried, who controls Albert Fried & Company, is a member of our board of directors.



     Fried also provided a short-term loan to us in the amount of $3.5 million pursuant to an agreement dated December 22, 2000. The proceeds of this loan were used to meet necessary operating expenses of ours prior to the completion of our plan of reorganization. This loan was repaid from the proceeds of the revolving credit facility at the time of the consummation of the plan of reorganization on January 3, 2000. Fried was paid loan commitment fees of $275,000 in connection with this transaction.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     As of June 30, 2001, we had outstanding 7,424,617 shares of common stock. The table below presents information regarding beneficial ownership of our common stock, as adjusted to reflect the sale of shares by selling stockholders, by:

     - each person or entity known to us to be a beneficial owner of 5% or more of our common stock;

     - each of our directors;

     - our chief executive officer and each of our four other most highly compensated executed officers; and

     - all of our executive officers and directors as a group.

     The following table sets forth with respect to each of the principal and selling stockholders (1) the number of shares of common stock beneficially owned by that selling stockholder prior to this offering, (2) the maximum number of shares of common stock to be sold by that selling stockholder in this offering,
(3) the number of shares of common stock that the selling stockholder will own after completion of this offering if the selling stockholder sells the maximum number of shares and (4) the percentage of the total outstanding common stock that the selling stockholder will own after completion of this offering if the selling stockholder sells the maximum number of shares. The following table assumes that the selling stockholders will sell all of the shares being offered for their account by this prospectus. Accordingly, upon completion of this offering, the selling stockholders will own those shares of common stock which they do not sell in this offering.


                                       NUMBER OF           MAXIMUM          NUMBER OF         PERCENTAGE OF
                                       SHARES OF          NUMBER OF         SHARES OF             TOTAL
                                      COMMON STOCK        SHARES OF        COMMON STOCK        COMMON STOCK
                                      BENEFICIALLY      COMMON STOCK       OWNED AFTER         OWNED AFTER
                                     OWNED PRIOR TO     TO BE SOLD IN     COMPLETION OF       COMPLETION OF
NAME OF SELLING STOCKHOLDER         THIS OFFERING(1)    THIS OFFERING    THIS OFFERING(2)    THIS OFFERING(2)
---------------------------         ----------------    -------------    ----------------    ----------------
Albert Fried & Company, LLC(3)....     1,522,464          1,522,464             0                   *
  40 Exchange Place, 5th Floor
  Suite 512
  New York, NY 10005
Loomis Sayles & Co., Inc(4).......       977,114            977,114             0                   *
  One Financial Center
  Boston, MA 02111
Joseph A. Cannon(5)...............       159,237            278,466             0                   *
Ken C. Johnsen(6).................       142,973            230,827             0                   *
Timothy R. Clark(7)...............        29,692             67,354             0                   *
Carl E. Ramnitz(8)................        29,663             54,764             0                   *
Dennis L. Wanlass(9)..............        32,412             32,412             0                   *
Marcus C. Phillips(10)............         6,275             25,101             0                   *
Albert Fried, Jr.(11).............     1,547,464          1,547,464             0                   *
Murray Drabkin(12)................        25,000             25,000             0                   *
John T. LaMacchia(12).............        25,000             25,000             0                   *
Frank T. MacInnis(12).............        25,000             25,000             0                   *
Donald R. Shepherd(12)............        25,000             25,000             0                   *
R. J. Shopf(12)...................        25,000             25,000             0                   *
A. Stanley West(12)...............        25,000             25,000             0                   *
Michael T. Yonker(12).............        25,000             25,000             0                   *
Stephen M. Bunker(13).............        19,436             38,186             0                   *
                                       ---------          ---------             --                  --
          Total...................     3,119,266          3,426,688


---------------
  *  Less than one percent.

 (1) Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. As more fully described with respect to each of the selling shareholders, a person is deemed a beneficial owner if he has the right to acquire beneficial ownership within 60 days, including upon exercise of a stock option.

 (2) Assumes the maximum number of shares registered in this offering is sold.

 (3) In January 2001, Albert Fried & Company, LLC, provided $9,842,105 of our $110,000,000 term loan. As consideration for this loan, Albert Fried & Company became entitled to receive up to an additional $1,400,860 worth of common stock. Of this amount, $885,790 was paid by the issuance to it of 435,085 shares of our common stock in March 2001. The remaining $515,070 will be paid in common stock on the fourth anniversary of the loan date at a price equal to the average closing price for the 30 days of trading immediately prior to the fourth anniversary. The shares to be issued in January 2005 are not reflected in the foregoing table because the number of shares have not been determined. Albert Fried, Jr., the Managing Member of Albert Fried & Company, has served as a member of our board of directors since January 3, 2001.

 (4) Loomis Sayles & Co., Inc. purchased certain debt securities of ours in the ordinary course of its business and, at the time of such purchase, it had no arrangements or understandings, directly or indirectly, with any person to distribute such securities. The debt securities were subsequently extinguished and Loomis Sayles received the common stock it is offering as part of our plan of reorganization.

 (5) Mr. Cannon is the Chairman of our board of directors. Includes (i) with respect to beneficial ownership, 39,743 shares of common stock issuable upon exercise of options and (ii) with respect to maximum number of shares to be sold in this offering, 158,972 shares of common stock issuable upon exercise of stock options.

 (6) Mr. Johnsen is our Chief Executive Officer, President, Secretary and a member of our board of directors. Includes (i) with respect to beneficial ownership, 109,284 shares of common stock issuable upon exercise of options and (ii) with respect to maximum number of shares to be sold in this offering, 197,138 shares of common stock issuable upon exercise of options.

 (7) Timothy R. Clark is the Vice-President of Operations and Customer Service of our wholly-owned subsidiary Geneva Steel, LLC. Includes (i) with respect to beneficial ownership, 12,550 shares of common stock issuable upon exercise of options and (ii) with respect to maximum number of shares to be sold in this offering, 50,202 shares of common stock issuable upon exercise of options.

 (8) Carl E. Ramnitz is the Vice-President of Human Resources of Geneva Steel, LLC. Includes (i) with respect to beneficial ownership, 8,367 shares of common stock issuable upon exercise of options and (ii) with respect to maximum number of shares to be sold in this offering, 33,468 shares of common stock issuable upon exercise of options.

 (9) Dennis L. Wanlass is our former Vice-President, Treasurer and Chief Financial Officer. Includes 8,367 shares of common stock issuable upon exercise of options.

(10) Marcus C. Phillips is our Director of Marketing. Represents shares of common stock issuable upon exercise of options.

(11) These shares represent (i) 1,522,464 shares of common stock owned by Albert Fried & Company, of which Mr. Fried is the managing member, which Mr. Fried could be deemed to beneficially own and (ii) 25,000 shares of common stock issuable upon exercise of options.

(12) Represents shares of common stock issuable upon exercise of options.


(13) Stephen M. Bunker is our Vice-President of Finance and Treasurer. Includes
     (i) with respect to beneficial ownership, 6,250 shares of common stock issuable upon exercise of options and (ii) with respect to maximum number of shares to be sold in this offering, 25,000 shares of common stock issuable upon exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We are a newly-formed Delaware holding company created under the plan of reorganization of our predecessor Geneva Steel Company, a Utah corporation.

     Under our amended and restated certificate of incorporation we are authorized to issue up to forty million (40,000,000) shares of common stock, par value $.01 per share, and 10 million (10,000,000) shares of preferred stock, which preferred stock may contain special preferences as determined by our board of directors including, but not limited to, the bearing of interest and convertibility into shares of our common stock. As of the date of this prospectus, we had 7,424,617 shares of our common stock issued and outstanding. No shares of preferred stock are issued and outstanding.

COMMON STOCK

     The following is a summary of the rights of holders of shares of common stock.

     Holders of common stock:

          (i) have equal and ratable rights to dividends from funds legally available therefor when, as and if declared by the board of directors, subject to any rights of the holders of preferred stock;

          (ii) subject to any rights of the holders of preferred stock, are entitled to share ratably in any distribution to holders of common stock upon liquidation; and

          (iii) do not have preemptive rights. The common stock will not be subject to calls, assessments or rights of redemption by the registrant.

     The outstanding shares of common stock are, and any additional shares to be issued in connection with the reorganization will be, fully paid and non-assessable. The common stock is freely transferable. There are no provisions discriminating against any existing or prospective holder of common stock as a result of a security holder owning a substantial amount of securities.

     Voting. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of shares of common stock will be entitled to vote for the election of directors and for all other purposes.

     Except as otherwise provided by law and as described below, the vote of the holders of at least a majority of the outstanding shares of voting stock present, in person or by proxy, at any regular or special meeting at which a quorum is present will be required to take action. Under the certificate of incorporation, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders.

     Except as otherwise provided by law, the vote of the holders of at least two-thirds of the outstanding shares of voting stock, voting together as a class, will be required to amend, delete, adopt any provision inconsistent with the following provisions in the certificate of incorporation:

          (i) the terms of Article V of the certificate of incorporation -- which article covers the number, tenure, classification, removal of, and filling of vacancies among, directors; and

          (ii) the terms of Article VI of the certificate of incorporation -- which article provides that stockholder action must be taken at annual or special meeting of stockholders and not by written consent, and provides that special meetings of stockholders only may be called by the Chairman of the Board, President or the board of directors;

          (iii) the terms of Article VII of the certificate of incorporation
      -- which article requires that the vote of the holder of at least two-thirds of the outstanding shares of voting stock, voting together as a class, will be required to adopt, amend and repeal the by-laws;

CLASSIFIED BOARD OF DIRECTORS

     Our board of directors consists of 10 persons. The board of directors is divided into three classes, with each class as nearly equal in number as possible. Subject to the rights of the holders of any series of preferred stock to elect directors, the number of directors will be fixed from time to time exclusively according to a resolution adopted by a majority of the entire board. The initial board of directors is divided, with respect to the time for which they severally hold office, into three classes -- three persons in the first class, with the term of office of that class of directors to expire at the 2002 annual meeting of stockholders, three persons in the second class of directors, with the term of office of that class of directors to expire at the 2003 annual meeting of stockholders, and a third class of directors, with the term of office of that class of directors to expire at the 2004 annual meeting of stockholders, with each director to hold office until his or her successor is duly elected and qualified.

     At each annual meeting of stockholders, commencing with the 2002 annual meeting, (i) directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor is duly elected and qualified, and (ii) if authorized by a resolution of the board of directors, directors may be elected to fill any vacancy on the board of directors, regardless of how such vacancy is created. Our directors will be selected by a plurality of the votes of the shares entitled to vote in the election of directors.


ANTI-TAKEOVER PROVISIONS


     The following are various provisions of our certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     Although the board believes the anti-takeover provisions are beneficial to stockholders, the existence of the anti-takeover provisions also may tend to discourage open market purchases by a potential acquirer and some takeover bids. As a result, our stockholders may be deprived of opportunities to sell some or all of their shares at prices that are higher than prevailing market prices. The anti-takeover provisions in theory may decrease the market price of our common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent the anti-takeover provisions discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

     The anti-takeover provisions may make it more difficult and time consuming for a potential acquirer and existing stockholders to obtain control of us through replacing our board of directors and management. This is the case even if a majority of the stockholders believes such replacement is in the best interests of the registrant. As a result, the anti-takeover provisions may tend to perpetuate the incumbent board of directors and management.

     Authorized Common Stock. Our certificate of incorporation authorizes the issuance of up to 40,000,000 shares of common stock. Our board of directors may authorize the issuance of additional shares of our common stock without further action by our stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which our capital stock may be listed. Our certificate of incorporation does not provide preemptive rights to our stockholders.

     The authority to issue additional shares of the common stock provides us with the flexibility necessary to meet our future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of common stock will be issuable from time to time for any corporate purposes, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of us. In addition, the sale of a substantial number of shares of our common stock to persons who have an understanding with us concerning the voting of such shares, or the distribution or declaration of a dividend of shares of our common stock to stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of us.

     Classified Board of Directors and Absence of Cumulative Voting. Our certificate of incorporation provides that our board of directors is divided into three classes, with each class to be as nearly equal in number as possible, described above. The effect of us having a classified board of directors is that only approximately one-third of the members of the board are elected each year. Consequently, two annual meetings are effectively required for our stockholders to change a majority of the members of the board.

     Each stockholder is entitled to one vote for each share of its common stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder would have the right to cast a number of votes equal to the total number of such holders' shares multiplied by the number of directors to be elected. The stockholder would have the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of our common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of our common stock to obtain representation on our board of directors.

     Special Meetings of Stockholders. Special meetings of our stockholders may be called only by the Chairman of the board, president or the board of directors pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies.

     Actions by Stockholders without a Meeting. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the board of directors or the president, even if a majority of the stockholders were in favor of such action.

     Super Majority Voting Provisions. As discussed above, except as otherwise provided by law, the vote of the holders of at least two-thirds of the outstanding shares of voting stock, voting together as a class, will be required to amend, delete, adopt any provision inconsistent with the following provisions in the amended and restated certificate of incorporation:

          (i) the terms of Article V of the amended and restated certificate of incorporation, which covers the number, tenure, classification, removal of, and filling of vacancies among, directors;

          (ii) the terms of Article VI of the amended and restated certificate of incorporation, which provides that stockholder action must be taken at annual or special meeting of stockholders and not by written consent, and provides that special meetings of stockholders only may be called by the Chairman of the Board, President or the Board of Directors; and

          (iii) the terms of Article VII of the amended and restated certificate of incorporation, which requires that the vote of the holder of at least two-thirds of the outstanding shares of voting stock, voting together as a class, will be required to adopt, amend and repeal the by-laws.

     Removal of Directors. Under our certificate of incorporation, any director or the entire board of directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of our voting stock.

TRANSFER AGENT AND REGISTRAR

     First Union National Bank is our transfer agent and registrar.

                              PLAN OF DISTRIBUTION

     The selling stockholders have not advised us of any specific plan for distribution of the shares offered hereby, but we anticipate that the shares of common stock will be sold from time to time by the selling stockholders or their donees, pledgees, transferees and other successors in interest in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. When used herein, the term "selling stockholders" refers to all of their donees, pledgees, transferees and other successors in interest. The shares of common stock may be sold in one or more of the following transactions:

     - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq SmallCap Market;

     - in the over-the-counter market;

     - in private transactions, block sales, short sales or other similar types of transactions;

     - through options;

     - in an underwritten offering;

     - a combination of any of the above transactions; or

     - any other lawful methods.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering. The supplement will set forth the aggregate number of shares of common stock being offered and the terms of such offering, including the name or names of the broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed to be paid to broker/dealers.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through broker/dealers or agents. The selling stockholders that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Albert Fried & Company, LLC is an underwriter with respect to the shares that it is offering. Any profits on the resale of shares of common stock and any compensation received by any broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     The selling stockholders, alternatively, may sell all or any part of the shares offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not necessarily sell all of the shares. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

     To comply with the securities laws of certain jurisdictions, if applicable, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and compiled with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock offered hereby may not simultaneously engage in market-making activities with respect to our common stock for a specified period prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act and the rules and regulations promulgated under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     All expenses of this registration will be paid by us. These expenses include the preparation and filing of this prospectus and the related registration statement within the Securities and Exchange Commission, as well as filing fees and fees under state securities or "blue sky" laws. The selling stockholders will pay all underwriting discounts and selling commissions, if any.

                                 LEGAL MATTERS

     The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Kaye Scholer LLP, New York, New York.

                                    EXPERTS

     The financial statements as of September 30, 1999 and 2000 and for each of the three fiscal years in the period ended September 30, 2000 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report in which the opinion contains an explanatory paragraph with respect to our ability to continue as a going concern.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The file number of our SEC filings is 0-31020. You may read and copy any document we file with the SEC at the following SEC public reference rooms:

Judiciary Plaza
450 Fifth Street, N.W.  500 West Madison Street  7 World Trade Center
Room 1024               14th Floor               Suite 1300
Washington, D.C. 20549  Chicago, Illinois 60601  New York, New York 10048

     You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. For a fee, the SEC will send copies of any of our filings to you. In addition, our filed reports, proxy statements and other information are contained in the Internet website maintained by the SEC. The address is http://www.sec.gov.

     Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "GNVH," and our SEC filings can also be read at the following address:

                               Nasdaq Operations
                              1735 K Street, N.W.
                             Washington, D.C. 20006

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
                       GENEVA STEEL COMPANY
                      (DEBTOR-IN-POSSESSION)
Report of Independent Public Accountants....................   F-3
Balance Sheets as of September 30, 2000 and 1999............   F-4
Statements of Operations for the years ended September 30,
  2000, 1999 and 1998.......................................   F-5
Statements of Stockholders' Equity (Deficit) for the years
  ended September 30, 2000, 1999 and 1998...................   F-6
Statements of Cash Flows for the years ended September 30,
  2000, 1999 and 1998.......................................   F-7
Notes to Financial Statements...............................   F-9

                   GENEVA STEEL HOLDINGS CORP.
Unaudited Condensed Consolidated Balance Sheets of the
  Reorganized Company as of December 31, 2000 and the
  Predecessor Company as of September 30, 2000..............  F-30
Unaudited Condensed Consolidated Statements of Operations of
  the Predecessor Company for the three months ended
  December 31, 2000 and 1999................................  F-31
Unaudited Condensed Consolidated Statements of Cash Flows of
  the Predecessor Company for the three months ended
  December 31, 2000 and 1999................................  F-32
Unaudited Notes to Condensed Consolidated Financial
  Statements for the three months ended December 31, 2000
  and 1999..................................................  F-33
Unaudited Condensed Consolidated Balance Sheets of the
  Reorganized Company as of June 30, 2001 and December 31,
  2000......................................................  F-40
Unaudited Condensed Consolidated Statements of Operations of
  the Reorganized Company for the six months ended June 30,
  2001 and the Predecessor Company for the six months ended
  June 30, 2000.............................................  F-41
Unaudited Condensed Consolidated Statements of Cash Flows of
  the Reorganized Company for the six months ended June 30,
  2001 and the Predecessor Company for the six months ended
  June 30, 2000.............................................  F-42
Unaudited Notes to Condensed Consolidated Financial
  Statements for the six months ended June 30, 2001 and
  2000......................................................  F-44

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                          AUDITED FINANCIAL STATEMENTS

                       AS OF SEPTEMBER 30, 2000 AND 1999
                       AND FOR EACH OF THE THREE YEARS IN
                      THE PERIOD ENDED SEPTEMBER 30, 2000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Geneva Steel Company:

     We have audited the accompanying balance sheets of Geneva Steel Company (a Utah corporation) as of September 30, 2000 and 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneva Steel Company as of September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the financial statements, on February 1, 1999, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah. The filing was made necessary by a lack of sufficient liquidity. On December 8, 2000, the Bankruptcy Court entered an order confirming the Company's plan of reorganization (the "Plan"), as amended and modified. The Plan was consummated on January 3, 2001, together with the closing of the post-bankruptcy credit facilities. In connection with its emergence from bankruptcy, the Company adopted fresh-start accounting effective December 31, 2000. As a result, the Company's post-bankruptcy financial statements will not be comparable with those prepared before the Plan was consummated, including the accompanying financial statements.

     Subsequent to January 4, 2001, the date of our original report, the Company has experienced negative gross margins and significant operating losses. Additionally, the Company recently entered into an amendment to modify certain financial covenants under its post-bankruptcy credit facilities. These factors, among others, as described in Note 1, create a substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. Management's plans in regard to these matters are described in Note 1. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ ARTHUR ANDERSEN LLP

Salt Lake City, Utah
July 16, 2001

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
ASSETS
Current Assets:
  Cash......................................................  $      --    $      --
  Accounts receivable, less allowance for doubtful accounts
    of $8,579 and $10,912, respectively.....................     57,212       15,196
  Inventories...............................................     58,691       55,460
  Deferred income taxes.....................................      8,373       14,609
  Prepaid expenses and other................................      5,066        4,584
                                                              ---------    ---------
         Total current assets...............................    129,342       89,849
                                                              ---------    ---------
Property, Plant and Equipment:
  Land......................................................      2,792        2,990
  Buildings.................................................     16,094       16,119
  Machinery and equipment...................................    643,484      645,943
                                                              ---------    ---------
                                                                662,370      665,052
  Less accumulated depreciation.............................   (319,143)    (292,035)
                                                              ---------    ---------
    Net property, plant and equipment.......................    343,227      373,017
                                                              ---------    ---------
Other Assets................................................     11,221       11,850
                                                              ---------    ---------
                                                              $ 483,790    $ 474,716
                                                              =========    =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities Not Subject to Compromise:
  Revolving credit facility.................................  $  82,675    $  55,466
  Accounts payable..........................................     19,923       16,334
  Accrued liabilities.......................................     14,528       18,209
  Accrued payroll and related taxes.........................      9,355        7,444
  Accrued pension and profit sharing costs..................        585          963
                                                              ---------    ---------
         Total current liabilities..........................    127,066       98,416
                                                              ---------    ---------
Liabilities Subject to Compromise:
  Senior notes..............................................    325,000      325,000
  Accounts payable..........................................     52,658       56,632
  Accrued dividends payable.................................     28,492       28,494
  Accrued interest payable..................................     15,409       15,409
  Accrued liabilities.......................................      3,125        3,404
                                                              ---------    ---------
                                                                424,684      428,939
                                                              ---------    ---------
Long-Term Employee Defined Benefits.........................     10,617       10,731
                                                              ---------    ---------
Deferred Income Tax Liabilities.............................      8,373       14,609
                                                              ---------    ---------
Commitments and Contingencies (Notes 1 and 6)
Redeemable Preferred Stock, Series B, no par value; 388,358
  shares authorized, issued and outstanding, with a
  liquidation value of $58,684..............................     56,757       56,001
                                                              ---------    ---------
Stockholders' Deficit:
  Preferred stock, no par value; 3,600,000 shares authorized
    for all series, excluding Series B, none issued.........         --           --
  Common stock --
    Class A, no par value; 60,000,000 shares authorized,
     15,878,686 and 15,008,767 shares issued,
     respectively...........................................    100,870       92,022
    Class B, no par value; 50,000,000 shares authorized,
     9,752,158 and 18,451,348 shares issued and outstanding,
     respectively...........................................      5,148        9,741
  Warrants to purchase Class A common stock.................         --        4,255
  Accumulated deficit.......................................   (249,725)    (239,998)
                                                              ---------    ---------
         Total stockholders' deficit........................   (143,707)    (133,980)
                                                              ---------    ---------
                                                              $ 483,790    $ 474,716
                                                              =========    =========

     The accompanying notes to financial statements are an integral part of these balance sheets.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                YEAR ENDED SEPTEMBER 30,
                                                            ---------------------------------
                                                              2000        1999         1998
                                                            --------    ---------    --------
Net sales.................................................  $564,233    $ 314,726    $720,453
Cost of sales.............................................   560,451      421,812     659,132
                                                            --------    ---------    --------
  Gross margin............................................     3,782     (107,086)     61,321
Selling, general and administrative expenses..............    13,698       21,816      22,116
Write-down of impaired assets.............................        --           --      17,811
                                                            --------    ---------    --------
  Income (loss) from operations...........................    (9,916)    (128,902)     21,394
                                                            --------    ---------    --------
Other income (expense):
  Interest and other income...............................       368          996         326
  Interest expense (total contractual interest of $39,435
     and $41,643 in 2000 and 1999, respectively)..........    (6,366)     (19,597)    (42,483)
  Gain on asset sales.....................................     9,808        4,666          30
                                                            --------    ---------    --------
                                                               3,810      (13,935)    (42,127)
                                                            --------    ---------    --------
Loss before reorganization items and benefit for income
  taxes...................................................    (6,106)    (142,837)    (20,733)
                                                            --------    ---------    --------
Reorganization items:
  Provision for rejected executory contracts..............    (1,750)      32,815          --
  Professional fees.......................................     4,615        6,025          --
  Write-off of deferred loan fees.........................        --        3,430          --
                                                            --------    ---------    --------
                                                               2,865       42,270          --
                                                            --------    ---------    --------
Loss before benefit for income taxes......................    (8,971)    (185,107)    (20,733)
Benefit for income taxes..................................        --           --      (1,790)
                                                            --------    ---------    --------
Net loss..................................................    (8,971)    (185,107)    (18,943)
Less redeemable preferred stock dividends and accretion
  for original issue discount.............................       756        4,829      11,772
                                                            --------    ---------    --------
Net loss applicable to common shares......................  $ (9,727)   $(189,936)   $(30,715)
                                                            ========    =========    ========
Basic and diluted net loss per common share...............  $  (0.58)   $  (11.33)   $  (1.90)
                                                            ========    =========    ========
Weighted average common shares outstanding................    16,854       16,759      16,155
                                                            ========    =========    ========

  The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (DOLLARS IN THOUSANDS)

                                       SHARES ISSUED              AMOUNT          WARRANTS
                                  -----------------------   ------------------   TO PURCHASE
                                    COMMON       COMMON      COMMON    COMMON      COMMON      ACCUMULATED   TREASURY
                                   CLASS A      CLASS B     CLASS A    CLASS B     CLASS A       DEFICIT      STOCK       TOTAL
                                  ----------   ----------   --------   -------   -----------   -----------   --------   ---------
Balance at September 30, 1997...  14,705,265   19,151,348   $ 87,979   $10,110     $ 5,360      $ (11,399)   $(9,447)   $  82,603
  Issuance of Class A common
    stock to employee savings
    plan........................          --           --         --       --           --         (5,635)     6,955        1,320
  Redeemable preferred stock
    dividends...................          --           --         --       --           --        (11,025)        --      (11,025)
  Redeemable preferred stock
    accretion for original issue
    discount....................          --           --         --       --           --           (747)        --         (747)
  Net loss......................          --           --         --       --           --        (18,943)        --      (18,943)
                                  ----------   ----------   --------   -------     -------      ---------    -------    ---------
Balance at September 30, 1998...  14,705,265   19,151,348     87,979   10,110        5,360        (47,749)    (2,492)      53,208
  Issuance of Class A common
    stock to employee savings
    plan........................          --           --         --       --           --         (2,313)     2,492          179
  Exercise of Warrants to
    purchase Class A common
    stock.......................     233,502           --      3,674       --       (1,105)            --         --        2,569
  Conversion of Class B common
    stock to Class A common
    stock.......................      70,000     (700,000)       369     (369)          --             --         --           --
  Redeemable preferred stock
    dividends...................          --           --         --       --           --         (3,986)        --       (3,986)
  Redeemable preferred stock
    accretion for original issue
    discount....................          --           --         --       --           --           (843)        --         (843)
  Net loss......................          --           --         --       --           --       (185,107)        --     (185,107)
                                  ----------   ----------   --------   -------     -------      ---------    -------    ---------
Balance at September 30, 1999...  15,008,767   18,451,348     92,022    9,741        4,255       (239,998)        --     (133,980)
  Expiration of Warrants to
    purchase Class A common
    stock.......................          --           --      4,255       --       (4,255)            --         --           --
  Conversion of Class B common
    stock to Class A common
    stock.......................     869,919   (8,699,190)     4,593   (4,593)          --             --         --           --
  Redeemable preferred stock
    accretion for original issue
    discount....................          --           --         --       --           --           (756)        --         (756)
  Net loss......................          --           --         --       --           --         (8,971)        --       (8,971)
                                  ----------   ----------   --------   -------     -------      ---------    -------    ---------
Balance at September 30, 2000...  15,878,686    9,752,158   $100,870   $5,148      $    --      $(249,725)   $    --    $(143,707)
                                  ==========   ==========   ========   =======     =======      =========    =======    =========

  The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                YEAR ENDED SEPTEMBER 30,
                                                            ---------------------------------
                                                              2000        1999         1998
                                                            --------    ---------    --------
Cash flows from operating activities:
  Net loss................................................  $ (8,971)   $(185,107)   $(18,943)
  Adjustments to reconcile net loss to net cash provided
     by (used for) operating activities:
     Depreciation.........................................    42,505       44,679      42,272
     Amortization and write-off of deferred loan fees.....       790        5,946       1,910
     Deferred income tax benefit..........................        --           --      (2,049)
     Gain on asset sales..................................    (9,808)      (4,666)        (30)
     Write-down of impaired assets........................        --           --      17,811
     Provision for write-off of leasehold improvements
       related to rejected executory contracts............        --        1,485          --
     (Increase) decrease in current assets --
       Accounts receivable, net...........................   (42,016)      48,234      (3,267)
       Inventories........................................    (3,231)      58,264     (15,143)
       Prepaid expenses and other.........................      (482)      (1,350)     13,821
     Increase (decrease) in current liabilities --
       Accounts payable...................................    (1,515)      35,243     (12,231)
       Accrued liabilities................................    (3,960)      (1,914)      1,635
       Accrued payroll and related taxes..................     1,911       (1,829)       (941)
       Accrued interest payable...........................        --       10,329         521
       Accrued pension and profit sharing costs...........      (378)      (1,219)        481
                                                            --------    ---------    --------
Net cash provided by (used for) operating activities......   (25,155)       8,095      25,847
                                                            --------    ---------    --------
Cash flows from investing activities:
  Purchase of property, plant and equipment...............   (13,005)      (8,025)    (10,893)
  Proceeds from sale of property, plant and equipment.....    10,098        4,684          34
                                                            --------    ---------    --------
Net cash used for investing activities....................  $ (2,907)   $  (3,341)   $(10,859)
                                                            --------    ---------    --------

  The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                    STATEMENTS OF CASH FLOWS -- (CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                             --------------------------------
                                                               2000        1999        1998
                                                             --------    --------    --------
Cash flows from financing activities:
  Borrowings from credit facilities........................  $ 64,294    $ 19,794    $ 25,649
  Payments on credit facilities............................   (37,085)    (25,097)    (39,785)
  Payments for deferred loan fees and other assets.........      (275)     (1,580)         --
  Change in bank overdraft.................................     1,128       2,129        (852)
                                                             --------    --------    --------
Net cash provided by (used for) financing activities.......    28,062      (4,754)    (14,988)
                                                             --------    --------    --------
Net change in cash.........................................        --          --          --
Cash at beginning of year..................................        --          --          --
                                                             --------    --------    --------
Cash at end of year........................................  $     --    $     --    $     --
                                                             ========    ========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest (net of amount capitalized)..................  $  5,570    $  9,268    $ 40,052

Supplemental schedule of noncash financing activities:

     For the years ended September 30, 2000, 1999 and 1998, the Company increased the redeemable preferred stock by $756, $843, and $747, respectively, for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance. At September 30, 2000, the Company had accrued dividends payable of $28,492 (total contractual dividends of $50,956).

     During the year ended September 30, 1999, warrants to purchase 233,502 shares of Class A common stock were exercised at $11 per share. The exercise price was paid to the Company with 11,642 shares of redeemable preferred stock as provided for in the redeemable preferred stock agreement.

  The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                         NOTES TO FINANCIAL STATEMENTS

1  NATURE OF OPERATIONS AND BUSINESS CONDITIONS

     The Company's steel mill manufactures a wide range of coiled and flat plate, sheet, pipe and slabs for sale to various distributors, steel processors or end-users primarily in the western and central United States.

     On February 1, 1999, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, Central Division (the "Bankruptcy Court"). The filing was made necessary by a lack of sufficient liquidity. Beginning in fiscal year 1998, the Company's operating results were severely affected by, among other things, a dramatic surge in steel imports. As a consequence of record-high levels of low-priced steel imports and the resultant deteriorating market conditions, the Company's overall price realization and shipments declined precipitously. Decreased liquidity made it impossible for the Company to service its debt and fund ongoing operations. Therefore, the Company sought protection under Chapter 11 of the Bankruptcy Code. Prior to the bankruptcy filing, the Company did not make a $9 million interest payment due January 15, 1999 under the terms of the Company's 9 1/2% senior notes due 2004. The bankruptcy code prohibited the Company from making payments on unsecured, pre-petition debt, including the 9 1/2% senior notes due 2004 and the 11 1/8% senior notes due 2001 (collectively, the "Senior Notes"). While in the Chapter 11 bankruptcy, the Company remained in possession of its properties and assets and continued to manage its business as a debtor-in-possession, subject to the supervision of the Bankruptcy Court. The Company had a $125 million debtor-in-possession credit facility in place (See Note 3).

     As of February 1, 1999, the Company discontinued accruing interest on the Senior Notes and dividends on its redeemable preferred stock. Contractual interest on the Senior Notes for both the years ended September 30, 2000 and 1999 was $33.1 million, which is $33.1 million and $22.0 million, respectively, in excess of recorded interest expense included in the accompanying financial statements. Contractual dividends on the redeemable preferred stock as of September 30, 2000 and 1999, were approximately $51.0 million and $36.9 million, respectively, which are $22.5 million and $8.4 million, respectively, in excess of dividends accrued in the accompanying balance sheets.

     Pursuant to the provisions of the Bankruptcy Code, all actions to collect upon any of the Company's liabilities as of the petition date or to enforce pre-petition contractual obligations were automatically stayed. Absent approval from the Bankruptcy Court, the Company was prohibited from paying pre-petition obligations. The Bankruptcy Court approved payment of certain pre-petition obligations such as employee wages and benefits and customer claims and rebates. Additionally, the Bankruptcy Court approved the retention of various legal, financial and other professionals. As a debtor-in-possession, the Company had the right, subject to Bankruptcy Court approval and certain other conditions, to assume or reject any pre-petition executory contracts and unexpired leases. Parties affected by such rejections had the right to file pre-petition claims with the Bankruptcy Court.

     On July 20, 2000, the Company and the Official Committee of Bondholders in the Company's Chapter 11 case filed a proposed plan of reorganization (the "Plan") and disclosure statement with the Bankruptcy Court. On December 8, 2000, the Bankruptcy Court entered an order confirming the Plan, as amended and modified (the "Confirmation Order"). The Plan was consummated on January 3, 2001, together with the closing of the post-bankruptcy credit facilities. Implementation of the Plan significantly reduced the Company's debt burden and provided additional liquidity in the form of a $110 million term loan that is eighty-five percent guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999, and a $125 million revolving line of credit. (See Note 3).

     Under the terms of the Plan, the Company changed its state of domicile from Utah to Delaware, changed its form of organization from a corporation to a limited liability company ("Geneva Steel LLC"), and became a wholly-owned subsidiary of Geneva Steel Holdings Corp. (the "Reorganized Company"). The Company

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

transferred certain real property not used in the steel mill operations to Williams Farm Property, LLC and its iron ore mines located in southern Utah to Iron Ore Mines, LLC, both of which are also wholly-owned subsidiaries of Geneva Steel Holdings Corp. The Company also transferred ownership of Vineyard Iron Company and Vineyard Management Company to Geneva Steel Holdings Corp., which made those entities wholly-owned subsidiaries of Geneva Steel Holdings Corp.

     Under the terms of the Plan approved by the Bankruptcy Court, all rights with respect to the previous outstanding common and preferred stock of Geneva Steel Company were terminated. Shares of common stock of Geneva Steel Holdings Corp. were issued to the holders of unsecured claims at a rate of 18.2799 shares for each $1,000 of unsecured claims. The unsecured claims primarily consisted of holders of an aggregate $340.6 million of Senior Notes, including unpaid interest accrued prior to the bankruptcy, and approximately $47 million of general unsecured debt, which included approximately $14 million of disputed claims. Approximately 324,000 additional shares will be issued to unsecured creditors upon resolution of the disputed claims. Under the plan, creditors owed $5,000 or less received a cash payment equal to 40% of their claim, and certain trade creditors owed in excess of $5,000 elected to receive $2,000 in cash, rather than shares of common stock in Geneva Steel Holdings Corp. Secured creditors of the Company were paid from the proceeds of the term loan.

     Under the terms of an executive stock option program included in the Plan approved by the Bankruptcy Court, the executive officers and a manager of the Company received options to purchase an aggregate 418,349 shares of common stock of Geneva Steel Holdings Corp. These options vest 25% on the date of grant and 25% on the first, second, and third anniversaries of the date of grant. The options have a term of ten years from the date on which they vest. The exercise price of $2.04 per share was based on the average closing price for 30 trading days after the effective date of the Plan.

     In an effort to encourage certain key employees to remain with the Company during the reorganization process, the Bankruptcy Court approved a retention program (the "Retention Program"). Under the Retention Program, five executives and thirty-two managers earned emergence bonuses. Each executive and one manager earned an emergence bonus equal to 50% of their annual salary with half paid in cash and half paid in common stock of the Reorganized Company (with the exception of the Chief Executive Officer who received all of his bonus in shares of the new common stock). A total of 228,863 shares of common stock of Geneva Steel Holdings Corp. were issued to the executives and one manager. The number of shares of common stock was determined based on the average closing price for the common stock of Geneva Steel Holdings Corp. for 30 days after the effective date of the Plan. All other managers earned an emergence bonus equal to 25% of their annual salary, with such bonus to be paid in cash.

     The Plan also provided each holder of unsecured debt a right to participate in a $25 million preferred stock rights offering in the Reorganized Company. The Company had previously entered into two standby purchase agreements for the purchase of up to $25 million of the new preferred stock. The standby purchaser that would have purchased up to $10 million of the preferred stock funded a portion of the $110 million term loan and was released from its standby purchase agreement. The other standby purchaser took the position that for a number of reasons, including the assertion of a material adverse change, it was no longer bound by its standby commitment to purchase up to $15 million of the preferred stock and filed a lawsuit seeking a declaratory judgment that it was no longer bound. The Reorganized Company and the standby purchaser have settled the lawsuit. Subsequent to January 3, 2001, the Company elected not to proceed with its preferred stock rights offering due to adverse capital market conditions for steel companies, the trading value of the common stock of Geneva Steel Holdings Corp. and the lack of any standby commitments.

     The accompanying financial statements present the assets of the Company at historical cost and reflect the intention that they will be realized as a going concern and in the normal course of business. The implementation of the Plan materially changed certain amounts currently disclosed in the accompanying

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

financial statements (See Note 2). As of September 30, 2000 and 1999, pre-petition claims are carried at face value in the financial statements. The accompanying financial statements do not present the amounts which were ultimately assigned to assets and amounts paid to settle liabilities and contingencies in accordance with the Plan.

     The Company has experienced negative gross margins and significant operating losses since its emergence from Chapter 11 bankruptcy on January 3, 2001. Additionally, in April 2001, the Company entered into an amendment to reduce certain financial covenants under its Revolving Credit Facility. Further amendments may be necessary if operating results do not improve from recent levels. Should the Company's operating results not sufficiently improve and the Company is unable to meet its financial covenants or, if necessary, obtain further amendments to its Revolving Credit Facility, the Company's financial condition and results of operations could be materially adversely effected. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon several factors including the Company's ability to return to normal production and shipment levels. The Company's near-term operating strategies include as follows:


     Although our business continues to be adversely affected by low-priced steel imports, the domestic steel industry has taken steps, including filing antidumping cases on hot rolled sheet from 11 countries with federal authorities, to obtain relief from the effects of steel exports by foreign competitors. The steel industry has received a final favorable determination from the U.S. International Trade Commission and the Department of Commerce as to two countries, and expects final affirmative rulings to be issued in October 2001 against the other nine countries. We expect that a favorable resolution of these cases would ultimately have a significant beneficial effect on the market and our business for hot rolled sheet.



     On June 5, 2001, President Bush announced his intention to initiate an investigation, pursuant to Section 201 of U.S. trade law, that could result in the implementation of safeguards designed to protect domestic steel companies from the effects of steel exports by foreign competitors. Although the results of this investigation could be beneficial to us, we cannot predict its duration or outcome. On June 22, 2001, U.S. Trade Representative Zoellick requested that the federal trade commission initiate a safeguard investigation. The request covers all of our products, slab, hot-rolled sheet and plate, except for line pipe, which is already covered by Section 201 relief. An injury decision is expected on October 22, 2001 and if that decision is affirmative, a remedy recommendation is expected to be made to the President on December 19, 2001. The President would then have 60 days to take action.


     We own a 50MW electric generator that can be used to supply electric power and energy for internal use or sale into the wholesale electric market. In light of current market conditions for wholesale electricity in the western United States and continued weak market conditions in the steel industry, we have actively pursued several alternatives for realizing and maximizing the value of our electric generation facilities and our ability to curtail electricity consumption through operational changes. We have recently entered into a contract with our electric supplier to curtail our electric consumption during eight peak hours each weekday through at least September 15, 2001, in exchange for payments tied to a daily market index price of electricity. We have also agreed, in exchange for compensation that is also tied to the daily market price, to operate our generation facilities at maximum capacity during off-peak hours, when market prices justify doing so, to offset our purchases from our electric supplier.

     Current market conditions have forced the Company to operate only one of its three blast furnaces and to similarly reduce production throughout the mill. Reduced production levels adversely affect production efficiencies, significantly increasing product cost per ton. The Company is attempting to optimize production efficiency at these lower volume levels by, among other things, reducing shifts, idling certain facilities and altering production scheduling. In addition, high natural gas costs have recently returned to more normal levels.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Bankruptcy Accounting

     While in Chapter 11 bankruptcy, the Company applied the provisions in Statement of Position ("SOP") 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." SOP 90-7 does not change the application of generally accepted accounting principles in the preparation of financial statements. However, it does require that the financial statements for periods including and subsequent to filing the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

     The Company adopted, as of the effective date of the Plan, fresh-start accounting pursuant to SOP 90-7. Under fresh-start accounting, the reorganization fair value of the Company is allocated to the entity's assets, the Company's accumulated deficit is eliminated, and the equity in the new company is issued according to the Plan. As a result of adopting fresh-start accounting and emerging from Chapter 11 status, the Company's financial statements will not be comparable with those prepared before the Plan was consummated, including the accompanying financial statements.

  Pervasiveness of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Inventories

     Inventories include costs of material, labor and manufacturing overhead. Inventories are stated at the lower of cost (using a standard costing method which approximates weighted average cost) or market value. The composition of inventories as of September 30, 2000 and 1999 was as follows (dollars in thousands):

                                                            2000       1999
                                                           -------    -------
Raw materials............................................  $17,574    $17,081
Semi-finished and finished goods.........................   38,808     33,762
Operating materials......................................    2,309      4,617
                                                           -------    -------
                                                           $58,691    $55,460
                                                           =======    =======

     Operating materials consist primarily of production molds, platforms for the production molds and furnace lining refractories.

  Insurance Claim Receivable

     In August 1998, the Company settled its insurance claim related to a January 1996 plant-wide power outage associated with unusual weather conditions and an operator error. The Company received $24.5 million in September 1998 to resolve the claim. As a result of the settlement of the claim in fiscal year 1998, the Company recorded a $2.1 million offset to selling, general, and administrative expense, a reduction in property, plant and equipment of approximately $12.5 million and operating cost offsets of approximately $3.0 million primarily for depreciation expense previously taken on the reimbursed equipment in the accompanying financial statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:


Buildings......................................  31.5 years
Machinery and Equipment........................  2 - 30 years

     Major spare parts for machinery and equipment are capitalized and included in machinery and equipment in the accompanying financial statements. Major spare parts are depreciated using the straight-line method over the useful lives of the related machinery and equipment.

     Costs incurred in connection with the construction or major rebuild of facilities are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. As of September 30, 2000 and 1999, approximately $12.6 million and $6.2 million, respectively, of construction in progress was included in machinery and equipment in the accompanying balance sheets. Interest related to the construction or major rebuild of facilities is capitalized and amortized over the estimated life of the related asset. Capitalization of interest ceases when the asset is placed in service. The Company did not capitalize any interest during the year ended September 30, 2000. The Company capitalized approximately $0.1 million and $0.3 million of interest during the years ended September 30, 1999 and 1998, respectively.

     Maintenance and repairs are charged to expense as incurred and costs of improvements and betterments are capitalized. Upon disposal, related costs and accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in income.

  Other Assets

     Other assets consist primarily of a long-term defined benefit plan intangible asset of $10.6 million and $10.7 million at September 30, 2000 and 1999, respectively. Other assets also include deferred loan fees incurred in connection with obtaining long-term financing. The deferred loan fees are being amortized on a straight-line basis over the term of the applicable financing agreement. As a result of the bankruptcy filing, the Company wrote-off approximately $3.4 million of unamortized deferred loan fees on its Senior Notes during fiscal year 1999. Accumulated amortization of deferred loan fees totaled $1.3 million and $0.5 million at September 30, 2000 and 1999, respectively.

  Revenue Recognition

     Sales are recognized when the product is shipped to the customer. Sales are reduced by the amount of estimated customer claims. As of September 30, 2000 and 1999, reserves for estimated customer claims of $3.8 million and $4.2 million, respectively, were included in the allowance for doubtful accounts in the accompanying financial statements.

     In April 1999, the Company implemented the practice allowed by its contract with Mannesmann Pipe and Steel ("Mannesmann") to bill Mannesmann and receive payment for inventory that could be assigned to Mannesmann orders prior to actually shipping the product. When the funds were received for such inventory prior to shipment, the Company would defer the revenue recognition until the inventory was shipped. Until the product was shipped, the amount of the payment was reflected as a deferred revenue liability and/or inventory reserve. At September 30, 1999, the Company had received approximately $9.5 million from Mannesmann for inventory assigned to Mannesmann orders prior to shipment of the product. This $9.5 million was reflected as deferred revenue and included in the inventory reserve in the accompanying balance sheet as of September 30, 1999.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The contract with Mannesmann was terminated beginning July 1, 2000, with a 180 day phase out of the liquidity arrangement. The Company estimates that termination of the liquidity arrangement reduced the liquidity otherwise available to the Company by approximately $12 million. In addition, the Company's accounts receivable has increased significantly since the contract was terminated.

  Income Taxes

     The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

  Concentrations of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

  Long-Lived Assets

     The Company evaluates its long-lived assets for impairment at each balance sheet date for events and or changes in circumstances that may indicate the book value of an asset may not be recoverable. The Company uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable.

     During fiscal year 1998, the Company wrote-down approximately $17.8 million of impaired long lived assets. The write-down included $8.5 million of in-line scarfing equipment, $6.6 million of mineral property development costs and $2.7 million of other machinery and equipment. The in-line scarfing equipment was originally built to continuously condition the surface of slabs which allowed the Company to direct roll slabs through its manufacturing process. Prior to the implementation of the Company's slab caster, it was anticipated that 10% to 15% of the Company's slabs would have to be conditioned. Based on the continued operating performance of the Company's continuous caster, the Company determined that sustained use of the in-line scarfing equipment was not necessary. Because of its specialized nature and limited utility, this equipment has nominal resale value or alternative use. Accordingly, the equipment was written-down to a zero carrying value and will be retained by the Company as an idled facility.

     In order to improve blast furnace productivity and maximize production of hot metal, the Company shifted to the utilization of 100 percent iron ore pellets, rather than using a blend of pellets and lump ore from its mines in Southern Utah. Because the Company has determined to maintain this practice into the future, the Company decreased the estimated value of the mineral development costs associated with mining its Southern Utah ore to $1 million. The estimated value was based on fair value of the mineral property less estimated costs to sell. The Company will hold the mining properties and their remaining development costs with the objective to use lump ore as new technologies are developed that allow the Company in future years to utilize the iron ore reserves from these mines or in the event that the productivity needs from its blast furnaces change. The Company is uncertain as to when the reserves will be utilized, if ever. However, the mineral property is carried at estimated fair market value.

     The $2.7 million of other machinery and equipment included iron ingot molds and engineering costs related to a COREX cokeless ironmaking development project. The iron ingot molds are no longer used by the Company in the steelmaking process. The iron ingot molds have been valued at the iron scrap price less costs

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

to break the iron molds into a size to be melted in the steelmaking furnace. When the price of iron scrap declined due to weaker steel demand in 1998, the Company concluded that the value of the iron ingot molds had been impaired for the foreseeable future. The engineering costs related specifically to the COREX cokeless ironmaking project have been written-off because the Company has elected to pursue a different cokeless ironmaking technology.

  Basic and Diluted Net Income (Loss) Per Common Share

     Basic net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding during the periods. Diluted net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding plus the assumed exercise of all dilutive securities using the treasury stock method. For the years ended September 30, 2000, 1999 and 1998, outstanding options and warrants to purchase Class A common stock were not included in the calculation of diluted net loss per common share because their inclusion would be antidilutive. Pursuant to the Confirmation Order, discussed in Note 1, all outstanding options to purchase Class A common stock were canceled on the effective date of the bankruptcy Plan. Class B common stock is included in the weighted average number of common shares outstanding as one share for every ten shares outstanding because the Class B common stock was convertible to Class A common stock at this same rate.

     The net loss for the year ended September 30, 2000 was adjusted for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance. The net loss for the years ended September 30, 1999 and 1998 was adjusted for redeemable preferred stock dividends through February 1, 1999 and the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

  Defined Benefit Pension Plan

     The Company has a defined benefit pension plan covering all of its union employees, effective January 1, 1999. The plan provides benefits that are based on average monthly earnings of the participants. The Company's funding policy provides that payments to the plan shall be at least equal to the minimum funding requirements as actuarially determined by an independent consulting firm. The Company accounts for the plan in accordance with Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits."

  Recent Accounting Pronouncements

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. As a result, the Company will adopt the provisions of SFAS No. 133 in the first quarter of fiscal 2001. The adoption of this statement is not expected to have a material impact on the Company's financial statements.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. In June 2000, the SEC issued SAB 101B, which extended the implementation date to the Company's fourth quarter of fiscal 2001. The Company does not expect the adoption of SAB 101 to have a material impact on the Company's results of operations, financial position, or liquidity.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Reclassifications

     Certain reclassifications were made in the prior periods' financial statements to conform with the current year presentation.

3  SENIOR NOTES AND CREDIT FACILITY

     The aggregate amounts of principal maturities as of September 30, 2000 and 1999 consisted of the following (dollars in thousands):

                                                                2000        1999
                                                              --------    --------
Senior term notes issued publicly, interest payable January
  15 and July 15 at 9.5%, principal due January 15, 2004,
  unsecured.................................................  $190,000    $190,000
Senior term notes issued publicly, interest payable March 15 and September 15 at 11.125%, principal due March 15, 2001,
  unsecured.................................................   135,000     135,000
Debtor-in-possession credit facility from a syndicate of
  lenders, interest payable monthly at LIBOR (6.62% at
  September 30, 2000), plus 2.25%, due on the earlier of the consummation of a plan of reorganization or February 19,
  2001 (see discussion below), secured by inventories,
  accounts receivable and property, plant and equipment.....    82,675      55,466
                                                              --------    --------
                                                              $407,675    $380,466
                                                              ========    ========

     On January 3, 2001, Geneva Steel LLC entered into an agreement with Citicorp USA, Inc., as agent, which provided Geneva Steel LLC with a $110 million term loan ("Term Loan"). The Term Loan is 85% guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999 and secured by a first lien on the real property and equipment of Geneva Steel LLC and by a subordinated lien on its accounts receivable, inventory and certain other assets and proceeds thereof. The Term Loan agreement, as amended, requires relatively small monthly principal amortization payments beginning in April 2001 and is due and payable in full on September 30, 2005. The loan is structured in various tranches requiring different interest rates. The overall blended rate was approximately 9.7% at March 31, 2001. The agreement contains certain reporting, notice and affirmative and negative covenants. On April 30, 2001, the Term Loan was amended to change from quarterly principal amortization payments beginning June 2001 to monthly principal amortization payments beginning April 2001 and to provide a two month cash interest expense reserve of approximately $1.7 million in a cash collateral account.

     On January 3, 2001, Geneva Steel LLC entered into a revolving credit facility with a syndicate of banks led by Citicorp USA, Inc., as agent (the "Revolving Credit Facility"). The Revolving Credit Facility, in the amount of up to $125 million, is secured by a first lien on Geneva Steel LLC's inventories, accounts receivable and certain other assets, and proceeds thereof, and expires on March 31, 2005. Interest is payable at the defined base rate (8.0% at March 31, 2001) plus 1.75% or the defined LIBOR rate (5.57% at March 31, 2001) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available to the Company under the Revolving Credit Facility currently ranges between 50 and 55%, in the aggregate, of eligible inventories plus 85% of eligible accounts receivable. Borrowing availability under the Revolving Credit Facility is also subject to other financial tests and covenants relating primarily to the results of operations. There can be no assurance that such covenants and tests will be satisfied on an ongoing basis. As of June 30, 2001, the Company's eligible inventories, accounts receivable and other assets supported access to $68.5 million under the Revolving Credit Facility. As of June 30, 2001, the Company had $41.5 million available under the Revolving Credit Facility, with $24.2 million in borrowings and $2.8 million in outstanding letters of credit.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The terms of the Revolving Credit Facility and the Term Loan include cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Term Loan also include, among others, a minimum liquidity threshold below which certain financial covenants apply, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens.

     On April 30, 2001, the Company entered into a second amendment reducing to $35 million from $50 million the minimum liquidity threshold below which certain financial covenants apply to the Company. If borrowing availability on the Revolving Credit Facility declines below $35 million, the Company becomes subject to an EBITDA to cash interest expense ratio and a senior leverage ratio. These and other financial covenants would most likely not be met if the minimum liquidity threshold drops below $35 million, which would require the Company to request further amendments in order to avoid a default under the Revolving Credit Facility. In addition, the second amendment reduced the maximum capital expenditures and the tangible net worth requirement. There can be no assurance that the Company can stay above the minimum liquidity threshold, meet its financial and other covenants or, if necessary, obtain further amendments to the Revolving Credit Facility.

     In addition, the Company entered into notes payable of approximately $6.1 million with four creditors in connection with the implementation of the Plan. The payment terms of the notes range from six months to six years. One of the notes has an interest rate of 6%. The other three notes payable have no stated interest rate, but include imputed interest at 8.75%.

     On February 19, 1999, the U.S. District Court for the District of Utah granted the Company's motion to approve a $125 million debtor-in-possession credit facility with Congress Financial Corporation (the "Credit Facility"). The Credit Facility expired and was paid in full on the effective date of the Company's Plan, January 3, 2001. The Credit Facility was secured by, among other things, accounts receivable; inventory; and property, plant and equipment. Actual borrowing availability was subject to a borrowing base calculation and the right of the lender to establish various reserves, which it did. The amount available to the Company under the Credit Facility was approximately 60%, in the aggregate, of eligible inventories, plus 85% of eligible accounts receivable, plus 80% of the orderly liquidation value of eligible equipment up to a maximum of $40 million, less reserves on the various collateral established by the lender. Borrowing availability under the Credit Facility was also subject to other covenants.

     Albert Fried & Company, LLC also provided a short-term loan to the Company in the amount of $3.5 million pursuant to an agreement dated December 22, 2000. The proceeds of this loan were used to meet necessary operating expenses of the Company prior to the completion of its plan of reorganization. This loan was repaid from the proceeds of the Revolving Credit Facility at the time of the consummation of the plan of reorganization on January 3, 2001. Albert Fried & Company, LLC was paid loan commitments fees of $275,000 in connection with this transaction.

     In connection with the Company's filing of its voluntary petition for relief under Chapter 11 of the Bankruptcy Code on February 1, 1999, the Company wrote-off approximately $3.4 million of unamortized deferred loan fees on its Senior Notes during fiscal year 1999.

4  MAJOR CUSTOMER (DISTRIBUTOR) AND INTERNATIONAL SALES

     During the years ended September 30, 2000, 1999, and 1998, the Company derived approximately 83%, 72% and 33%, respectively, of its net sales through Mannesmann, which is a distributor to other companies.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

The agreement with Mannesmann to distribute the Company's products terminated on July 1, 2000. International sales during the years ended September 30, 2000, 1999 and 1998 did not exceed 10%.

5  INCOME TAXES

     The provision (benefit) for income taxes for the years ended September 30, 2000, 1999 and 1998 consisted of the following (dollars in thousands):

                                                        2000        1999       1998
                                                      --------    --------    -------
Current income tax provision
  Federal...........................................  $     --    $     --    $   227
  State.............................................        --          --         32
                                                      --------    --------    -------
                                                            --          --        259
                                                      --------    --------    -------
Deferred income tax provision (benefit)
  Federal...........................................    13,571      51,418      3,461
  State.............................................     1,939       7,345        495
  Change in valuation allowance.....................   (15,510)    (58,763)    (6,005)
                                                      --------    --------    -------
                                                            --          --     (2,049)
                                                      --------    --------    -------
Benefit for income taxes............................  $     --    $     --    $(1,790)
                                                      ========    ========    =======

     The benefit for income taxes as a percentage of loss for the years ended September 30, 2000, 1999 and 1998 differs from the statutory federal income tax rate due to the following:

                                                              2000     1999     1998
                                                              -----    -----    -----
Statutory federal income tax rate...........................  (35.0)%  (35.0)%  (35.0)%
State income taxes, net of federal income tax impact........   (3.3)    (3.3)    (3.3)
Change in valuation allowance...............................   38.3     38.3     29.7
                                                              -----    -----    -----
Effective income tax rate...................................     --%      --%    (8.6)%
                                                              =====    =====    =====

     As of September 30, 2000, the Company had deferred income tax assets of $148.6 million. The deferred income tax assets have been reduced by a $80.3 million valuation allowance. This valuation allowance was established during the years ended September 30, 2000, 1999 and 1998, for a portion of the Company's net operating loss carryforward. The components of the net deferred income tax assets and liabilities as of September 30, 2000 and 1999 were as follows (dollars in thousands):

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2000       1999
                                                              --------    -------
Deferred income tax assets:
Net operating loss carryforward.............................  $123,046    $89,214
Provision for rejected executory contract...................     9,288         --
Inventory costs capitalized.................................     2,870      9,481
Alternative minimum tax credit carryforward.................     6,464      6,464
Accrued vacation............................................     1,323      1,168
Allowance for doubtful accounts.............................     3,286      4,179
General business credits....................................     1,445      2,064

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2000       1999
                                                              --------    -------
Other.......................................................       889        374
                                                              --------    -------
Total deferred income tax assets............................   148,611    112,944
Valuation allowance.........................................   (80,278)   (64,768)
                                                              --------    -------
                                                                68,333     48,176
                                                              --------    -------
Deferred income tax liabilities:
Accelerated depreciation....................................   (46,340)   (46,181)
Post bankruptcy petition interest on Senior Notes...........   (21,109)        --
Operating supplies..........................................      (884)    (1,995)
                                                              --------    -------
Total deferred income tax liabilities.......................   (68,333)   (48,176)
                                                              --------    -------
                                                              $     --    $    --
                                                              ========    =======

     As of September 30, 2000, the Company had a net operating loss carryforward for financial reporting purposes of approximately $210.1 million. As of September 30, 2000, the Company had a net operating loss carryforward and an alternative minimum tax credit carryforward for tax reporting purposes of approximately $321.7 million and $6.5 million, respectively. Net operating loss carryforwards of $45.7 million, $36.7 million, $16.4 million, $39.7 million, $142.8 million and $40.4 million expire on December 31, 2009, 2011, 2012, 2018,
2019 and 2020, respectively. The alternative minimum tax credit carryforward of $6.5 million at September 30, 2000, currently does not expire.

6  COMMITMENTS AND CONTINGENCIES

  Capital Projects

     The Company has incurred substantial capital expenditures to modernize its steelmaking, casting, rolling and finishing facilities, thereby reducing overall operating costs, broadening the Company's product lines, improving product quality and increasing throughput rates. The Company spent approximately $13.0 million and $8.0 million on capital projects during the fiscal years ended September 30, 2000 and 1999, respectively. These expenditures were made primarily in connection with the Company's ongoing modernization and capital maintenance efforts. Capital expenditures for fiscal year 2001 are budgeted at approximately $10 million, which includes blast furnace repairs and other capital maintenance spending. Given the Company's recent emergence from Chapter 11, current market conditions, and the uncertainties created thereby, the Company is continuing to closely monitor and control its capital spending levels. Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan.

  Legal Matters

     The Company is subject to various legal matters, which it considers normal for its business activities. Management, after consultation with the Company's legal counsel, believes that, with the exception of matters relating to the Chapter 11 bankruptcy proceeding, and the used oil reclamation proceeding discussed below under "Environmental Matters," these matters will not have a material impact on the financial condition or results of operations of the Company.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Environmental Matters

     Compliance with environmental laws and regulations is a significant factor in the Company's business. The Company is subject to federal, state and local environmental laws and regulations concerning, among other things, air emissions, wastewater discharge, and solid and hazardous waste disposal.

     The Company has incurred substantial capital expenditures for environmental control facilities, including the Q-BOP furnaces, the wastewater treatment facility, the benzene mitigation equipment, the coke oven gas desulfurization facility and other projects. The Company has budgeted an aggregate total of approximately $4.0 million for environmental capital improvements in fiscal years 2001 and 2002. Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future. Although the Company has budgeted for capital expenditures for environmental matters, it is not possible at this time to predict the amount of capital expenditures that may ultimately be required to comply with all environmental laws and regulations.

     The Company accrues for losses associated with environmental remediation obligations when such losses are probable and the amount of associated costs is reasonably determinable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the engineering or feasibility study or the commitment to a formal plan of action. These accruals may be adjusted as further information becomes available or circumstances change. If recoveries of remediation costs from third parties are probable, a receivable is recorded. As of September 30, 2000, the Company determined that there were no environmental compliance or remediation obligations requiring accrual in the accompanying financial statements.

     Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the EPA and the states have authority to impose liability on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Other environmental laws and regulations may also impose liability on the Company for conditions existing prior to the Company's acquisition of the steel mill.

     At the time of the Company's acquisition of the steel mill, the Company and USX Corporation ("USX") identified certain hazardous and solid waste sites and other environmental conditions which existed prior to the acquisition. USX has agreed to indemnify the Company (subject to the sharing arrangements described below) for any fines, penalties, costs (including costs of clean-up, required studies and reasonable attorneys' fees), or other liabilities for which the Company becomes liable due to any environmental condition existing on the Company's real property as of the acquisition date that is determined to be in violation of any environmental law, is otherwise required by applicable judicial or administrative action, or is determined to trigger civil liability (the "Pre-existing Environmental Liabilities"). The Company has provided a similar indemnity (but without the sharing arrangement described below) to USX for conditions that may arise after the acquisition. Although the Company has not completed a comprehensive analysis of the extent of the Pre-existing Environmental Liabilities, such liabilities could be material.

     Under the acquisition agreement between the two parties, the Company and USX agreed to share on an equal basis the first $20 million of costs incurred by either party to satisfy any government demand for studies, closure, monitoring, or remediation at specified waste sites or facilities or for other claims under CERCLA or the Resource Conservation and Recovery Act. The Company is not obligated to contribute more than $10 million for the clean-up of wastes generated prior to the acquisition. The Company believes that it has paid the full $10 million necessary to satisfy its obligations under the cost-sharing arrangement. USX has advised the Company, however, of its position that a portion of the amount paid by the Company may not be properly credited against the Company's obligations. This issue is currently being litigated in bankruptcy court. Although the Company believes that USX's position is without merit, there can be no assurance that this

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

matter will be resolved in our favor. The Company and USX have several disagreements regarding the scope and actual application of USX's indemnification obligations. The Company's ability to obtain indemnification from USX in the future will depend on factors which may be beyond the Company's control and may also be subject to litigation.

     The Company's used oil reclamation system has recently come under scrutiny by the Utah Division of Solid and Hazardous Waste ("UDSHW") and the U.S. Environmental Protection Agency ("EPA") for certain alleged violations of Utah's used oil regulations. These assertions are contained in a UDSHW letter addressed to the Company supported by an attached EPA opinion letter addressed to UDSHW. In a separate assertion, the EPA has also indicated that the Company may be in violation of the Oil Pollution Act of 1990. The Company believes that its longstanding used oil reclamation process qualifies for pertinent regulatory exemptions and intends to vigorously contest any asserted liability by either agency. The State of Utah has issued a Notice of Violation to the Company dated May 3, 2001. Total requested penalties are not specified. Potential penalties could be significant; nevertheless, UDSHW staff have indicated that the agency is not particularly interested in collecting a large fine but would prefer to work with the Company to upgrade the used oil system. The Company has expressed a willingness to work with UDSHW towards such a goal. Negotiations are ongoing. The State can impose civil penalties of up to $10,000 per day, and the Federal Government can impose penalties up to $27,500 per day if it is not satisfied with the State's handling of the matter. Moreover, the cost of corrective action would be material.

  Purchase Commitments

     On February 10, 1989, the Company entered into an agreement, which has subsequently been amended, to purchase interruptible and firm back-up power through February 28, 2002. For interruptible power, the Company pays an energy charge adjusted annually to reflect changes in the supplier's average energy costs and facilities charge, based on 110,000 kilowatts, adjusted annually to reflect changes in the supplier's per megawatt fixed transmission investment. The Company's minimum purchase commitment is $2.5 million, $2.6 million and $0.7 million for fiscal years 2001, 2002 and 2003, respectively.

     Effective July 12, 1990, the Company entered into an agreement, which was subsequently amended in April 1992, to purchase 100% of the oxygen, nitrogen and argon produced at a facility located at the Company's steel mill which is owned and operated by an independent party. The contract expires in September 2006 and specifies that the Company will pay a base monthly charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in the Producer's Price Index ("PPI"). The annual base charge is approximately $5.1 million.

     Effective June 6, 1995, the Company entered into an agreement to purchase 800 tons a day of oxygen from a new plant constructed at the Company's steel mill which is owned and operated by an independent party. The new plant was completed June 20, 1997. The Company pays a monthly facility charge which is adjusted semi-annually each January 1 and July 1 based on an index. The contract continues through July 2012 and includes a minimum annual facility charge of approximately $5.3 million.

     Effective June 10, 1997, the Company entered into an agreement to purchase 100% of the oxygen, nitrogen and argon produced at a facility that is owned and operated by an independent party. The contract expires in September 2002 and specifies that the Company will pay a monthly facility charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in PPI. The minimum annual facility charge is approximately $1.0 million.

     Effective July 1, 2000, the Company entered into an agreement to purchase 35,000 MMBtu per day of natural gas with provisions to offsell any unusable volumes to offset other agreements with the expiration date of July 1, 2002. The price is adjusted monthly based on the index price as reported by "Inside FERC Gas

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Market Report." The Company's minimum purchase commitment is approximately $50.2 million for fiscal year 2001.

     On September 12, 1997, the Company entered into an agreement to purchase natural gas transportation service for 35,000 decatherms per day commencing October 1, 1998 and continuing through September 30, 2003. The Company's minimum purchase commitment is approximately $1.48 million per year.

     The Company has historically purchased iron ore pellets from USX. The Company's long-term pellet agreement with USX expired on March 31, 2001, but has extended pursuant to its terms and is now subject to termination on 45 days prior written notice. The Company has reached a tentative agreement with USX to continue to supply iron ore pellets through March 31, 2003. The terms and conditions of the contract are currently being finalized and the Company anticipates a formal supply agreement will be completed within the next few months. However, there can be no assurance that a new contract can be completed or that USX will continue to supply pellets to the Company. If the Company is unable to enter into a new pellet supply contract, the Company's operating results could be adversely affected.

  Lease Obligations

     The Company leases certain facilities and equipment used in its operations. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The aggregate commitments under non-cancelable operating leases exclude executory lease contracts rejected as part of the Chapter 11 proceedings. The aggregate commitments under non-cancelable operating leases at September 30, 2000, were as follows (dollars in thousands):

YEAR ENDING SEPTEMBER 30,
-------------------------
2001..............................................    $3,374
2002..............................................       950
2003..............................................       162
2004..............................................         7
2005..............................................         7
Thereafter........................................        86
                                                      ------
                                                      $4,586
                                                      ======

     Total rental expense for non-cancelable operating leases was approximately $4.4 million, $8.7 million and $9.2 million for the years ended September 30, 2000, 1999 and 1998, respectively.

  Letters of Credit

     As of September 30, 2000, the Company had outstanding letters of credit totaling approximately $3.8 million.

  Other Matters

     In September 2000, Utah OSHA began an audit at the Company's plant, which has been completed. The Company has received a report which includes various citations and seeks penalties aggregating $213,000. The Company has appealed the citations and is awaiting a hearing. Utah OSHA is also investigating the death of an employee that occurred in the Blast Furnace area when steel pellets were released into a rail car in which he was working. A final report and citation has been issued seeking penalties of $43,000. The Company has appealed the citation and is awaiting a hearing date.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's current union contract with the United Steelworkers of America expires on April 30, 2002.

7  REDEEMABLE PREFERRED STOCK

     In March 1993, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") at a price of $100 per share and related warrants to purchase an aggregate of 1,132,000 shares of Class A common stock. As of September 30, 2000, the Redeemable Preferred Stock consisted of 388,358 shares, no par value, with a liquidation preference of approximately $151 per share. Pursuant to the Redeemable Preferred Stock Agreement, 11,642 shares of Redeemable Preferred Stock have been used by the holders thereof to pay for the exercise of warrants to purchase 233,502 shares of Class A common stock. Upon the expiration of the warrants in March of 2000, the Company reclassified the balance of the warrants to purchase Class A common stock as Class A common stock. The warrants to purchase the Company's Class A common stock were exercisable at $11 per share, subject to adjustment in certain circumstances, and expired in March 2000. Dividends on the Redeemable Preferred Stock accrued at a rate equal to 14% per annum of the liquidation preference and were payable quarterly in cash from funds legally available therefor. Restricted payment limitations under the Senior Notes precluded payment of the quarterly preferred stock dividends beginning with the dividend due June 15, 1996. Unpaid dividends accumulated and accrued additional dividends at a rate of 14% per annum. As of February 1, 1999, the Company discontinued recording dividends on the Redeemable Preferred Stock. Unpaid contractual dividends as of September 30, 2000, were approximately $51.0 million, which is $22.5 million in excess of dividends accrued in the accompanying balance sheet. The Company did not pay dividends on the Redeemable Preferred Stock during the pendency of its Chapter 11 proceeding. Pursuant to the Plan, as discussed in Note 1, the holders of the redeemable preferred stock did not receive any distributions under the Plan and all rights in the redeemable preferred stock were terminated.

8  STOCK OPTIONS

     Effective July 20, 1990, the Company's Board of Directors adopted a Key Employee Plan (the "Employee Plan") which was approved by the Company's stockholders in January 1991. The Employee Plan provided that incentive and nonstatutory stock options to purchase Class A common stock and corresponding stock appreciation rights may be granted. The Employee Plan provided for issuance of up to 1,000,000 shares of Class A common stock, with no more than 750,000 shares of Class A common stock cumulatively available upon exercise of incentive stock options.

     The Employee Plan Committee (the "Committee"), consisting of outside directors, determined the time or times when each incentive or nonstatutory stock option vested and became exercisable; provided no stock option could be exercisable within six months of the date of grant (except in the event of death or disability) and no incentive stock option could be exercisable after the expiration of ten years from the date of grant. The exercise price of incentive stock options to purchase Class A common stock must be at least the fair market value of the Class A common stock on the date of grant. The exercise price of nonstatutory options to purchase Class A common stock was determined by the Committee.

     Effective December 18, 1996, the Company's Board of Directors adopted the Geneva Steel Company 1996 Incentive Plan (the "Incentive Plan") which was approved by the Company's shareholders in February 1997. The Incentive Plan provided that 1,500,000 shares of class A common stock will be available for the grant of options or awards.

     The Incentive Plan was administered by a committee consisting of non-employee directors of the Company (the "Committee"). The Committee determined, among other things, the eligible employees, the number of options granted and the purchase price, terms and conditions of each award, provided that the term

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

did not exceed ten years. The per share purchase price could not be less than 80 percent of the fair market value on the date of grant.

     The Incentive Plan also provided for the non-discretionary grant of options to non-employee directors ("Director Options"). Each non-employee director who became a director after January 1, 1997 was granted a Director Option of 4,000 shares upon election or appointment. In addition, annually on the first business day on or after January 1 of each calendar year that the Incentive Plan was in effect, all non-employee directors who were members of the Board at the time were granted a Director Option of 2,000 shares; provided, however, that a director was not entitled to receive an annual grant during the year elected or appointed. Director Options were granted at a purchase price equal to the fair market value of the shares on the date of grant. Director Options vested at 40 percent on the second anniversary of the date of grant and an additional 20 percent on the third, fourth and fifth anniversaries of the date of grant, provided that the director remained in service as a director on each date. The Director Options generally had a ten year term.

     Stock option activity for the years ended September 30, 2000, 1999 and 1998 consisted of the following:

                                                           EXERCISE       WEIGHTED AVERAGE
                                           NUMBER OF      PRICE PER        EXERCISE PRICE
                                            SHARES       SHARE RANGE         PER SHARE
                                           ---------    --------------    ----------------
Outstanding at September 30, 1997........  1,626,663    $ 2.25 - 10.91         $4.93
Granted..................................    304,486       2.06 - 2.44          2.76
Canceled.................................    (40,010)      2.25 - 8.66          7.19
                                           ---------    --------------         -----
Outstanding at September 30, 1998........  1,891,139      2.06 - 10.91          4.54
Granted..................................     10,000              0.56          0.56
Canceled.................................   (660,166)      2.25 - 7.75          4.30
                                           ---------    --------------         -----
Outstanding at September 30, 1999........  1,240,973      0.56 - 10.91          4.63
Canceled.................................   (141,850)    02.25 - 10.91          9.50
                                           ---------    --------------         -----
Outstanding at September 30, 2000........  1,099,123    $  0.56 - 7.75         $4.00
                                           =========    ==============         =====

     Options to purchase 948,827, 1,003,772 and 1,032,606 shares of Class A common stock were exercisable on September 30, 2000, 1999 and 1998, respectively. There were no options granted during the fiscal year 2000. As of the effective date of the Plan, all rights in the outstanding options were terminated and the Employee Plan and Incentive Plan will have no further force and effect. As of September 30, 2000, 661,776 shares of Class A common stock are available for grant under the plans.

     The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation expense for the Company's stock option plans been determined in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based compensation," the Company's net loss and diluted net loss per common share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                         YEAR ENDED SEPTEMBER 30,
                                                     --------------------------------
                                                      2000        1999         1998
                                                     -------    ---------    --------
Net loss as reported...............................  $(8,971)   $(185,107)   $(18,943)
Net loss pro forma.................................   (8,971)    (185,254)    (19,166)

Diluted net loss per common share as reported......  $  (.58)   $  (11.33)   $  (1.90)
Diluted net loss per common share pro forma........     (.58)      (11.34)      (1.92)

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for grants in 1999 and 1998, in calculating compensation cost: expected stock price volatility of 89.6% and 71.6% for 1999 and 1998, respectively, an average risk free interest rate of approximately 5.3% and 5.75% for 1999 and 1998, respectively, and expected lives ranging between three years to seven years for 1999 and 1998.

     The weighted average fair value of options granted during fiscal years 1999 and 1998 was $0.56 and $2.76 per share, respectively. At September 30, 2000, the 1,099,123 options outstanding had exercise prices between $0.56 and $7.75 per share with a weighted average exercise price of $3.96 and a weighted average remaining contractual life of 5.6 years. 948,827 of these options were exercisable with a weighted average exercise price of $4.17.

     Pursuant to the Plan, as discussed in Note 1, all outstanding options to purchase shares of Class A common stock were canceled on January 3, 2001, the effective date of the bankruptcy Plan. Under the terms of an executive stock option program included in the Plan approved by the Bankruptcy Court, the executive officers and a manager of the Company received options to purchase an aggregate 418,349 shares of common stock of Geneva Steel Holdings Corp. These options vest 25% on the date of grant and 25% on the first, second, and third anniversaries of the date of grant. The options have a term of ten years from the date on which they vest. The exercise price of $2.04 per share was based on the average closing price for 30 trading days after the effective date of the Plan.

9  EMPLOYEE BENEFIT PLANS

  Union Savings and Pension Plan

     The Company has a savings and pension plan which provides benefits for all eligible employees covered by the collective bargaining agreement. This plan is comprised of two qualified plans: (1) a union employee savings 401(k) plan with a cash or deferred compensation arrangement and matching contributions and (2) a noncontributory defined contribution pension plan.

     Participants may direct the investment of funds related to their deferred compensation in this plan. The Company matches participants' contributions not to exceed 1% of their compensation. Beginning in December 1998, the Company match has been made in cash. Prior to December 1998, the Company matched participants' contributions to the savings plan in shares of class A common stock. For the pension plan, the Company contributed 5 1/4% of each participant's compensation to this plan for the period May 1, 1999 through September 30, 2000. The Company contributed 5% of each participants' compensation to this plan for the period October 1, 1997 through April 30, 1999. Total contributions by the Company for both plans for the years ended September 30, 2000, 1999 and 1998 were $4.2 million, $2.9 million and $5.1 million, respectively. The participants vest in these contributions at 20% for each year of service until fully vested after five years.

  Union Employee Defined Benefit Plan

     The Company provides a union employee defined benefit pension plan. The plan covers all of the Company's union employees and is effective January 1, 1999. Benefits under the Plan are determined based upon a flat dollar formula, which is calculated as a flat dollar amount multiplied by the years of credited service with pro rata adjustments for the whole months of credited service. Benefit accounts are reduced by benefits payable to the retiree from the USX pension plan and the Company's other pension plan. The

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

following provides a reconciliation of the change in benefit obligation for fiscal years 2000 and 1999 (dollars in thousands):

                                                               2000       1999
                                                              -------    -------
Benefit obligation at beginning of fiscal year..............  $11,682    $12,047
  Service cost..............................................      246        201
  Interest cost.............................................      962        621
  Actual distributions......................................     (532)      (486)
  Actuarial gains...........................................      827       (701)
                                                              -------    -------
Benefit obligation at end of fiscal year....................  $13,185    $11,682
                                                              =======    =======

     The following provides a reconciliation for plan assets for the fiscal years 2000 and 1999 (dollars in thousands):

                                                               2000     1999
                                                              ------    -----
Fair value of plan assets at beginning of fiscal year.......  $  116    $  --
  Company contributions.....................................   2,475      600
  Benefits paid from plan assets............................    (532)    (486)
  Actual return on plan assets..............................     (73)       2
                                                              ------    -----
Fair value of plan assets at end of fiscal year.............  $1,986    $ 116
                                                              ======    =====

     The following provides the funded status of the plan as of September 30, 2000 and 1999 (dollars in thousands):


                                                                2000        1999
                                                              --------    --------
  Funded status.............................................  $(11,199)   $(11,566)
  Unrecognized prior service cost...........................    10,617      11,434
  Unrecognized net actuarial loss...........................       260        (703)
                                                              --------    --------
  Preliminary accrued benefit liability.....................      (322)       (835)
                                                              --------    --------
  Additional liability......................................   (10,877)    (10,731)
                                                              --------    --------
Funded Status of plan at the end of fiscal year.............  $ 11,199    $ 11,566
                                                              ========    ========


     Net periodic pension cost includes the following components for the years ended September 30, 2000 and 1999 (dollars in thousands):

Service cost................................................  $  246    $  201
Interest cost...............................................     962       621
Amortization of prior service cost..........................     817       613
Expected return on plan assets..............................     (63)       --
                                                              ------    ------
                                                              $1,962    $1,435
                                                              ======    ======

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The assumptions as of September 30, 2000 and 1999 are as follows:

                                                              2000    1999
                                                              ----    ----
Discount rate...............................................  8.00%   8.00%
Long-term rate of return on plan assets.....................  8.00%   8.00%
Rate of compensation increase...............................  3.00%   3.00%

  Defined Contribution Union Employee Post-Retirement Medical Plan

     Effective March 1, 1995, the Company established a defined contribution Union employee post-retirement medical plan pursuant to a collective bargaining agreement. The plan is for the benefit of eligible retirees. The Plan is funded by Company contributions to a voluntary Employee Beneficiary Association Trust. Company contributions to the plan are $.25 from April 1, 2000 through September 30, 2000, $.20 from April 1, 1999 through March 31, 2000, $.15 from April 1,
1998 through March 31, 1999 and $.10 prior to May 1, 1998 for each hour of work performed by employees covered by the collective bargaining agreement. In addition, union employees provided a contribution to the plan based on a reduction from their performance dividend plan payment until April 30, 1998. Beginning in February 2000, the plan provides retiree medical benefits subject to a cost sharing arrangement with eligible retirees. The benefit cost sharing arrangement amount is determined annually based on number of participants, available funds in the trust and cost of the medical insurance.

  Management Employee Savings and Pension Plan

     The Company has a savings and pension plan which provides benefits for all eligible employees not covered by the collective bargaining agreement. This plan is comprised of two qualified plans: (1) a management employee savings 401(k) plan with a cash or deferred compensation arrangement and discretionary matching contributions and (2) a noncontributory defined contribution pension plan.

     Participants may direct the investment of funds related to their deferred compensation in this plan. The employee savings plan provides for discretionary matching contributions as determined each plan year by the Company's Board of Directors. The Board of Directors elected to match participants' contributions to the employee savings plan up to 4% of their compensation. Beginning in December 1998, the Company began matching participants' contributions in cash. Prior to December 1998, the Company matched participants' contributions to the savings plan in shares of Class A common stock. For the pension plan, the Company contributed 5 1/4% of each participant's compensation to this plan for the period May 1, 1999 through September 30, 2000. The Company contributed 5% of each participants compensation to this plan for the period October 1, 1997 through April 30, 1999. During the years ended September 30, 2000, 1999 and 1998, total contributions by the Company were $1.4 million, $1.4 million and $1.9 million, respectively. The participants vest in the Company's contributions at 20% for each year of service until fully vested after five years.

  Profit Sharing and Bonus Programs

     The Company has a profit sharing program for full-time union eligible employees. Participants receive payments based upon operating income reduced by an amount equal to a portion of the Company's capital expenditures. No profit sharing was accrued or paid in the years ended September 30, 2000, 1999 and 1998.

     The Company also has implemented a performance dividend plan designed to reward employees for increased shipments. As shipments increase above an annualized rate of 1.5 million tons, compensation under this plan increases. Payments made under the performance dividend plan are deducted from any profit sharing obligations to the extent such obligations exceed the performance dividend plan payments in any given fiscal

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

year. During the years ended September 30, 2000, 1999 and 1998, performance dividend plan expenses were $5.3 million, $0.7 million and $8.5 million, respectively.

  Supplemental Executive Plans

     The Company maintains insurance and retirement agreements with certain of the management employees and executive officers. Pursuant to the insurance agreements, the Company pays the annual premiums and receives certain policy proceeds upon the death of the retired management employee or executive officer. Pursuant to the retirement agreements, the Company provides for the payment of supplemental benefits to certain management employees and executive officers upon retirement.

10  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     A summary of selected quarterly financial information for the years ended September 30, 2000 and 1999 is as follows (dollars in thousands, except per share amounts):

2000 QUARTERS                              FIRST       SECOND      THIRD       FOURTH
-------------                             --------    --------    --------    --------
Net sales...............................  $126,167    $149,724    $153,939    $134,400
Gross margin............................      (694)      5,563       6,157      (7,244)
Net income (loss).......................     1,761      (1,666)        492      (9,558)
Net income (loss) applicable to common
  shares................................     1,574      (1,854)        302      (9,749)
Basic and diluted net income (loss) per
  common share..........................      0.09       (0.11)       0.02       (0.58)

1999 QUARTERS                              FIRST       SECOND      THIRD       FOURTH
-------------                             --------    --------    --------    --------
Net sales...............................  $ 78,699    $ 59,345    $ 87,000    $ 89,682
Gross margin............................   (29,538)    (31,559)    (21,535)    (24,454)
Net loss................................   (49,818)    (42,279)    (29,491)    (63,519)
Net loss applicable to common shares....   (53,008)    (43,545)    (29,677)    (63,706)
Basic and diluted net loss per common
  share.................................     (3.30)      (2.68)      (1.76)      (3.78)

                          GENEVA STEEL HOLDINGS CORP.

             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                 AS OF DECEMBER 31, 2000 (REORGANIZED COMPANY)
                  AND SEPTEMBER 30, 2000 (PREDECESSOR COMPANY)
                       AND FOR THE PREDECESSOR COMPANY'S
                 THREE MONTHS ENDED DECEMBER 31, 2000 AND 1999.

                          GENEVA STEEL HOLDINGS CORP.

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                              REORGANIZED      PREDECESSOR
                                                                COMPANY          COMPANY
                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  2000            2000
                                                              ------------    -------------
                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash......................................................    $ 22,862        $      --
  Accounts receivable, net..................................      63,211           57,212
  Inventories...............................................      54,341           58,691
  Deferred income taxes.....................................       8,195            8,373
  Prepaid expenses and other................................       1,422            5,066
                                                                --------        ---------
          Total current assets..............................     150,031          129,342
                                                                --------        ---------
Property, plant and equipment...............................     175,747          662,370
  Less accumulated depreciation.............................          --         (319,143)
                                                                --------        ---------
     Net property, plant and equipment......................     175,747          343,227
                                                                --------        ---------
Other assets................................................      17,881           11,221
                                                                --------        ---------
                                                                $343,659        $ 483,790
                                                                ========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities not subject to compromise:
  Revolving credit facility.................................    $     --        $  82,675
  Accounts payable..........................................      43,041           19,923
  Accrued liabilities.......................................      13,090           14,528
  Accrued payroll and related taxes.........................       9,633            9,355
  Current portion of long-term debt.........................       2,339               --
  Accrued pension and profit sharing costs..................         689              585
                                                                --------        ---------
          Total current liabilities.........................      68,792          127,066
                                                                --------        ---------
Liabilities subject to compromise:
  Senior notes..............................................          --          325,000
  Accounts payable..........................................          --           52,658
  Accrued dividends payable.................................          --           28,492
  Accrued interest payable..................................          --           15,409
  Accrued liabilities.......................................          --            3,125
                                                                --------        ---------
                                                                      --          424,684
                                                                --------        ---------
Long-term debt..............................................     117,655               --
                                                                --------        ---------
Long-term employee defined benefits.........................      10,617           10,617
                                                                --------        ---------
Deferred income tax liabilities.............................       8,195            8,373
                                                                --------        ---------
Redeemable preferred stock..................................          --           56,757
                                                                --------        ---------
Stockholders' equity (deficit):
  Preferred stock, no par value; 10,000,000 shares
     authorized; none issued and outstanding at December 31,
     2000...................................................          --               --
  Common stock, $.01 par value; 40,000,000 shares
     authorized; 6,760,659 shares issued and outstanding at
     December 31, 2000......................................          68               --
  Additional paid-in-capital................................     138,332               --
  Class A common stock......................................          --          100,870
  Class B common stock......................................          --            5,148
  Accumulated deficit.......................................          --         (249,725)
                                                                --------        ---------
          Total stockholders' equity (deficit)..............     138,400         (143,707)
                                                                --------        ---------
                                                                $343,659        $ 483,790
                                                                ========        =========

The accompanying unaudited notes to condensed consolidated financial statements are
   an integral part of these unaudited condensed consolidated balance sheets.

                          GENEVA STEEL HOLDINGS CORP.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 THREE MONTHS ENDED DECEMBER 31, 2000 AND 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              PREDECESSOR COMPANY
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                                                  (UNAUDITED)
Net sales...................................................  $112,183    $126,169
Cost of sales...............................................   134,257     126,863
                                                              --------    --------
  Gross margin..............................................   (22,074)       (694)
Selling, general and administrative expenses................     4,712       3,348
                                                              --------    --------
  Loss from operations......................................   (26,786)     (4,042)
                                                              --------    --------
Other income (expense):
  Interest and other income.................................        56          53
  Interest expense (total contractual interest of $11,332
     and $9,752 in 2000 and 1999, respectively).............    (3,065)     (1,485)
  Gain on asset sales.......................................        --       8,349
                                                              --------    --------
                                                                (3,009)      6,917
                                                              --------    --------
Income (loss) before reorganization items and extraordinary
  item......................................................   (29,795)      2,875
Reorganization items........................................     2,493       1,114
                                                              --------    --------
Net income (loss) before extraordinary item.................   (32,288)      1,761
Extraordinary item:
  Gain on cancellation of indebtedness......................   249,289          --
                                                              --------    --------
Net income..................................................   217,001       1,761
                                                              --------    --------
Less redeemable preferred stock dividends and accretion for
  original issue discount...................................       191         187
                                                              --------    --------
Net income applicable to common shares......................  $216,810    $  1,574
                                                              ========    ========
Basic and diluted net income per common share:
  Net income (loss) before extraordinary item...............  $  (1.93)   $    .09
  Extraordinary item........................................     14.79          --
                                                              --------    --------
  Net income................................................  $  12.86    $    .09
                                                              ========    ========
Weighted average common shares outstanding..................    16,854      16,854
                                                              ========    ========

The accompanying unaudited notes to condensed consolidated financial statements are
     an integral part of these unaudited condensed consolidated statements.

                          GENEVA STEEL HOLDINGS CORP.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 THREE MONTHS ENDED DECEMBER 31, 2000 AND 1999
                             (DOLLARS IN THOUSANDS)

                                                               PREDECESSOR COMPANY
                                                              ---------------------
                                                                2000         1999
                                                              ---------    --------
                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $ 217,001    $  1,761
  Adjustments to reconcile net income to net cash provided
     by (used for) operating activities:
  Depreciation..............................................     10,389      10,681
  Amortization..............................................        329         198
  Gain on cancellation of indebtedness......................   (249,289)         --
  Gain on asset sales.......................................         --      (8,349)
     (Increase) decrease in current assets --
     Accounts receivable, net...............................     (5,799)      2,633
     Inventories............................................      4,350       1,525
     Prepaid expenses and other.............................      3,644        (144)
     Increase (decrease) in current liabilities --
     Accounts payable.......................................     18,843      (2,110)
     Accrued liabilities....................................     (1,357)     (3,431)
     Accrued payroll and related taxes......................        278         517
     Accrued interest payable...............................        225          --
     Accrued pension and profit sharing costs...............        104         869
                                                              ---------    --------
  Net cash provided by (used for) operating activities......     (1,282)      4,150
                                                              ---------    --------
Cash flows from investing activities:
  Purchases of property, plant and equipment................     (1,452)       (639)
  Proceeds from sale of property, plant and equipment.......         --       8,595
                                                              ---------    --------
  Net cash provided by (used for) investing activities......     (1,452)      7,956
                                                              ---------    --------
Cash flows from financing activities:
  Borrowings from credit facilities.........................     18,991       1,353
  Payments on credit facilities.............................    (97,740)    (13,850)
  Borrowings on long-term debt..............................    116,069          --
  Payments of deferred loan costs...........................     (6,989)         --
  Change in bank overdraft..................................     (4,735)        391
                                                              ---------    --------
  Net cash provided by (used for) financing activities......     25,596     (12,106)
                                                              ---------    --------
Net change in cash..........................................     22,862          --
Cash at beginning of period.................................         --          --
                                                              ---------    --------
Cash at end of period.......................................  $  22,862    $     --
                                                              =========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................  $   3,065    $  1,064
Supplemental disclosure of noncash operating activities:
  Cancellation of indebtedness..............................  $ 387,689    $     --
  Extinguishment of old common stock........................   (106,018)         --
  Issuance of new common stock..............................    138,400          --

The accompanying unaudited notes to condensed consolidated financial statements are
     an integral part of these unaudited condensed consolidated statements.

                          GENEVA STEEL HOLDINGS CORP.

         UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) VOLUNTARY FILING FOR RELIEF UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE

     On February 1, 1999, Geneva Steel Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, Central Division (the "Bankruptcy Court"). The filing was made necessary by a lack of sufficient liquidity. Beginning in fiscal year 1998, the Company's operating results were severely affected by, among other things, a dramatic surge in steel imports. As a consequence of record-high levels of low-priced steel imports and the resultant deteriorating market conditions, the Company's overall price realization and shipments declined precipitously. Decreased liquidity made it impossible for the Company to service its debt and fund ongoing operations. Therefore, the Company sought protection under Chapter 11 of the Bankruptcy Code. While in Chapter 11 bankruptcy, the Company remained in possession of its properties and assets and continued to manage its business as debtor-in-possession subject to the supervision of the Bankruptcy Court.

     On July 20, 2000, the Company and the Official Committee of Bondholders in the Company's Chapter 11 case filed a proposed plan of reorganization (the "Plan") and disclosure statement with the Bankruptcy Court. On December 8, 2000, the Bankruptcy Court entered an order confirming the Plan, as amended and modified (the "Confirmation Order"). The Plan became effective on January 3, 2001, together with the closing of the Company's post-bankruptcy credit facilities. Implementation of the Plan significantly reduced the Company's debt burden and provided additional liquidity in the form of a $110 million term loan that is 85% guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999, and a $125 million revolving line of credit.

     Under the terms of the Plan, Geneva Steel Company changed its state of domicile from Utah to Delaware, changed its form of organization from a corporation to a limited liability company (Geneva Steel LLC), and became a wholly-owned subsidiary of Geneva Steel Holdings Corp. Geneva Steel Company transferred certain real property not used in the steel mill operations to Williams Farm Property, LLC and its iron ore mines located in southern Utah to Iron Ore Mines, LLC, both of which are also wholly-owned subsidiaries of Geneva Steel Holdings Corp. The Company also transferred ownership of Vineyard Iron Company and Vineyard Management Company to Geneva Steel Holdings Corp., which made those entities wholly-owned subsidiaries of Geneva Steel Holdings Corp.

     Geneva Steel Holdings Corp. (the "Reorganized Company") is the successor registrant to Geneva Steel Company (the "Predecessor Company"). When appropriate to the context, the "Company" refers to both Geneva Steel Holdings Corp. and its predecessor, Geneva Steel Company.

     Under the terms of the Plan approved by the Bankruptcy Court, all rights with respect to the previous outstanding common and preferred stock of Geneva Steel Company were terminated. Shares of common stock of Geneva Steel Holdings Corp. were issued to the holders of unsecured claims at a rate of 18.2799 shares for each $1,000 of unsecured claims. The unsecured claims primarily consisted of holders of an aggregate $340.6 million of Senior Notes, including unpaid interest accrued prior to the bankruptcy, and approximately $47 million of general unsecured debt, which includes approximately $14 million of disputed claims. No shares of the common stock of Geneva Steel Holdings Corp. have been issued as yet for the disputed claims. Approximately 324,000 additional shares may be issued to unsecured creditors upon resolution of the disputed claims. Creditors owed $5,000 or less received a cash payment equal to 40% of their claim, and certain trade creditors owed in excess of $5,000 elected to receive $2,000 in cash, rather than shares of common stock in Geneva Steel Holdings Corp. Secured creditors of the Company were paid from the proceeds of the term loan. The gain on cancellation of indebtedness aggregated $249.3 million and has been treated as an extraordinary item in the accompanying condensed consolidated financial statements for the three months ended December 31, 2000.

     Under the terms of an executive stock option program included in the Plan approved by the Bankruptcy Court, the executive officers and a manager of the Company received options to purchase an aggregate of 5%

                          GENEVA STEEL HOLDINGS CORP.

                   UNAUDITED NOTES TO CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

of the shares of common stock of Geneva Steel Holdings Corp. on a fully diluted basis. These options vest 25% on the date of grant and 25% on the first, second, and third anniversaries of the date of grant. The options have a term of ten years from the date on which they vest. The exercise price will be based on the lower of an average closing trading price for a specified period of time subsequent to the effective date.

     In an effort to encourage certain key employees to remain with the Company during the reorganization process, the Bankruptcy Court approved a retention program (the "Retention Program"). Under the Retention Program, five executives and thirty-two managers earned emergence bonuses. Each executive earned an emergence bonus equal to 50% of their annual salary with half paid in cash and half paid in common stock of the Reorganized Company (with the exception of the Chief Executive Officer who will receive all of his bonus in shares of the new common stock.) The number of shares of common stock to be delivered to each of the executives was determined based on the average closing trading price for the common stock of Geneva Steel Holdings Corp. for a specified period of time subsequent to the consummation of the Plan which is 228,863. Each manager earned an emergence bonus equal to 25% of their annual salary with such bonus to be paid in cash.

     The Plan also provided each holder of unsecured debt a right to participate in a $25 million preferred stock rights offering in the Reorganized Company. The Company had previously entered into two standby purchase agreements for the purchase of up to $25 million of the new preferred stock. The standby purchaser that would have purchased up to $10 million of the preferred stock funded a portion of the $110 million term loan and was released from its standby purchase agreement. The other standby purchaser took the position that for a number of reasons, including the assertion of a material adverse change, it was no longer bound by its standby commitment to purchase up to $15 million of the preferred stock and filed a lawsuit seeking a declaratory judgment that it was no longer bound. The Reorganized Company and the standby purchaser have settled the lawsuit. In light of current capital market conditions for steel companies, the recent trading value of the common stock of Geneva Steel Holdings Corp. and the lack of any standby commitments, the Company has elected not to proceed with its preferred stock rights offering.

     The above is only a summary of the Plan and is qualified in its entirety by reference to the Plan which is incorporated herein by reference to the Company's current report on Form 8-K dated December 14, 2000.

(2) UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

     Geneva Steel Holdings Corp. (the "Reorganized Company") is the successor registrant to Geneva Steel Company (the "Predecessor Company"). When appropriate to the context, the "Company" refers to both Geneva Steel Holdings Corp. and its predecessor, Geneva Steel Company.

     In December 2000, the Company changed its year end from September 30 to December 31. As a result of the year end change, the Company filed a transition report with the Securities and Exchange Commission for the period October 1, 2000 to December 31, 2000.

     The accompanying unaudited condensed consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company.

     It is suggested that these unaudited condensed financial statements be read in conjunction with the Company's audited financial statements and notes thereto included elsewhere in this prospectus.

                          GENEVA STEEL HOLDINGS CORP.

                   UNAUDITED NOTES TO CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     Due to the Company's emergence from the Chapter 11 bankruptcy and implementation of fresh start accounting (See Note 3), condensed consolidated financial statements for the Reorganized Company as of December 31, 2000 and for the periods subsequent to December 31, 2000 will not be comparable to those of the Predecessor Company for the periods prior to December 31, 2000. For financial reporting purposes, the effective date of the plan of reorganization is considered to be the close of business on December 31, 2000; therefore, certain transactions on January 3, 2001 are reflected in the condensed consolidated financial statements as of December 31, 2000.

     A line has been drawn between the accompanying condensed consolidated balance sheets as of December 31, 2000 and September 30, 2000 to distinguish between the Reorganized Company and the Predecessor Company

     The results of operations for the interim periods shown are for the Predecessor Company and are not to be considered as being indicative of the results of operations that are expected for the full year. These results will not be comparable to those of the Reorganized Company.

(3) FRESH START ACCOUNTING

     As of December 31, 2000, the Reorganized Company adopted fresh start accounting in accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", (SOP 90-7). Implementation of fresh start accounting resulted in material changes to the condensed consolidated balance sheet, including valuation of assets at fair value in accordance with principles of the purchase method of accounting, valuation of liabilities pursuant to provisions of the Plan and valuation of equity based on a valuation of the business prepared by the independent financial advisors of the Company.

     The reorganization value of $138.4 million was based on the consideration of many factors and various valuation methods, including discounted cash flow analysis using projected five year financial information, selected publicly traded company market multiples of certain companies operating businesses viewed to be similar to that of the Company, and other applicable ratios and valuation techniques believed by the Company and its financial advisors to be representative of the Company's business and industry. The Predecessor Company's stockholders' deficit was eliminated in fresh start accounting.

     The valuation was based upon a number of estimates and assumptions which are inherently subject to significant uncertainties and contingencies beyond the control of the Company. Accordingly, there can be no assurance that the values reflected in the valuation will be realized, and actual results could vary materially. Moreover, the value of the Company's common stock may, and currently does, differ materially from the valuation.

     The five-year cash flow projections were based on estimates and assumptions about circumstances and events that had not yet taken place. Such estimates and assumptions are inherently subject to significant economic and competitive uncertainties beyond the control of the Company including, but not limited to, those with respect to the future course of the Company's business activity. Any difference between the Company's projected and actual results following its emergence from Chapter 11 will not alter the determination of the fresh-start reorganization equity value because such value is not contingent upon the Company achieving the projected results.

                          GENEVA STEEL HOLDINGS CORP.

                   UNAUDITED NOTES TO CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's emergence from the Chapter 11 proceeding and the adoption of fresh start accounting resulted in the following adjustments to the Company's unaudited condensed consolidated balance sheet as of December 31, 2000 (dollars in thousands):

                                                            ADJUSTMENTS TO RECORD
                                                             CONFIRMATION OF PLAN
                                        PREDECESSOR      ----------------------------       REORGANIZED
                                          COMPANY         CANCELLATION        FRESH           COMPANY
                                     DECEMBER 31, 2000   OF INDEBTEDNESS      START      DECEMBER 31, 2000
                                     -----------------   ---------------    ---------    -----------------
                                                                  (UNAUDITED)
ASSETS
  Cash.............................      $   3,266          $      --       $  19,596(d)     $ 22,862
  Accounts receivable, net.........         63,011                200(a)           --          63,211
  Inventories......................         54,341                 --              --          54,341
  Deferred income taxes............          8,195                 --              --           8,195
  Prepaid expenses and other.......          1,422                 --              --           1,422
                                         ---------          ---------       ---------        --------
          Total current assets.....        130,235                200          19,596         150,031
  Property, plant and equipment,
     net...........................        334,291                 --        (158,544)(e)      175,747
  Other assets.....................         12,321                 --           5,560(f)       17,881
                                         ---------          ---------       ---------        --------
          Total assets.............      $ 476,847          $     200       $(133,388)       $343,659
                                         =========          =========       =========        ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)
  Senior notes.....................      $ 325,000          $(325,000)(b)   $      --        $     --
  Accounts payable.................         92,274            (43,648)(a)      (5,585)(g)       43,041
  Accrued dividends payable........         28,492                 --         (28,492)(h)           --
  Accrued interest payable.........         15,639            (15,634)(b)          (5)(i)           --
  Accrued liabilities..............         16,780             (3,207)(a)        (483)(g)       13,090
  Accrued payroll and related
     taxes.........................          9,633                 --              --           9,633
  Accrued pension and profit
     sharing costs.................            689                 --              --             689
  Revolving credit facility........         85,265                 --         (85,265)(i)           --
  Current portion of long-term
     debt..........................          3,500                 --          (1,161)(i)        2,339
                                         ---------          ---------       ---------        --------
          Total current
            liabilities............        577,272           (387,489)       (120,991)(g)       68,792
                                         ---------          ---------       ---------        --------
Long-term debt.....................             --                 --         117,655(g)      117,655
                                         ---------          ---------       ---------        --------
Long-term employee defined
  benefits.........................         10,617                 --              --          10,617
                                         ---------          ---------       ---------        --------
Deferred income tax liabilities....          8,195                 --              --           8,195
                                         ---------          ---------       ---------        --------
Redeemable preferred stock.........         56,948                 --         (56,948)(h)           --
                                         ---------          ---------       ---------        --------
Stockholders' Equity (Deficit):
  Common stock.....................             --                 68(c)           --              68
  Additional paid-in-capital.......             --            138,332(c)           --         138,332
  Class A common stock.............        100,870                 --        (100,870)(j)           --
  Class B common stock.............          5,148                 --          (5,148)(j)           --
  Accumulated deficit..............       (282,203)                --         282,203(j)           --
                                         ---------          ---------       ---------        --------
          Total stockholders'
            equity (deficit).......       (176,185)           138,400         176,185         138,400
                                         ---------          ---------       ---------        --------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY
            (DEFICIT)..............      $ 476,847          $(249,089)      $ 115,901        $343,659
                                         =========          =========       =========        ========

                          GENEVA STEEL HOLDINGS CORP.

                   UNAUDITED NOTES TO CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

---------------
(a) To cancel pre-petition liabilities of the Company.

(b) To reflect the cancellation of the Senior Notes and related accrued interest.

(c) To record the issuance of 6,760,669 shares of new common stock (par value $.01) for an aggregate equity value of $138.4 million.

(d) To record cash received as a result of consummation of the Plan from proceeds of new long-term debt less payment of debtor-in-possession financings.

(e) To recognize write-down of net property, plant and equipment to fair market value.

(f) To record deferred loan fees on new debt financings.

(g) To record proceeds of long term debt and the establishment of certain notes payable to priority creditors upon consummation of the Plan.

(h) To record cancellation of redeemable preferred stock and related accrued dividends payable.

(i) To record repayment of debtor-in-possession financings and related accrued interest.

(j) To eliminate stockholders' deficit of the Predecessor Company.

(4) INVENTORIES

     Inventories were comprised of the following components (in thousands):

                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                 2000            2000
                                                             ------------    -------------
Raw materials..............................................    $ 8,467          $17,574
Semi-finished and finished goods...........................     43,347           38,808
Operating materials........................................      2,527            2,309
                                                               -------          -------
                                                               $54,341          $58,691
                                                               =======          =======

(5) EARNINGS PER SHARE

     Earnings per share is calculated based upon the weighted average number of common shares outstanding during the periods. Diluted earnings per share is calculated based upon the weighted average number of common shares outstanding plus the assumed exercise of all dilutive common stock equivalents using the treasury stock method.

     As a result of the Company's emergence from Chapter 11 bankruptcy and the implementation of fresh start accounting, the presentation of earnings per share is not meaningful for the periods presented in the accompanying condensed consolidated financial statements.

(6) LONG-TERM DEBT

     On January 3, 2001, Geneva Steel LLC entered into a term loan agreement with Citicorp USA, Inc., as agent, that provided Geneva Steel LLC with a $110 million term loan ("Term Loan"). The Term Loan is 85% guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999 and secured by a first lien on the real property and equipment of Geneva Steel LLC and by a subordinated lien on its accounts receivable, inventory and certain other assets and proceeds thereof. The Term Loan agreement requires relatively small quarterly principal amortization payments beginning in June 2001 and is due and payable in full on September 30, 2005. The loan structure contains various tranches requiring different interest rates. The overall blended rate is approximately 9.3% at January 3, 2001. The agreement contains certain reporting, notice and affirmative and negative covenants.

                          GENEVA STEEL HOLDINGS CORP.

                   UNAUDITED NOTES TO CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     On January 3, 2001, Geneva Steel LLC entered into a revolving credit facility with a syndicate of banks led by Citicorp USA, Inc., as agent (the "Revolving Credit Facility"). The Revolving Credit Facility, in the amount of up to $125 million, is secured by a first lien on Geneva Steel LLC's inventories, accounts receivable and certain other assets, and proceeds thereof, and expires on March 31, 2005. Interest is payable at the defined base rate (9.0% at January 3, 2001) plus 1.75% or the defined LIBOR rate (6.3% at January 3, 2001) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available to the Company under the Revolving Credit Facility currently ranges between 50 and 60%, in the aggregate, of eligible inventories plus 85% of eligible accounts receivable. Borrowing availability under the Revolving Credit Facility is also subject to other financial tests and covenants relating primarily to the results of operations. There can be no assurance that such covenants and tests can be satisfied on an ongoing basis. As of January 4, 2001, the Company's eligible inventories, accounts receivable and other assets supported access to $85.5 million under the Revolving Credit Facility. As of January 4, 2001, the Company had $81.6 million available under the Revolving Credit Facility, with $3.9 million in borrowings.

     The terms of the Revolving Credit Facility and the Term Loan include cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Term Loan also include, among others, a minimum liquidity threshold below which certain financial covenants apply, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens.

     In addition, the Company entered into notes payable of approximately $6.1 million with four creditors as a result of the plan of reorganization. The payment terms of the notes range from six months to six years. One of the notes has an interest rate of 6%. The other three notes payable have no stated interest rate, but include imputed interest at 8.75%.

                          GENEVA STEEL HOLDINGS CORP.

             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                   AS OF JUNE 30, 2001 AND DECEMBER 31, 2000


               (REORGANIZED COMPANY) AND FOR THE SIX MONTHS ENDED


                    JUNE 30, 2001 (REORGANIZED COMPANY) AND

                          2000 (PREDECESSOR COMPANY).

                           GENEVA STEEL HOLDINGS CORP



                     CONDENSED CONSOLIDATED BALANCE SHEETS


                             (DOLLARS IN THOUSANDS)



                                                              JUNE 30,    DECEMBER 31,
                                                                2001          2000
                                                              --------    ------------
                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash......................................................  $  2,166      $ 22,862
  Accounts receivable, net..................................    43,572        63,211
  Inventories...............................................    48,727        54,341
  Deferred income taxes.....................................     8,059         8,195
  Prepaid expenses and other................................     4,998         1,422
                                                              --------      --------
          Total current assets..............................   107,522       150,031
                                                              --------      --------
Property, plant and equipment...............................   180,286       175,747
  Less accumulated depreciation.............................   (12,483)           --
                                                              --------      --------
     Net property, plant and equipment......................   167,803       175,747
                                                              --------      --------
Other assets................................................    20,191        17,881
                                                              --------      --------
                                                              $295,516      $343,659
                                                              ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................  $ 24,390      $ 43,041
  Accrued liabilities.......................................    12,227        13,090
  Accrued payroll and related taxes.........................     7,178         9,633
  Current portion of long-term debt.........................     4,195         2,339
  Accrued interest payable..................................       986            --
  Accrued pension and profit sharing costs..................     1,112           689
                                                              --------      --------
          Total current liabilities.........................    50,088        68,792
                                                              --------      --------
Long-term debt..............................................   134,858       117,655
                                                              --------      --------
Long-term employee defined benefits.........................    10,347        10,617
                                                              --------      --------
Deferred income tax liabilities.............................     8,059         8,195
                                                              --------      --------
Stockholders' equity:
  Preferred stock, no par value; 10,000,000 shares
     authorized; none issued and outstanding................        --            --
  Common stock, $.01 par value; 40,000,000 shares
     authorized; 7,424,617 and 6,760,669 shares issued and
     outstanding, respectively..............................        74            68
  Additional paid-in-capital................................   139,679       138,332
  Accumulated deficit.......................................   (47,589)           --
                                                              --------      --------
          Total stockholders' equity........................    92,164       138,400
                                                              --------      --------
                                                              $295,516      $343,659
                                                              ========      ========



   The accompanying notes to condensed consolidated financial statements are an integral part of these condensed consolidated balance sheets.

                           GENEVA STEEL HOLDINGS CORP



                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                    SIX MONTHS ENDED JUNE 30, 2001 AND 2000


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                              REORGANIZED    PREDECESSOR
                                                                COMPANY        COMPANY
                                                                 2001           2000
                                                              -----------    -----------
                                                                     (UNAUDITED)
Net sales...................................................   $198,034       $327,323
Cost of sales...............................................    230,580        315,603
                                                               --------       --------
  Gross margin..............................................    (32,546)        11,720
Selling, general and administrative expenses................      8,776          7,387
                                                               --------       --------
  Income (loss) from operations.............................    (41,322)         4,333
                                                               --------       --------
Other income (expense):
  Interest and other income.................................        658            114
  Interest expense (total contractual interest of $19,359 in
     2000)..................................................     (6,925)        (2,825)
                                                               --------       --------
                                                                 (6,267)        (2,711)
                                                               --------       --------
Income (loss) before reorganization item....................    (47,589)         1,622
Reorganization item.........................................         --          2,796
                                                               --------       --------
Net loss....................................................    (47,589)        (1,174)
Less redeemable preferred stock dividends and accretion for
  original issue discount...................................         --            379
                                                               --------       --------
Net loss applicable to common shares........................   $(47,589)      $ (1,553)
                                                               ========       ========
Basic and diluted net loss per common share.................   $  (6.62)      $  (0.09)
                                                               ========       ========
Weighted average common shares outstanding..................      7,186         16,854
                                                               ========       ========



   The accompanying notes to condensed consolidated financial statements are an integral part of these condensed consolidated statements.

                           GENEVA STEEL HOLDINGS CORP



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                    SIX MONTHS ENDED JUNE 30, 2001 AND 2000


                             (DOLLARS IN THOUSANDS)



                                                              REORGANIZED    PREDECESSOR
                                                                COMPANY        COMPANY
                                                                 2001           2000
                                                              -----------    -----------
                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................   $(47,589)       $(1,174)
  Adjustments to reconcile net loss to net cash provided by
     (used for) operating activities:
  Depreciation..............................................     12,483         21,251
  Amortization..............................................      1,096            394
     (Increase) decrease in current assets --
     Accounts receivable, net...............................     19,639          4,421
     Inventories............................................      5,614         (4,362)
     Prepaid expenses and other.............................     (4,019)        (2,359)
     Increase (decrease) in current liabilities --
     Accounts payable.......................................    (18,651)         5,182
     Accrued liabilities....................................       (863)         1,762
     Accrued payroll and related taxes......................     (2,455)          (148)
     Accrued interest payable...............................        986             --
     Accrued pension and profit sharing costs...............        423            510
                                                               --------        -------
  Net cash provided by (used for) operating activities......    (33,336)        25,477
                                                               --------        -------
Cash flows from investing activities:
  Purchases of property, plant and equipment................     (6,939)        (7,865)
  Proceeds from sale of property, plant and equipment.......         --              3
                                                               --------        -------
  Net cash used for investing activities....................   $ (6,939)       $(7,862)
                                                               --------        -------



   The accompanying notes to condensed consolidated financial statements are an integral part of these condensed consolidated statements.

                           GENEVA STEEL HOLDINGS CORP



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                    SIX MONTHS ENDED JUNE 30, 2001 AND 2000


                             (DOLLARS IN THOUSANDS)



                                                              REORGANIZED    PREDECESSOR
                                                                COMPANY        COMPANY
                                                                 2001           2000
                                                              -----------    -----------
                                                                     (UNAUDITED)
Cash flows from financing activities:
  Borrowings from credit facilities.........................    $23,975       $  7,820
  Payments on credit facilities.............................     (3,756)       (23,236)
  Borrowings on long-term debt..............................      2,687             --
  Payments on long-term debt................................     (3,847)            --
  Issuance of common stock..................................      1,353             --
  Payments of deferred loan costs...........................       (833)          (275)
  Change in bank overdraft..................................         --         (1,924)
                                                                -------       --------
  Net cash provided by (used for) financing activities......     19,579        (17,615)
                                                                -------       --------
Net change in cash..........................................    (20,696)            --
Cash at beginning of period.................................     22,862             --
                                                                -------       --------
Cash at end of period.......................................    $ 2,166       $     --
                                                                =======       ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................    $ 6,778       $  3,246
Supplemental disclosure of non-cash financing activities:



     During the six months ended June 30, 2001, in connection with the term debt financing, an option to purchase the Williams Farm Property for $1 million became effective. The option price is estimated at $2.4 million below the fair market value of the property resulting in additional deferred loan fees related to the term debt financing.



   The accompanying notes to condensed consolidated financial statements are an integral part of these condensed consolidated statements.

                          GENEVA STEEL HOLDINGS CORP.


         UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



(1) VOLUNTARY FILING FOR RELIEF UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE



     On February 1, 1999, Geneva Steel Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, Central Division (the "Bankruptcy Court"). The filing was made necessary by a lack of sufficient liquidity. Beginning in fiscal year 1998, the Company's operating results were severely affected by, among other things, a dramatic surge in steel imports. As a consequence of record-high levels of low-priced steel imports and the resultant deteriorating market conditions, the Company's overall price realization and shipments declined precipitously. Decreased liquidity made it impossible for the Company to service its debt and fund ongoing operations. Therefore, the Company sought protection under Chapter 11 of the Bankruptcy Code. While in Chapter 11 bankruptcy, the Company remained in possession of its properties and assets and continued to manage its business as debtor-in-possession subject to the supervision of the Bankruptcy Court.



     On July 20, 2000, the Company and the Official Committee of Bondholders in the Company's Chapter 11 case filed a proposed plan of reorganization (the "Plan") and disclosure statement with the Bankruptcy Court. On December 8, 2000, the Bankruptcy Court entered an order confirming the Plan, as amended and modified. The Plan became effective on January 3, 2001, together with the closing of the Company's post-bankruptcy credit facilities. Implementation of the Plan significantly reduced the Company's debt burden and provided additional liquidity in the form of a $110 million term loan that is 85% guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999, and a $125 million revolving line of credit.



     Under the terms of the Plan, the Company changed its state of domicile from Utah to Delaware, changed its form of organization from a corporation to a limited liability company (Geneva Steel LLC), and became a wholly-owned subsidiary of Geneva Steel Holdings Corp. Geneva Steel Company transferred certain real property not used in the steel mill operations to Williams Farm Property, LLC and its iron ore mines located in southern Utah to Iron Ore Mines, LLC, both of which are also wholly-owned subsidiaries of Geneva Steel Holdings Corp. The Company also transferred ownership of Vineyard Iron Company and Vineyard Management Company to Geneva Steel Holdings Corp, which made those entities wholly-owned subsidiaries of Geneva Steel Holdings Corp.



     Geneva Steel Holdings Corp (the "Reorganized Company") is the successor registrant to Geneva Steel Company (the "Predecessor Company"). When appropriate to the context, the "Company" refers to both Geneva Steel Holdings Corp and its predecessor, Geneva Steel Company.



     Under the terms of the Plan approved by the Bankruptcy Court, all rights with respect to the previous outstanding common and preferred stock were terminated. New shares of common stock were issued to the holders of unsecured claims at a rate of 18.2799 shares for each $1,000 of unsecured claims. The unsecured claims primarily consisted of holders of an aggregate $340.6 million of Senior Notes, including unpaid interest accrued prior to the bankruptcy, and approximately $47 million of general unsecured debt, which includes approximately $14 million of disputed claims. No shares of the common stock have been issued as yet for the disputed claims. Approximately 324,000 additional shares may be issued to unsecured creditors upon resolution of the disputed claims. Creditors owed $5,000 or less received a cash payment equal to 40% of their claim, and certain trade creditors owed in excess of $5,000 elected to receive $2,000 in cash, rather than shares of common stock. Secured creditors were paid from the proceeds of the term loan.



     The above is only a summary of the Plan and is qualified in its entirety by reference to the Plan which is incorporated herein by reference to the Company's report on Form 8-K dated December 14, 2000.



     The Company has experienced negative gross margins and significant operating losses since its emergence from Chapter 11 bankruptcy on January 3, 2001. Additionally, in April 2001, the Company entered into an amendment to reduce certain financial covenants under its Revolving Credit Facility. Further amendments may be necessary if operating results do not improve from recent levels. Should the Company's operating

                          GENEVA STEEL HOLDINGS CORP.

results not sufficiently improve and the Company is unable to meet its financial covenants or, if necessary, obtain further amendments to its Revolving Credit Facility, the Company's financial condition and results of operations could be materially adversely effected. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon several factors including the Company's ability to return to normal production and shipment levels. The Company's near-term operating strategies include as follows:



     Although the Company's business continues to be adversely affected by low-priced steel imports, the domestic steel industry has taken steps, including filing antidumping cases on hot rolled sheet from 11 countries with federal authorities, to obtain relief from the effects of steel exports by foreign competitors. The steel industry has received a final favorable determination from the U.S. International Trade Commission and the Department of Commerce as to two countries, and expects final affirmative rulings to be issued in October 2001 against the other nine countries. The Company expects that a favorable resolution of these cases would ultimately have a significant beneficial effect on the market and the Company's business for hot rolled sheet.



     On June 5, 2001, President Bush announced his intention to initiate an investigation, pursuant to Section 201 of U.S. trade law, that could result in the implementation of safeguards designed to protect domestic steel companies from the effects of steel exports by foreign competitors. Although the results of this investigation could be beneficial to the Company, the Company cannot predict its duration or outcome. On June 22, 2001, U.S. Trade Representative Zoellick requested that the International Trade Commission initiate a safeguard investigation. The request covers all of the Company's products, except for line pipe, for which relief is already covered by Section 201. An injury decision is expected on October 22, 2001, and if that decision is affirmative, a remedy recommendation is expected to be made to the President on December 19, 2001. The President would then have 60 days to take action.



     The Company owns a 50MW electric generator that can be used to supply electric power and energy for the Company's internal use or for sale into the wholesale electric market. In light of current market conditions for wholesale electricity in the western United States and continued weak market conditions in the steel industry, the Company has actively pursued several alternatives for realizing and maximizing the value of the Company's electric generation facilities including the curtailment of electrical consumption through operational changes. The Company has recently entered into a contract with its electric supplier to curtail its electricity consumption during eight peak hours each weekday through at least September 15, 2001, in exchange for payments tied to a daily market index price of electricity. The Company has also agreed, in exchange for compensation that is also tied to the daily market price, to operate its generation facilities at maximum capacity during off-peak hours, when market prices justify doing so, to offset the Company's purchases from its electric supplier.



     Current market conditions have forced the Company to operate only one of its three blast furnaces and to similarly reduce production throughout the mill. Reduced production levels adversely affect production efficiencies, significantly increasing product cost per ton. The Company is attempting to optimize production efficiency at these lower volume levels by, among other things, reducing shifts, idling certain facilities and altering production scheduling. In addition, high natural gas costs have recently returned to more normal levels.



(2) INTERIM CONDENSED FINANCIAL STATEMENTS



     In December 2000, the Company changed its year end from September 30 to December 31. As a result of the year end change, the Company is filing this second quarter report with the Securities and Exchange Commission for the three and six months ended June 30, 2001. A transition report on Form 10-Q for the period October 1, 2000 to December 31, 2000 was previously filed with the Securities and Exchange Commission.

                          GENEVA STEEL HOLDINGS CORP.

     The accompanying unaudited condensed consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's latest Annual Report on Form 10-K.



     Due to the Company's emergence from the Chapter 11 bankruptcy and implementation of fresh start accounting (See Note 3), condensed consolidated financial statements for the Reorganized Company as of December 31, 2000 and for the periods subsequent to December 31, 2000 will not be comparable to those of the Predecessor Company for the periods prior to December 31, 2000. For financial reporting purposes, the effective date of the Plan of Reorganization is the close of business on December 31, 2000; therefore, certain transactions on January 3, 2001 are reflected in the condensed consolidated financial statements as of December 31, 2000.



     A line has been drawn between the accompanying condensed consolidated statements of operations and condensed consolidated statements of cash flows for the six months ended June 30, 2001 and June 30, 2000 to distinguish between the Reorganized Company and the Predecessor Company.



     Certain reclassifications were made in the prior periods condensed consolidated financial statements to conform with the current periods presentation.



(3) FRESH START ACCOUNTING



     As of December 31, 2000, the Reorganized Company adopted fresh start accounting in accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", (SOP 90-7). Implementation of fresh start accounting resulted in material changes to the condensed consolidated balance sheet, including valuation of assets at fair value in accordance with principles of the purchase method of accounting, valuation of liabilities pursuant to provisions of the Plan and valuation of equity based on a valuation of the business prepared by the independent financial advisors of the Company.



     The reorganization value of $138.4 million was based on the consideration of many factors and various valuation methods, including discounted cash flow analysis using projected five year financial information, selected publicly traded company market multiples of certain companies operating businesses viewed to be similar to that of the Company, and other applicable ratios and valuation techniques believed by the Company and its financial advisors to be representative of the Company's business and industry. The Predecessor Company's stockholders' deficit was eliminated in fresh start accounting.



     The valuation was based upon a number of estimates and assumptions which are inherently subject to significant uncertainties and contingencies beyond the Company's control. Accordingly, there can be no assurance that the values reflected in the valuation will be realized, and actual results could vary materially. Moreover, the trading value of the Company's common stock may, and currently does, differ materially from the valuation.



     The five-year cash flow projections were based on estimates and assumptions about circumstances and events that had not yet taken place. Such estimates and assumptions are inherently subject to significant economic and competitive uncertainties beyond the Company's control including, but not limited to, those with respect to the future course of the Company's business activity. Any difference between the Company's projected and actual results following its emergence from Chapter 11 will not alter the determination of the

                          GENEVA STEEL HOLDINGS CORP.

fresh-start reorganization equity value because such value is not contingent upon the Company achieving the projected results.



     The Company's emergence from the Chapter 11 proceeding and the adoption of fresh start accounting resulted in the following adjustments to the Company's condensed consolidated balance sheet as of December 31, 2000 (dollars in thousands):



                                                              ADJUSTMENTS TO RECORD
                                                               CONFIRMATION OF PLAN
                                          PREDECESSOR      ----------------------------       REORGANIZED
                                            COMPANY         CANCELLATION        FRESH           COMPANY
                                       DECEMBER 31, 2000   OF INDEBTEDNESS      START      DECEMBER 31, 2000
                                       -----------------   ---------------    ---------    -----------------
ASSETS
  Cash...............................      $   3,266          $      --       $  19,596(d)     $ 22,862
  Accounts receivable, net...........         63,011                200(a)           --          63,211
  Inventories........................         54,341                 --              --          54,341
  Deferred income taxes..............          8,195                 --              --           8,195
  Prepaid expenses and other.........          1,422                 --              --           1,422
                                           ---------          ---------       ---------        --------
         Total current assets........        130,235                200          19,596         150,031
  Property, plant and equipment,
    net..............................        334,291                 --        (158,544)(e)      175,747
  Other assets.......................         12,321                 --           5,560(f)       17,881
                                           ---------          ---------       ---------        --------
         Total assets................      $ 476,847          $     200       $(133,388)       $343,659
                                           =========          =========       =========        ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)
  Senior notes.......................      $ 325,000          $(325,000)(b)   $      --        $     --
  Accounts payable...................         92,274            (43,648)(a)      (5,585)(g)       43,041
  Accrued dividends payable..........         28,492                 --         (28,492)(h)           --
  Accrued interest payable...........         15,639            (15,634)(b)          (5)(i)           --
  Accrued liabilities................         16,780             (3,207)(a)        (483)(g)       13,090
  Accrued payroll and related
    taxes............................          9,633                 --              --           9,633
  Accrued pension and profit sharing
    costs............................            689                 --              --             689
  Revolving credit facility..........         85,265                 --         (85,265)(i)           --
  Current portion of long-term
    debt.............................          3,500                 --          (1,161)(i)        2,339
                                           ---------          ---------       ---------        --------
         Total current liabilities...        577,272           (387,489)       (120,991)(g)       68,792
                                           ---------          ---------       ---------        --------
Long-term debt.......................             --                 --         117,655(g)      117,655
                                           ---------          ---------       ---------        --------
Long-term employee defined
  benefits...........................         10,617                 --              --          10,617
                                           ---------          ---------       ---------        --------
Deferred income tax liabilities......          8,195                 --              --           8,195
                                           ---------          ---------       ---------        --------
Redeemable preferred stock...........         56,948                 --         (56,948)(h)           --
                                           ---------          ---------       ---------        --------
Stockholders' Equity (Deficit):
  Common stock.......................             --                 68(c)           --              68
  Additional paid-in-capital.........             --            138,332(c)           --         138,332
  Class A common stock...............        100,870                 --        (100,870)(j)           --
  Class B common stock...............          5,148                 --          (5,148)(j)           --

                          GENEVA STEEL HOLDINGS CORP.

                                                              ADJUSTMENTS TO RECORD
                                                               CONFIRMATION OF PLAN
                                          PREDECESSOR      ----------------------------       REORGANIZED
                                            COMPANY         CANCELLATION        FRESH           COMPANY
                                       DECEMBER 31, 2000   OF INDEBTEDNESS      START      DECEMBER 31, 2000
                                       -----------------   ---------------    ---------    -----------------
  Accumulated deficit................       (282,203)                --         282,203(j)           --
                                           ---------          ---------       ---------        --------
         Total stockholders' equity
           (deficit).................       (176,185)           138,400         176,185         138,400
                                           ---------          ---------       ---------        --------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)...................      $ 476,847          $(249,089)      $ 115,901        $343,659
                                           =========          =========       =========        ========


---------------

(a)To cancel pre-petition liabilities of the Company.



(b)To reflect the cancellation of the Senior Notes and related accrued interest.



(c)To record the issuance of 6,760,669 shares of new common stock (par value $.01) for an aggregate equity value of $138.4 million.



(d)To record cash received as a result of consummation of the Plan from proceeds of new long-term debt less payment of debtor-in-possession financings.



(e)To recognize write-down of net property, plant and equipment to fair market value.



(f)To record deferred loan fees on new debt financings.



(g)To record proceeds of long term debt and the establishment of certain notes payable to priority creditors upon consummation of the Plan.



(h)To record cancellation of redeemable preferred stock and related accrued dividends payable.



(i)To record repayment of debtor-in-possession financings and related accrued interest.



(j)To eliminate stockholders' deficit of the Predecessor Company.



(4) INVENTORIES



     Inventories were comprised of the following components (in thousands):



                                                              JUNE 30,    DECEMBER 31,
                                                                2001          2000
                                                              --------    ------------
Raw materials...............................................  $10,450       $ 8,467
Semi-finished and finished goods............................   34,879        43,347
Operating materials.........................................    3,398         2,527
                                                              -------       -------
                                                              $48,727       $54,341
                                                              =======       =======



(5) EARNINGS PER SHARE



     Earnings per share is calculated based upon the weighted average number of common shares outstanding during the periods. Diluted earnings per share is calculated based upon the weighted average number of common shares outstanding plus the assumed exercise of all dilutive common stock equivalents using the treasury stock method. For the six months ended June 30, 2001 and the six months ended June 30, 2000, stock options are not included in the calculation of diluted net loss per common share because their inclusion would be antidilutive.



     As a result of the Company's emergence from Chapter 11 bankruptcy and the implementation of fresh start accounting, the presentation of earnings per share is not comparable for the six months ended June 30, 2001 and 2000, presented in the accompanying condensed consolidated financial statements.

                          GENEVA STEEL HOLDINGS CORP.

(6) LONG-TERM DEBT



     On January 3, 2001, Geneva Steel LLC entered into a term loan agreement with Citicorp USA, Inc., as agent, that provided Geneva Steel LLC with a $110 million term loan ("Term Loan"). The Term Loan is 85% guaranteed by the United States Government under the Emergency Steel Loan Guaranty Act of 1999 and secured by a first lien on the real property and equipment of Geneva Steel LLC and by a subordinated lien on its accounts receivable, inventory and certain other assets and proceeds thereof. The Term Loan agreement, as amended, requires relatively small monthly principal amortization payments beginning in April 2001 and is due and payable in full on September 30, 2005. The loan is structured in various tranches requiring different interest rates. The overall blended rate was approximately 9.7% at June 30, 2001. The agreement contains certain reporting, notice and affirmative and negative covenants. On April 30, 2001, the Term Loan was amended to change from quarterly principal amortization payments beginning June 2001 to monthly principal amortization payments beginning April 2001 and to provide a two month cash interest expense reserve of approximately $1.3 million in a cash collateral account.



     On January 3, 2001, Geneva Steel LLC entered into a revolving credit facility with a syndicate of banks led by Citicorp USA, Inc., as agent (the "Revolving Credit Facility"). The Revolving Credit Facility, in the amount of up to $125 million, is secured by a first lien on inventories, accounts receivable and certain other assets, and proceeds thereof, and expires on June 30, 2005.



     Interest is payable at the defined base rate (6.75% at June 30, 2001) plus 1.75% or the defined LIBOR rate (4.125% at June 30, 2001) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available under the Revolving Credit Facility currently ranges between 50 and 55%, in the aggregate, of eligible inventories plus 85% of eligible accounts receivable. Borrowing availability under the Revolving Credit Facility is also subject to other financial tests and covenants relating primarily to the results of operations. There can be no assurance that these covenants and tests will be satisfied on an ongoing basis. As of June 30, 2001, the Company's eligible inventories, accounts receivable and other assets supported access to $68.5 million under the Revolving Credit Facility. As of June 30, 2001, the Company had $41.5 million available under the Revolving Credit Facility, with $24.2 million in borrowings and $2.8 million in outstanding letters of credit.



     The terms of the Revolving Credit Facility and the Term Loan include cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Term Loan also include, among others, a minimum liquidity threshold below which certain financial covenants apply, a limitation on dividends and distributions on capital stock, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens. These financial tests include a limitation on indebtedness under the Term Loan which precludes the incurrence of indebtedness if, after giving pro forma effect to the incurrence of such indebtedness, the Company's ratio of EBITDA to cash interest would be less than or equal to 4.0 to 1.



     In March 2001, the Revolving Credit Facility was amended to extend the date to December 31, by which the Company is required to enter into an interest rate contract or contracts to provide protection against interest rates exceeding 8.8% per annum on $75 million of the Term Loan. On April 30, 2001, the Company entered into a second amendment to the Revolving Credit Facility reducing to $35 million from $50 million the minimum liquidity threshold below which certain financial covenants apply. If borrowing availability on the Revolving Credit Facility declines below $35 million, the Company becomes subject to an EBITDA to cash interest expense ratio and a senior leverage ratio. The required EBITDA to cash interest expense ratio for each of the fiscal quarters ending September 30, 2001 and December 31, 2001 is 3.0 to 1. The required senior leverage ratio for each of the fiscal quarters ending September 30, 2001 and December 31, 2001 is
3.5 to 1.

                          GENEVA STEEL HOLDINGS CORP.

These and other financial covenants would currently not be met if the minimum liquidity threshold drops below $35 million, which would require the Company to request further amendments in order to avoid a default under the Revolving Credit Facility. In addition, the second amendment reduced the maximum capital expenditures requirement to $25 million for 2001 and $65 million for 2002. The second amendment also requires the Company to maintain a tangible net worth requirement greater than or equal to the Company's tangible net worth at December 31, 2000 less $60 million. The Company expects to enter into a third amendment to the Revolving Credit Facility which permits the Company to enter into a product sales agreement with Ferrostaal Incorporated, as discussed below. In addition, the amendment provides that financial covenants are not tested during times when there are no outstanding borrowings on the Revolving Credit Facility. There can be no assurance that the Company can stay above the minimum liquidity threshold, meet its financial and other covenants or, if necessary, obtain further amendments to the Revolving Credit Facility.



     In connection with the Plan, the Company entered into notes payable of approximately $6.1 million with four creditors in connection with the implementation of the Plan. The payment terms of the notes range from six months to six years. One of the notes has an interest rate of 6%. The other three notes payable have no stated interest rate, but include imputed interest at 8.75%.



(7) SUBSEQUENT EVENT



     The Company announced that its wholly-owned subsidiary, Geneva Steel LLC, has entered into a product sales agreement with Ferrostaal Incorporated of Houston, Texas. Under the agreement, Ferrostaal will purchase and pay for certain of the Company's finished goods inventory as soon as such goods have been assigned to or otherwise identified with a customer order. The Company has reserved the right to sell directly to any customer or potential customer. The Company's sales force will continue to perform all marketing functions for new and existing accounts, including product claims administration. The actual customer order will then be processed through Ferrostaal with Ferrostaal issuing a purchase order to the Company and, with Ferrostaal being responsible for credit risk. The Company will remain responsible for all quality and delivery claims and warranty-related issues. Under the arrangement, Ferrostaal is entitled to a commission equal to 1.3% of the product invoice amount and a finance charge based on the prime rate.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                3,426,688 SHARES


                           GENEVA STEEL HOLDINGS CORP
                                  COMMON STOCK

                               -----------------
                                   PROSPECTUS
                               -----------------

                                August   , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of estimated expenses in connection with the sale of the securities being registered by this registration statement.


Securities and Exchange Commission registration fees........  $  1,477.21
Printing....................................................       25,000
Accounting fees and expenses................................       40,000
Legal fees and expenses.....................................      250,000
                                                              -----------
          Total.............................................  $316,477.21
                                                              ===========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or complete action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court or Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Our amended and restated certificate of incorporation has a provision which limits the liability of directors and officers to us to the maximum extent permitted by Delaware law. The amended and restated certificate of incorporation specifies that our directors and officers will not be personally liable for monetary damages for breach of fiduciary duty as a director or officer, as applicable. This limitation does not apply to actions by a director or officer that do not meet the standards of conduct which make it permissible under the DGCL for the Company to indemnify such director or officer.

     Our amended and restated certificate of incorporation provides for indemnification of directors and officers (and others) in the manner, under the circumstances and to the fullest extent permitted by the DGCL. This generally authorizes indemnification as to all expenses incurred or imposed as a result of actions, suits or proceedings if the indemnified parties act in good faith and in a manner they reasonably believe to be in or not opposed to our best interests. We believe that these provisions are necessary and useful to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We have obtained liability insurance for the benefit of our directors and officers which provides coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as our officers or directors (or any of our subsidiaries) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     We have not issued any unregistered securities in the past three years except as follows:

     As part of the plan of reorganization, the bankruptcy court approved a management incentive compensation program pursuant to which we granted to six members of our management options to acquire an aggregate of 418,349 shares of our common stock. The recipients of the options were Joseph A. Cannon, Ken C. Johnsen, Timothy R. Clark, Carl E. Ramnitz, Dennis Wanlass and Marcus Phillips. These options vested 25% on the date of grant and will vest 25% on each of the first, second, and third anniversaries of the date of grant. The options have a term of 10 years from the date in which they vest and the exercise price is $2.0359 per share. These options were issued in reliance on Section 1145 of the United States Bankruptcy Code.

     As part of the plan of reorganization, the bankruptcy court also approved the issuance of shares of our common stock to six members of our management. We issued an aggregate of 228,863 shares of our common stock to Joseph A. Cannon, Ken Johnsen, Dennis Wanlass, Carl E. Ramnitz, Timothy R. Clark and Stephen M. Bunker. These shares were issued in reliance on Section 1145 of the United States Bankruptcy Code.

     Albert Fried & Company, LLC is a participant in a portion of the term loan to us in the principal amount of $9,842,105. In connection with the financing, Albert Fried & Company is entitled to receive up to $1,400,860 worth of our common stock. Of this amount, $885,790 was paid by the issuance in February 2001 of 435,085 shares. These shares were issued in reliance on Section 4(2) of the Securities Act of 1933.

     In April 2001, we granted options to acquire an aggregate 200,000 shares of our common stock to eight non-employee directors pursuant to our Non-Employee Director Stock Option Plan. These options were issued in reliance on Regulation D of the Securities Act of 1933 and Rule 506 promulgated thereunder.

     In May 2001, we granted options to acquire an aggregate 80,000 shares of our common stock to Ken C. Johnsen. These options were issued in reliance on Regulation D of the Securities Act of 1933 and Rule 506 promulgated thereunder.


     In August 2001, we granted options to acquire an aggregate 25,000 shares of our common stock to Stephen M. Bunker. These options were issued in reliance on Regulation D of the Securities Act of 1933 and Rule 506 promulgated thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.


EXHIBITS
--------
   2.1    Geneva Steel Company's Third Amended Plan of Reorganization,
          as modified, under Chapter 11 of the Bankruptcy Code.(1)
   3.1    Amended and Restated Certificate of Incorporation of Geneva
          Steel Holdings Corp.(2)
   3.2    Amended and Restated Bylaws of Geneva Steel Holdings
          Corp.(2)
   4.1    Registration Rights Agreement by and between Albert Fried &
          Company, LLC and Geneva Steel Holdings Corp dated January 3,
          2001.(2)
   4.2    Registration Rights Agreement by and between Loomis Sayles &
          Co., Inc. and Geneva Steel Holdings Corp dated as of January
          3, 2001.(3)
   4.3    Non-Employee Director Stock Option Plan.(3)
   4.4    Form of Option Agreement used under Geneva Steel Holding
          Corp's Non-Employee Director Stock Option Plan for each of
          Albert Fried, Jr., Murray Drabkin, John T. LaMacchia, Frank
          T. MacInnis, Donald R. Shepherd, R.J. Shopf, A. Stanley West
          and Michael T. Yonker.(3)
   4.5    Geneva Steel Holdings Corp 2001 Stock Option Plan.(3)
   4.6    Form of Option Agreement used under Geneva Steel Holding
          Corp's 2001 Stock Option Plan for each of Joseph A. Cannon,
          Ken C. Johnsen, Timothy R. Clark, Carl E. Ramnitz, Dennis L.
          Wanlass and Marcus C. Phillips.(3)
   4.7    Form of Option Agreement used under Geneva Steel Holding
          Corp's issuance of non-plan options to Ken C. Johnsen.(6)
   4.8    Form of Option Agreement used under Geneva Steel Holding
          Corp's issuance of non-plan options to Stephen M. Bunker.
   5.1    Legal Opinion of Kaye Scholer LLP regarding legality.(6)
  10.1    Load Curtailment Agreement by and between Geneva Steel
          L.L.C. and Utah Power & Light Company dated as of June 1,
          2001.(6)
  10.2    Supplement Generation Agreement by and between Geneva Steel
          Company and Utah Power & Light Company dated as of December
          21, 2000.(4)
  10.3    Amendment No. 1 to Supplement Generation Agreement by and
          between Geneva Steel L.L.C. and Utah Power & Light Company dated as of June 1, 2001.(4)
  10.4    Employment Agreement by and between Ken C. Johnson, Geneva
          Steel Holdings Corp. and Geneva Steel L.L.C. dated as of May
          1, 2001.(6)
  10.5    Collective Bargaining Agreement between United Steelworkers of America and the Registrant dated May 1, 1998 (Expired
          June 22, 2001).(2)
  10.6    $110,000,000 Term Loan Agreement dated as of January 3,
          2001, among Geneva Steel LLC as Borrower and the Lender's
          and Citicorp USA, Inc., as Agent.(2)
  10.7    Amendment No. 1 to the Term Loan Agreement and Security
          Agreement dated April 30, 2001, among Geneva Steel LLC as
          Borrower and the Lenders and Citicorp USA, Inc., as
          Agent.(5)
  10.8    Amendment No. 2 to the Term Loan Agreement and Security
          Agreement dated August 24, 2001, among Geneva Steel LLC as
          Borrower and the Lenders and Citicorp USA, Inc., as Agent.
  10.9    Credit Agreement dated as of January 3, 2001, among Geneva
          Steel LLC as Borrower and the Lenders and Issuers and
          Citicorp USA, Inc., as Agent.(2)
  10.10   Amendment No. 1 to Credit Agreement dated March 30, 2001,
          among Geneva Steel LLC as Borrower and the Lenders and
          Issuers and Citicorp USA, Inc., as Agent.(5)
  10.11   Amendment No. 2 to Credit Agreement dated April 30, 2001,
          among Geneva Steel LLC as Borrower and the Lenders and
          Issuer and Citicorp USA, Inc., as Agent.(5)

EXHIBITS
--------
  10.12   Amendment No. 3 to Credit Agreement dated August 24, 2001, among Geneva Steel LLC as Borrower and the Lenders and
          Issuers and Citicorp USA, Inc., as Agent.
  10.13   Bridge Loan Agreement between Geneva Steel Company and
          Albert Fried & Company, LLC, dated December 22, 2000.(2)
  10.14   Commitment Letter dated December 13, 2000 from Albert Fried
          & Company, LLC to Geneva Steel Company.(6)
  10.15   Taconite Pellet Sales Agreement between USX Corporation and
          Geneva Steel Company dated May 31, 1995.(7)
  10.16   First Amendment to Taconite Pellet Sales Agreement between
          USX Corporation and Geneva Steel Company dated July 25,
          1997.(8)
  10.17   Second Amendment to Taconite Pellet Sales Agreement between
          USX Corporation and Geneva Steel Company dated September 30,
          1998.(9)
  10.18   Letter Agreement Amendment to Taconite Pellet Sales
          Agreement between USX Corporation and Geneva Steel Company dated December 16, 1999.(10)
  10.19   Product Sales Agreement between Geneva Steel LLC and
          Ferrostaal Incorporated dated as of August 2, 2001.
  10.20   Side Letter Amendment to Product Sales Agreement between
          Geneva Street LLC and Ferrostaal Incorporated dated August
          14, 2001.
  22      Listing of Subsidiaries of the Registrant.(2)
  23.1    Consent of Independent Public Accountants.
  23.2    Consent of Kaye Scholer LLP (included in Exhibit 5.1).
  24.1    Power of Attorney (included on signature page).(3)


---------------
 (1) Incorporated by reference to our registration statement on Form 8-A filed with the SEC on December 5, 2000.


 (2) Incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 2000.


 (3) Filed as an exhibit to our registration statement filed on Form S-3 dated March 28, 2001 (File No. 333-57716) and incorporated herein by reference.

 (4) Certain non-public portions of this document have been omitted based upon a request for confidential treatment that was filed with the SEC simultaneous with Amendment No. 1 to the Form S-3 on Form S-1 (333-57716). Such non-public portions have been filed separately with the SEC.

 (5) Incorporated by reference to our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001.

 (6) Filed as an exhibit to amendment number one to our registration statement on Form S-3 on Form S-1 dated July 18, 2001 (File No. 333-57716) and incorporated herein by reference.


 (7)Incorporated by reference to our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 1995.



 (8)Incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 1997.



 (9)Incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 1998.



(10)Incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 1999.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          2. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          3. That, for the purpose of determining any liability under Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          4. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vineyard, State of Utah, on August 31, 2001.


                                          GENEVA STEEL HOLDINGS CORP

                                          By: /s/           *
                                            ------------------------------------
                                            Name: Joseph A. Cannon
                                            Title: Chairman of the Board of
                                              Directors


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 31, 2001.


                     SIGNATURE

                         *                             Chairman of the Board of Directors
---------------------------------------------------
                 Joseph A. Cannon

                /s/ KEN C. JOHNSEN                     Chief Executive Officer, President, Secretary
---------------------------------------------------    and Director (principal executive officer)
                  Ken C. Johnsen

                         *                             Vice-President of Finance and Treasurer
---------------------------------------------------    (principal financial and accounting officer)
                 Stephen M. Bunker

                         *                             Director
---------------------------------------------------
                  Murray Drabkin

                         *                             Director
---------------------------------------------------
                 Albert Fried, Jr.

                         *                             Director
---------------------------------------------------
                 John T. LaMacchia

                         *                             Director
---------------------------------------------------
                 Frank T. MacInnis

                         *                             Director
---------------------------------------------------
                Donald R. Shepherd

                         *                             Director
---------------------------------------------------
                    R. J. Shopf

                         *                             Director
---------------------------------------------------
                  A. Stanley West

                         *                             Director
---------------------------------------------------
                 Michael T. Yonker



              *By: Power of Attorney

                /s/ KEN C. JOHNSEN                     Attorney-in-Fact
   ---------------------------------------------
                  Ken C. Johnsen

                                 EXHIBIT INDEX


EXHIBITS
--------
     2.1   Geneva Steel Company's Third Amended Plan of Reorganization,
           as modified, under Chapter 11 of the Bankruptcy Code.(1)
     3.1   Amended and Restated Certificate of Incorporation of Geneva
           Steel Holdings Corp.(2)
     3.2   Amended and Restated Bylaws of Geneva Steel Holdings
           Corp.(2)
     4.1   Registration Rights Agreement by and between Albert Fried &
           Company, LLC and Geneva Steel Holdings Corp dated January 3,
           2001.(2)
     4.2   Registration Rights Agreement by and between Loomis Sayles &
           Co., Inc. and Geneva Steel Holdings Corp dated as of January
           3, 2001.(3)
     4.3   Non-Employee Director Stock Option Plan.(3)
     4.4   Form of Option Agreement used under Geneva Steel Holding
           Corp's Non-Employee Director Stock Option Plan for each of
           Albert Fried, Jr., Murray Drabkin, John T. LaMacchia, Frank
           T. MacInnis, Donald R. Shepherd, R.J. Shopf, A. Stanley West
           and Michael T. Yonker.(3)
     4.5   Geneva Steel Holdings Corp 2001 Stock Option Plan.(3)
     4.6   Form of Option Agreement used under Geneva Steel Holding
           Corp's 2001 Stock Option Plan for each of Joseph A. Cannon,
           Ken C. Johnsen, Timothy R. Clark, Carl E. Ramnitz, Dennis L.
           Wanlass and Marcus C. Phillips.(3)
     4.7   Form of Option Agreement used under Geneva Steel Holding
           Corp's issuance of non-plan options to Ken C. Johnsen.(6)
     4.8   Form of Option Agreement used under Geneva Steel Holding
           Corp's issuance of non-plan options to Stephen M. Bunker.
     5.1   Legal Opinion of Kaye Scholer LLP regarding legality.(6)
    10.1   Load Curtailment Agreement by and between Geneva Steel
           L.L.C. and Utah Power & Light Company dated as of June 1,
           2001.(6)
    10.2   Supplement Generation Agreement by and between Geneva Steel
           Company and Utah Power & Light Company dated as of December
           21, 2000.(4)
    10.3   Amendment No. 1 to Supplement Generation Agreement by and
           between Geneva Steel L.L.C. and Utah Power & Light Company dated as of June 1, 2001.(4)
    10.4   Employment Agreement by and between Ken C. Johnson, Geneva
           Steel Holdings Corp. and Geneva Steel L.L.C. dated as of May
           1, 2001.(6)
    10.5   Collective Bargaining Agreement between United Steelworkers of America and the Registrant dated May 1, 1998 (Expired
           June 22, 2001).(2)
    10.6   $110,000,000 Term Loan Agreement dated as of January 3,
           2001, among Geneva Steel LLC as Borrower and the Lender's
           and Citicorp USA, Inc., as Agent.(2)
    10.7   Amendment No. 1 to the Term Loan Agreement and Security
           Agreement dated April 30, 2001, among Geneva Steel LLC as
           Borrower and the Lenders and Citicorp USA, Inc., as
           Agent.(5)
    10.8   Amendment No. 2 to the Term Loan Agreement and Security
           Agreement dated August 24, 2001, among Geneva Steel LLC as
           Borrower and the Lenders and Citicorp USA, Inc., as Agent.
    10.9   Credit Agreement dated as of January 3, 2001, among Geneva
           Steel LLC as Borrower and the Lenders and Issuers and
           Citicorp USA, Inc., as Agent.(2)
    10.10  Amendment No. 1 to Credit Agreement dated March 30, 2001, among Geneva Steel LLC as Borrower and the Lenders and
           Issuers and Citicorp USA, Inc., as Agent.(5)
    10.11  Amendment No. 2 to Credit Agreement dated April 30, 2001, among Geneva Steel LLC as Borrower and the Lenders and
           Issuer and Citicorp USA, Inc., as Agent.(5)
    10.12  Amendment No. 3 to Credit Agreement dated August 24, 2001, among Geneva Steel LLC as Borrower and the Lenders and
           Issuers and Citicorp USA, Inc., as Agent.
    10.13  Bridge Loan Agreement between Geneva Steel Company and
           Albert Fried & Company, LLC, dated December 22, 2000.(2)

EXHIBITS
--------
    10.14  Commitment Letter dated December 13, 2000 from Albert Fried
           & Company, LLC to Geneva Steel Company.(6)
    10.15  Taconite Pellet Sales Agreement between USX Corporation and
           Geneva Steel Company dated May 31, 1995.(7)
    10.16  First Amendment to Taconite Pellet Sales Agreement between
           USX Corporation and Geneva Steel Company dated July 25,
           1997.(8)
    10.17  Second Amendment to Taconite Pellet Sales Agreement between
           USX Corporation and Geneva Steel Company dated September 30,
           1998.(9)
    10.18  Letter Agreement Amendment to Taconite Pellet Sales
           Agreement between USX Corporation and Geneva Steel Company dated December 16, 1999.(10)
    10.19  Product Sales Agreement between Geneva Steel LLC and
           Ferrostaal Incorporated dated as of August 2, 2001.
    10.20  Side Letter Amendment to Product Sales Agreement between
           Geneva Steel LLC and Ferrostaal Incorporated dated August
           14, 2001.
    22     Listing of Subsidiaries of the Registrant.(2)
    23.1   Consent of Independent Public Accountants.
    23.2   Consent of Kaye Scholer LLP (included in Exhibit 5.1).
    24.1   Power of Attorney (included on signature page).(3)


---------------
 (1) Incorporated by reference to our registration statement on Form 8-A filed with the SEC on December 5, 2000.

 (2) Incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 2000 as filed with the Commission on January 12, 2001.

 (3) Filed as an exhibit to our registration statement filed on Form S-3 dated March 28, 2001 (File No. 333-57716) and incorporated herein by reference.

 (4) Certain non-public portions of this document have been omitted based upon a request for confidential treatment that was filed with the SEC simultaneous with Amendment No. 1 to the Form S-3 on Form S-1 (333-57716). Such non-public portions have been filed separately with the SEC.

 (5) Incorporated by reference to our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001.

 (6) Filed as an exhibit to amendment number one to our registration statement on Form S-3 on Form S-1 dated July 18, 2001 (File No. 333-57716) and incorporated herein by reference.


 (7)Incorporated by reference to our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 1995.



 (8)Incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 1997.



 (9)Incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 1998.



(10)Incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 1999.